Form 20-F
period 2002-06-30
ORIGIN ENERGY LTD
filed 2002-12-24
CIK 845033

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION
12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL
YEAR ENDED JUNE 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

ORIGIN ENERGY LIMITED
(previously known as Boral Limited)
(Exact Name of Registrant as Specified in its Charter)

NEW SOUTH WALES, AUSTRALIA
(Jurisdiction of Incorporation or Organization)

Level 39, AMP Centre, 50 Bridge Street
Sydney, NSW 2000
AUSTRALIA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

647,829,152 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   ☒  NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☒  ITEM 17  ☐  ITEM 18

ORIGIN ENERGY LIMITED, OLD BORAL AND NEW BORAL

Origin Energy Limited or the “Company” is a company organized under the laws of the State of New South Wales, Australia. Our businesses include the sale of natural gas, liquefied petroleum gas or LPG and electricity throughout Australia, the distribution of LPG in New Zealand and parts of the Asia-Pacific region, the exploration for and production of oil and gas in Australia and New Zealand, the development and operation of gas-fired cogeneration and power generation facilities in Australia, and equity investment in and management of gas transmission and distribution assets on behalf of third parties in Australia. Unless the context otherwise requires, all references in this document to “we, “us” and “our” are to Origin Energy Limited and its consolidated subsidiaries. References to “OCA” are references to Oil Company of Australia—an 85.23% owned subsidiary of Origin Energy Limited.

Prior to February 18, 2000, we were named Boral Limited (“Old Boral”) and had core businesses consisting primarily of building products, construction materials and energy operations. On February 18, 2000, we (i.e., then Old Boral) effected a demerger of the building products and construction materials businesses from the energy businesses (the “Demerger”). The Demerger, which was effective from January 1, 2000, was implemented by way of a scheme of arrangement in accordance with the provisions of the Australian Corporations Law and Listing Rules of the Australian Stock Exchange or the ASX. Following the Demerger, Old Boral continued to hold the energy businesses and remained listed on the ASX, but changed its name from “Boral Limited” to “Origin Energy Limited”. We delisted from the Nasdaq National Market effective February 17, 2000.

In connection with the Demerger, the building products and construction materials businesses of Old Boral were transferred to Blue Circle Southern Cement Limited (“Blue Circle”), a wholly owned subsidiary of Old Boral prior to the Demerger. A return of capital in the form of a pro rata distribution of the ordinary shares of Blue Circle was made to the shareholders of Old Boral, pursuant to which each Old Boral shareholder received, for no additional consideration, one fully paid ordinary share of Blue Circle for each fully paid share of Old Boral held. Blue Circle was renamed Boral Limited (“New Boral”) on February 18, 2000 and was separately listed on the ASX on February 21, 2000. See Item 4A “History and Development of Origin Energy.”

All financial information in this report concerning the current reporting period (July 1, 2001 to June 30, 2002) relates to our ongoing energy businesses. The Demerger occurred two reporting periods prior to the current fiscal year covered by this Annual Report and did not have an immediate impact on our financial statements in the current reporting period. However, certain comparisons with prior year reporting include reference to and comparison with activities undertaken within “Old Boral”, including those activities undertaken within the Building Products and Construction Materials businesses which no longer form a part of our operations.

CURRENCY OF PRESENTATION AND CERTAIN DEFINITIONS

We publish our consolidated financial statements in Australian dollars. In this Annual Report references to “dollars”, “A$” or “$” are to Australian dollars and references to “US$” or “US dollars” are to United States dollars. For your convenience this Annual Report contains translations of certain Australian dollar amounts into US dollars at the rate indicated. Translations of Australian dollars into US dollars have been made at the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York (the “Noon Buying Rate”). These transactions should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.

The Australian dollar is convertible into US dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On December 2, 2002 the Noon Buying Rate was US$0.5591= A$1.00. The following table sets forth, for the previous six months and the last five fiscal years, certain information concerning Noon Buying Rates for A$1.00.

Month ended	High	Low
November 30, 2002	0.5660	0.5563
October 31, 2002	0.5585	0.5422
September 30, 2002	0.5518	0.5419
August 31, 2002	0.5534	0.5280
July 31, 2002	0.5688	0.5370
June 30, 2002	0.5748	0.5583

Year Ended June 30,	Average Rate(1)
1998	0.6805
1999	0.6248
2000	0.6238
2001	0.5372	(2)
2002	0.5237	(2)

(1)	Determined by averaging Noon Buying Rates on the last day of each month during the period.
(2)	Determined by averaging Noon Buying Rates on every trading day during the period.

Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect our earnings, the book value of our assets and our shareholders’ equity as expressed in Australian and US dollars. In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of our ordinary shares (the “Ordinary Shares”) on the Australian Stock Exchange. Such currency fluctuations also affected the conversion into US dollars by The Bank of New York, as depositary for our former American Depositary Receipts, or ADRs, program of cash dividends paid in Australian dollars on Ordinary Shares represented by American Depositary Shares, or ADSs. On December 15, 2000, we terminated our ADR program. See Item 4A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program”.

Our fiscal year ends on June 30. As used in this Annual Report, the fiscal year ended June 30, 2002 is referred to as “2001-2002” and other fiscal years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

CONVERSION RATES

PJe or petajoule equivalent is a measure of the energy content of hydrocarbons or electricity sold. One petajoule is 1015 joules, and one petajoule in the metric system is equivalent to 947,817 million British thermal units or BTUs, in the imperial measurement system. Sales of natural gas are measured in petajoules. The conversion rates used for other products in this report are as follows:

1,000 barrels of crude oil	= 0.00583 PJe
1,000 barrels condensate	= 0.00541 PJe
1,000 tonnes LPG	= 0.0493 PJe
1,000 tonnes ethane	= 0.0518 PJe
1,000 megawatt hours	= 0.0036 PJe

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, including, without limitation, statements under the captions “Key Information”, “Information on Origin Energy”, “Operating and Financial Review and Prospects”, and “Quantitative and Qualitative Disclosure about Market Risk” contained herein. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any of such matters will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, (i) changes in crude oil prices and associated liquids, including LPG; (ii) fluctuations in the exchange rate of the Australian dollar compared to the US dollar; (iii) a decrease in the level of demand for our energy products due to weather conditions, or a reduction in the level of use of natural gas for power generation and by industry, as well as lower oil prices; (iv) movements in wholesale electricity prices including increased volatility and higher prices in relation to the supply of electricity due, in part, to the absence of a sufficient forward market and the inability of electricity retailers to pass the cost of volatility and higher prices on to their customers, (v) defaults on commitments made by our trading counterparties, (vi) further changes in the regulatory environment in Australia relating to retail contestability and the “open access” policy in relation to gas and electricity infrastructure assets; (vii) changes in the regulation of, or level of taxation in relation to, LPG and/or petrol, i.e. gasoline, or diesel fuel; (viii) uncertainties in estimating quantities of oil and gas reserves; (ix) competing sources of gas supply; (x) our failure to supply gas, electricity, LPG or services as required under our commercial arrangements, (xi) non-compliance with environmental laws and regulations; (xii) changes to climate control measures to mitigate the effects of energy production and use on the environment; (xiii) judgments against us in connection with litigation; (xiv) payment of potential claims not covered by insurance; (xv) changes in the Australian Tax System and unfavorable interpretation of tax legislation; (xvi) native title claims on our land; and (xvii) less favorable than expected general economic conditions in any of the markets in which we operate. Further information on the other factors that could affect our financial results and such forward looking statements are included in Item 3D “Risk Factors”, Item 4 “Information on Origin Energy”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.    KEY INFORMATION

A.  Selected Consolidated Financial Data

The table that follows sets forth selected financial data derived from our audited consolidated financial statements as of and for each of the five fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002. Our audited consolidated statements of financial position as of June 30, 2001 and 2002 and the consolidated statements of financial performance and cash flows for each of the years ended June 30, 2000, 2001 and 2002 and the report of the auditors thereon are included elsewhere in this Annual Report.

The selected financial data presented below, and the audited consolidated financial statements contained elsewhere in this Annual Report, for the years ended June 30, 2001 and 2002, presents the results of our energy operations only, which are our remaining operations following the Demerger. The selected consolidated statement of financial performance data for the year ended June 30, 2000 presented below, and the audited consolidated statement of financial performance and statement of cash flows for the year ended June 30, 2000 contained elsewhere in this Annual Report, include the December 1999 half year results of our former building products and construction materials businesses, i.e., the businesses that were separated pursuant to the Demerger and that are presently operated by New Boral, and the full year results of our continuing energy businesses for that period. The prior years’ statement of financial performance data represent the full year results of the demerged building products and construction materials businesses as well as our continuing energy businesses.

The consolidated statement of financial position data as at June 30, 2000, 2001 and 2002 presented below, and the audited consolidated statement of financial position as at June 30, 2001 and 2002 contained elsewhere in this Annual Report, include the assets and liabilities of our continuing energy businesses only, whereas the statement of financial position data as at June 30, 1999 and prior years include the assets and liabilities of the demerged building and construction materials businesses as well as our continuing energy businesses.

In addition, unaudited pro forma statement of financial performance data and cash flow data for the year ended June 30, 2000 relating to our energy operations is presented below. This pro forma data is derived from our historical audited financial statements and discloses solely the results of our energy operations as if the Demerger had occurred on July 1, 1999. The pro forma data makes assumptions concerning, among other things, the allocation of transaction costs, debt levels, interest costs, tax charges and corporate expenses between us and New Boral and the number of ordinary shares issued and outstanding.

Our consolidated financial statements are prepared in accordance with Australian GAAP, which varies in certain material respects from US GAAP. For a discussion of certain differences between Australian GAAP and US GAAP as they apply to us, see Note 39 to our Consolidated Financial Statements.

	Year ended June 30,			Pro Forma Year Ended June 30,	Year ended, June 30,	Year ended, June 30,
	1998	1999	2000	2000	2001	2002
	(All amounts in A$ millions unless otherwise specified)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
Amounts prepared in accordance with Australian GAAP

Sales revenue(1)	4,702.6	4,898.6	3,524.4	1,496.1	1,655.4	2,389.2
Operating profit before significant items and income tax(2)	292.2	326.3	253.6	101.1	141.6	187.8
Significant items(2)	(117.2)	0.0	(123.7)	(107.5)	0.0	0.0
Income Tax	(89.7)	(98.9)	(31.5)	12.2	(38.0)	(54.2)
Net income before outside equity interests	85.3	227.4	98.4	5.8	103.6	133.6
Outside equity interest	0.7	1.1	(2.9)	(3.1)	(5.6)	(4.9)
Net income	86.0	228.6	95.5	2.7	98.0	128.6
Earnings per ordinary share	A$0.08	A$0.20	A$0.11	A$0.05	A$0.17	A$0.20
Pro forma earnings per ADS(3)(5)	US$0.40	US$1.01	US$0.55	US$0.12	US$0.37	US$0.43
Dividends per Ordinary share	A$0.15	A$0.15	A$0.21	A$0.12	A$0.04	A$0.05
Pro forma dividends per ADS(4)(5)	US$0.74	US$0.77	US$0.52	US$0.30	US$0.07	US$0.09

Amounts prepared in accordance with US GAAP

Net income/(loss)	513.6	163.8	130.7	67.7	64.8	131.2
Basic and diluted earnings/(loss) per ordinary share(5)	A$0.89	A$0.29	A$0.23	A$0.12	A$0.11	A$0.21
Basic and diluted earnings/(loss) per ADS(3)	US$4.86	US$0.72	US$0.57	US$0.30	US$0.25	US$0.43

STATEMENT OF FINANCIAL POSITION DATA:
Amounts prepared in accordance with Australian GAAP

Current assets	1,573.0	1,959.9	424.0	424.0	584.8	586.2
Current liabilities	1,241.5	1,388.5	319.0	319.0	668.5	527.5
Total assets	5,918.2	6,882.9	2,231.3	2,231.3	2,828.8	2,957.9
Long-term debt	1,089.7	1,829.8	430.0	430.0	520.0	565.1
Equity	3,096.1	3,089.7	1,240.4	1,240.4	1,328.4	1,626.0

Amounts prepared in accordance with U.S. GAAP(6)

Total assets	6,445.6	7,505.7	2,438.4	2,438.4	2,929.0	3,037.3
Long-term debt	1,089.7	1,829.8	430.0	430.0	520.0	565.1
Equity	3,221.3	3,174.5	1,299.1	1,299.1	1,349.6	1,651.3

(1)
Sales revenue in 1999, 2000, 2001 and 2002 includes revenue associated with our agency agreement with Gascor (1998-1999: A$20.0 million; 1999-2000: A$181.2 million; 2000-2001: $161.0 million; 2001-2002: $171.5 million). For a discussion of our agreement with Gascor see Item 4B “Business Overview—Natural Gas.”

(2)
As a result of the first time application on July 1, 2000 and also applicable for years ended June 30, 2001 and 2002 of the revised standards AASB 1018—Statement of Financial Performance, AASB 1034—Financial Report Presentation and Disclosures and the new AASB 1040 (Statement of Financial Position), revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 3(d) to our Consolidated Financial Statements.

(3)
Converted to US dollars based on average Noon Buying Rate for the period indicated with each ADS representing eight Ordinary Shares prior to the Demerger and four Ordinary Shares following the Demerger. On December 15, 2000 we terminated our ADR program and no ADRs were outstanding after December 15, 2001. The information for 2001-2002 is presented for comparative purposes as if the ADR program was still in effect as of June 30, 2002. See “Currency of Presentation and Certain Definitions” and Item 4A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program.”

(4)
Converted to US dollars at the Noon Buying Rate at the respective payment dates of such dividends with each ADS representing eight Ordinary Shares prior to the Demerger and four Ordinary Shares following the Demerger. The Depositary’s maximum fee of US$.01 per ADS per cash distribution has been deducted from each of the converted amounts. On December 15, 2000 we terminated our ADR program and no ADRs were outstanding after December 15, 2001. The information for 2001-2002 is presented for comparative purposes as if the ADR program was still in effect as of June 30, 2002. See “Currency of Presentation and Certain Definitions” and Item 4A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program.”

(5)
Earnings per ordinary share and dividends per ordinary share have been retrospectively adjusted to reflect the 2 for 1 share consolidation, which occurred in February 2000 in connection with the Demerger.

(6)	For a discussion of the principal differences between Australian GAAP and US GAAP that are applicable to us, see Note 39 to our Consolidated Financial Statements.

B.     Capitalization and Indebtedness

Not Applicable

C.     Reasons for Offer and Use of Proceeds

Not Applicable

D.     Risk Factors

We have identified the following factors that could materially adversely affect our business, financial condition, and results of operations.

         General

General movements in local and international stock markets, prevailing economic conditions, investor sentiment and interest rates may affect the market price of our shares. Any significant decrease in the market price of our Ordinary Shares could impact our credit rating, impacting on our ability to raise funds through debt and equity markets, and consequently could materially adversely affect our business and financial condition.

         Crude Oil Prices

Our revenues are sensitive to changes in crude oil prices and associated liquids, including LPG. The international price for crude oil has historically been volatile. Any prolonged decline in crude oil prices could materially adversely affect our business, financial condition and results of operations.

         Exchange Rates

Fluctuations in the Australian dollar affect the value of our foreign currency denominated assets, liabilities, earnings, and costs. Revenue derived from the production of crude oil and associated liquids is denominated in US dollars as is the cost of purchasing LPG for retail sale. Appreciation of the US dollar against the Australian dollar could adversely impact on our Australian dollar revenue.

         Weather Patterns

Our sales are sensitive to weather conditions in the key markets in which we operate. Warmer than average weather in winter may lead to lower levels of gas usage by customers and consequently may have a negative impact on our earnings. Cool weather during summer may also negatively affect our earnings because our peaking power stations have been developed to take advantage of high prices, which typically correspond to high loads, particularly from the use of air conditioning in summer. As a result, unpredictable weather conditions could materially adversely affect our business, financial condition and results of operations.

         Natural Gas and Electricity Prices

The price we charge for our natural gas and electricity sales are set either under contracts or by tariffs approved by the relevant regulators or state governments. Long-term gas contracts for gas sales from our producing business may contain price review clauses that may lead to price changes under these contracts. In addition, where full retail contestability applies, the prices we charge to our retail customers are determined by competitive market forces. This could lead to significant changes in prices and, as a result, revenue received by us for our natural gas and electricity sales may be adversely affected. Any decline in revenue from our natural gas and electricity sales could materially adversely affect our business, financial condition and results of operations.

Electricity and Gas Wholesale Price and Volume Volatility

Our exposure to electricity and gas prices varies over time. Wholesale prices are volatile and are influenced by many independent factors, such as weather, generator/producer competitive behavior, retailer competitive behavior, infrastructure reliability, actions of the market operator, changes in the market rules and the level of economic activity, which are difficult to predict.

There is a risk of increased volatility and higher prices in relation to the supply of electricity due, in part, to the absence of a sufficient forward market and the inability of electricity retailers to pass the cost of volatility and higher prices on to their customers. Such movements in wholesale electricity prices can have a significant effect on our trading, generation and retail profitability.

Gas is typically sold under long-term contracts and therefore is not exposed to the same spot price volatility as electricity. However, with the development of the daily gas market in Victoria and the increase in gas-fired electricity generation, gas price risks may increase over time and may have an effect on the certainty of wholesale gas prices.

As a retailer, there is uncertain future demand for our products as a result of factors such as retail competition, economic growth and weather. This forward position is forecast and hedged accordingly, however, if actual load differs from forecasts it creates short-term exposure to the underlying spot or short-term contracting markets which results in price risk. Although we manage these risks through detailed long-term and short-term modeling, the use of physical and financial contracts, relationships with generators and producers, the ownership of generation and production assets as well as energy retail businesses, and the application of strict risk management policies, significant movements in wholesale energy prices, or significant perturbations to the volume profile predicted by us can have a material adverse effect on our trading, generation and retail profitability.

Trading Counterparties

Effectively managing our wholesale electricity or oil price risk requires us to use derivative trading in circumstances in which we are an unsecured trade creditor/debtor of our counterparties. We are therefore exposed to risk that such parties may be unable to pay their obligations to us or will be unable to fulfill their obligations to supply products to us. Defaults on the obligations of our counterparties could have a material adverse effect on our business, financial condition and results of operations.

Industry Regulation and Retail Contestability

Regulatory reform of the electricity and gas markets in Australia has been, in part, driven by an intention that electricity and gas retailers will be able to compete for customers on the basis of price and service, free from geographical and regulatory restraints. The depth of contestability in both the gas and electricity retail markets will change over time depending on the relevant state legislation and the energy requirements of each customer. We cannot predict the impact of contestability in the future. Contestability may have a material adverse impact on our customer numbers and retail margins and consequently on our business, financial condition and prospects.

Government regulators are also responsible for developing and implementing network access arrangements for gas and electricity. Delays in the implementation of such arrangements or the implementation of such arrangements, depending on the nature and scope of the access arrangements developed and the manner of implementation, could have a material adverse effect on our business and financial condition.

Industry Conditions

Changes to ownership of energy assets and regulation of Australian energy markets are likely to lead to increased levels of competition. In the event that state and federal governments in Australia slow down or reverse the process of deregulation and/or regulated returns, it could have a material adverse effect on our business, financial condition and results of operations.

Oil and Gas Reserves

There are numerous uncertainties inherent in estimating quantities of oil and gas reserves, including factors that are beyond our control. It is possible that our estimates of reserves attributable to particular properties, the classification of such reserves based on risk recovery and the estimates of future net revenue expected from these reserves may vary from those stated in this Annual Report. Changes in reserve estimates can materially affect amortization rates.

Competing Sources of Gas Supply

There is the potential for new gas fields to be developed in competition with our existing gas reserves. For example, significant planning work is being done by other companies to construct pipelines to transport remote gas to eastern Australian markets. If these projects proceed, they could have a significant impact on the supply and demand dynamics of the eastern Australian gas markets. Any competition for our products may lead to price reductions and decreased revenue from sales, which could materially adversely affect our business, financial condition and results of operations.

Failure to Supply

As a retailer, we rely on accessing gas (both natural gas and LPG) supply for the purposes of on-sale. In the event that suppliers fail to meet contractual obligations or a major disruption to pipelines or gas distribution networks occurs, we may not be able to meet demand. As a natural gas supplier in Australia, we sell to retailers and direct to customers under various forms of negotiated contracts, standard terms or in accordance with terms imposed by law. In the event of a decrease in gas reserves or plant failure, we may not be able to supply gas in accordance with our obligations. For the majority of our sales as a producer, we do not operate or control the relevant plant. Protection from the liability for non-supply of natural gas to our customers is obtained in the form of specific clauses in contracts such as force majeure and negation of consequential loss, exclusions from liability under state gas legislation, insurance which covers both business interruption and liability to third parties and management systems. However, we cannot guarantee that reliance on these remedies would fully mitigate any adverse impact. As a result, failure of our suppliers to meet contractual obligations or our failure to meet demand could materially adversely affect our business, financial condition and results of operations.

Operational Risk

We have interests in a variety of energy infrastructure assets including gas processing facilities, LPG terminals, LPG distribution assets and power plants. Accidents that could occur at any of these assets could prevent us from meeting our obligations to supply energy and require material expenditure to remediate the assets and any other damage caused. Significant expenditures to remediate the assets and other damage could have a material adverse effect on our business, financial condition and results of operations.

Environmental

We are involved in a number of activities that may, in certain circumstances, pose a risk to the environment. For example, certain accidents or non-compliance with environmental laws and regulations may lead to costs and penalties in respect of environmental rehabilitation, damage control and losses despite our active program to minimize the probability of such accidents or violations occurring. Costs and expenditures associated with non-compliance with environmental laws and regulations that cannot be passed on to customers could have a material adverse effect on our business, financial condition and results of operations.

We own or lease some land that is contaminated, mainly as the result of the operation of manufactured gas plants that have now been closed for many years. Prior to the reticulation of natural gas, town gas was manufactured from coal on some of our sites from as early as the mid 1800s. Following comprehensive site investigation, we liaise with the relevant authorities regarding appropriate containment or remediation of such contamination. We have written down the book value of a number of these sites below estimated market value to reflect the assessed cost of remediating the land and, where this is insufficient, we have established additional provisions. A number of such sites in South Australia, Queensland and Tasmania are affected by residual contamination from gas manufacturing by-products. In 2001, we commissioned a detailed external audit and we developed a comprehensive environmental plan for the containment or remediation of these sites. We have or are in the process of implementing audit recommendations, and we have made a provision of A$23 million for planned remediation, monitoring and forward assessment of these sites.

In addition government regulators may impose limits on greenhouse gas emissions or enact other measures, such as a requirement to purchase emissions permits. We may not be able to pass costs associated with such measures on to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Climate Risk

Energy production and use is a major source of greenhouse gases, most notably carbon dioxide. Government implementation of measures to reduce the impact of energy use on the environment can give rise to exposures, which we must manage through procurement activities. In the current absence of a global regime to mitigate greenhouse gases, we are committed to complying with all our obligations under the various domestic schemes, including the Mandated Renewable Energy Target and the NSW Greenhouse Benchmarks Scheme that require us to purchase a certain proportion of our energy from renewable generators. However, it remains uncertain what the exact nature and requirements of future national and international climate control measures will be and it is possible that new measures could have a material adverse effect on our business, financial condition and prospects.

Litigation

We have been joined in the class action brought against Esso Australia Pty Limited by various claimants as a result of the interruption to natural gas supplies that resulted from the explosion at Esso’s Longford gas processing plant in Melbourne, Victoria in September 1998. Cross claim proceedings were issued by Esso against us and other retailers, distributors and the state instrumentalities involved in the gas distribution and retail chain. Any adverse judgments against us and consequent damages we may be required to pay in connection with these claims, could, but are not expected to, have a material adverse effect on our business, financial condition and results of operations.

Insurance

The risks associated with the diverse nature of our activities are such that insurance cover is not available for all of our activities, or the cost of obtaining such insurance is deemed excessive relative to the likely benefits, and insurance policies are therefore not taken out. Any significant claims that we are required to pay and which are not covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Taxes

In the past few years the Australian Government has introduced a number of changes to the Australian tax system, including the introduction of the Goods and Services Tax or GST. These issues have had significant impact on us and other companies operating in Australia. We have incurred significant additional costs in meeting some of these changes such as implementation of the GST. We anticipate that ongoing changes to the company tax system including, the implementation of tax consolidation legislation, in Australia will continue to impact on our results of operations. In addition, unfavorable interpretations of existing tax legislation may impact our results of operations. See Item 5 “Operating and Financial Review and Prospects– Critical Accounting Policies– Income Tax Accounting” and Item 10E for further details of the tax reforms implemented and proposed.

Native Title

The High Court in Mabo (No. 2) in 1992 established that the common law of Australia recognizes native title. The amended Native Title Act validates the granting of titles in the past and sets up mechanisms to validly perform activities in the future, among other things. Each State and Territory is entitled to establish its own validation procedures. Queensland and South Australia, where we have a significant number of petroleum titles, intend to enact legislation relating to the granting of titles under their respective petroleum statutes. Many of our petroleum titles throughout Australia are over land that either is, or is capable of being, subject to native title claims or interests. In addition, titles we may acquire in the future may also be subject to native title claims or interests. While we believe our existing petroleum production titles are valid or have been validated under the Native Title Act, we may have had titles issued to us that are potentially invalid to the extent that they affect native title, if native title is found to exist. As a result of native title concerns and cultural heritage issues, delays in the future grant of production and exploration titles, however, can be expected. There may also be delays experienced in the construction of new infrastructure such as pipelines.

ITEM 4.    INFORMATION ON ORIGIN ENERGY

A.      History and Development of Origin Energy

Our operations principally consist of the sale of natural gas, LPG and electricity throughout Australia, the distribution of LPG in New Zealand and parts of the Asia-Pacific region, the exploration for, and production of, oil and gas in Australia and New Zealand, the development and operation of gas-fired cogeneration and power generation facilities in Australia, and management of gas transmission and reticulation assets on behalf of third parties in Australia. We are one of Australia’s 100 largest industrial corporations with a market capitalization at November 30, 2002 of approximately A$2.3 billion.

Our registered office is located at Level 39, AMP Centre, 50 Bridge Street, Sydney, New South Wales Australia. Our telephone number is: 011 61 2 9220 6400.

We were incorporated on March 4, 1946 under the laws of New South Wales, Australia as Bitumen and Oil Refineries (Australia) Limited and shortly thereafter constructed an oil refinery in Sydney. Our original business consisted of importing suitable crude oil and refining bitumen for road making purposes and petroleum by-products. Having diversified into resource-based building materials and expanded into the production and marketing of LPG in the early and mid 1950s, we changed our name to Boral Limited in 1963 and eventually withdrew from the refinery business.

In the 1960s, we expanded the regional diversity of our energy activities with the acquisition of the Gas Supply Company, which comprised 28 gas companies throughout the eastern states of Australia. During this time, we also began supplying LPG to Papua New Guinea and the Pacific Islands.

Our presence in gas production and distribution increased with the acquisition of the Brisbane Gas Company in 1971 and the Launceston Gas Company in 1980. This was followed closely by the expansion of our activities in oil exploration with the acquisition of an 85% interest in Oil Company of Australia Ltd or OCA between 1980 and 1985.

During the 1990s, we grew considerably with the acquisition of Sagasco in 1993, enhancing our position in Australia’s gas market. All of our energy assets were brought together in 1995 under the umbrella of Boral Energy.

We restructured our natural gas distribution businesses in 1997 due to the energy deregulation process underway in Australia, choosing to focus on natural gas exploration and production, energy retailing and trading, power generation and investment in energy infrastructure and management services. See this Item 4B “Government Regulation”. We sold our natural gas distribution assets in Adelaide (South Australia), Brisbane (Queensland) and Alice Springs (Northern Territory) for A$889 million to a newly formed company, Envestra Limited (“Envestra”). Envestra subsequently conducted a public offering in Australia and became listed on the ASX. We currently hold a 19.1% equity interest in Envestra, and have contracted with Envestra to operate and maintain the distribution network. We have also contracted with Envestra for non-exclusive access to the distribution network in order to deliver gas to our customers in areas served by the network.

In March 1999, we successfully bid with Envestra for the Victorian gas retail business, Energy 21, and its stapled distribution business, Stratus Networks, then being sold by the State Government of Victoria. We paid A$443 million for Energy 21, which we own and operate, and Envestra purchased Stratus Networks. We currently operate the Stratus Networks’ distribution assets pursuant to an operating agreement with Envestra.

On October 20, 1999, we (then Old Boral) announced the intention to “demerge”, or separate, the building and construction materials businesses and the energy businesses into two industry-specific, Australian listed companies. The Demerger was effected by way of a scheme of arrangement in accordance with the provisions of the Australian Corporations Law and the Listing Rules of the ASX, and was approved by Old Boral’s shareholders on February 17, 2000 and ratified by the Supreme Court of the State of New South Wales on February 18, 2000. An Explanatory Statement was prepared by Old Boral in connection with the Scheme of Arrangement and furnished to the Securities and Exchange Commission on Form 6-K on December 30, 1999. The Demerger was effective from January 1, 2000. We delisted from the Nasdaq National Market effective February 17, 2000.

Pursuant to the Demerger, Old Boral continued to hold its energy businesses and remained listed on the ASX, but changed its name from “Boral Limited” to “Origin Energy Limited” effective February 18, 2000. The Company’s construction and building material businesses were transferred to Blue Circle, then a wholly owned subsidiary of Old Boral. A consolidation of Old Boral’s ordinary shares was effected, such that every two shares of Old Boral were consolidated into one share. A return of capital to Old Boral’s shareholders was then made in the form of a pro rata distribution of the ordinary shares of Blue Circle, pursuant to which each shareholder of Old Boral received, for no additional consideration, one fully paid ordinary share of Blue Circle for each fully paid ordinary share of Old Boral held. Blue Circle was renamed Boral Limited (i.e., New Boral) on February 18, 2000 and was separately listed on the ASX on February 21, 2000.

Since the Demerger, we and New Boral have operated independently of each other as separately listed companies and neither company has a beneficial shareholding in the other. There were, however, a number of agreements that were entered into by us and New Boral prior to the Demerger that covered the transfer of the businesses, investments and assets of New Boral and some temporary shared arrangements. There were also forms of tax indemnity agreements, as well as agreements under which, subject to certain exceptions, we agreed to indemnify New Boral and its relevant subsidiaries against liabilities arising out of operations retained by us and New Boral agreed to indemnify us and our relevant subsidiaries against liabilities arising out of operations transferred to New Boral.

Following the Demerger we continued to develop our integrated energy model. The Ladbroke Grove Project was developed in the Southeast of South Australia, harnessing a stranded gas resource to supply a purpose built 80MW gas fired power project, located immediately adjacent to the gas field. We also developed the Bulwer Island Co-generation project in Queensland in which we have a 50% interest to supply electricity and steam to BP Australia’s Bulwer Island refinery. The gas for this project is sourced from OCA’s Peat coal seam gas field in central Queensland.

In May 2001, we participated in the discovery of the Thylacine gas field discovery in the offshore Otway Basin. This was followed a month later by the discovery of a second field, Geographe. These discoveries have played a significant role in revitalizing exploration activities in this area, and we anticipate that they will provide an ideal gas supply source for our retail operations in southern Australia. In June 2001 we acquired the electricity retail business of Powercor in Victoria for A$315 million. This added 580,000 electricity customers to our energy retail business and the ability to offer both gas and electricity to customers in Victoria at the onset of retail contestability.

Termination of the American Depositary Receipts Program

On November 15, 2000, we sent notice to The Bank of New York, the depositary for our ADR program, terminating the ADR program, effective December 15, 2000, pursuant to section 6.2 of the Deposit Agreement among us, The Bank of New York as depositary, and the owners and holders of our ADRs. A copy of the Deposit Agreement was filed with the Securities and Exchange Commission on February 17, 2000 together with the post-effective Amendment No. 3 to our Form F-6 Registration Statement relating to the registration of the ADSs evidenced by our ADRs. Under section 6.2 of the Deposit Agreement, each owner of our ADSs, upon surrender of its ADRs to the depositary and payment of any applicable fees, taxes or governmental charges, was entitled to receive the amount of deposited securities represented by such ADRs under the Deposit Agreement. If any ADRs remained outstanding after the date of termination, the depositary, in accordance with the provisions of section 6.2 of the Deposit Agreement, and subject to certain exceptions set forth therein, (i) discontinued the registration of transfers of ADRs, (ii) suspended the distribution of dividends to the owners thereof, and (iii) did not give any further notices or perform any further acts under the Deposit Agreement. At any time after the expiration of one year from the date of termination, the depositary was entitled under the Deposit Agreement to sell any remaining deposited securities then held by it under the agreement and hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, for the pro rata benefit of the owners of ADSs who have not previously surrendered their ADRs.

Following the expiry of the one-year period the 78,743 ADRs that had not been surrendered to the depositary were sold for the benefit of the holders of the ADSs.

The Current Year

During 2001-2002 we:
•	raised a total of A$123 million (after deducting costs and expenses) through the placement of 44.2 million of our Ordinary Shares with institutional investors at a price of A$2.83 per share;
•	implemented a share purchase plan open to all shareholders resident in Australia and New Zealand to purchase up to 1000 of our Ordinary Shares. The share purchase plan was completed on September 21, 2001 and resulted in 26.5 million Ordinary Shares being acquired at A$2.79 per share, raising a total of A$73.6 million after deducting costs and expenses;
•	discovered several new oil and gas fields, most notably in the Perth Basin including:
•	a new gas field at Beharra Springs North 1 which flowed 30 million cubic feet per day on test from the Wagina Sandstone;
•	a new field oil discovery at Hovea 1 which flowed 1880 barrels per day on test from the Dongara Sandstone; and
•	a new field gas discovery at Hovea 2 that flowed 16.5 million cubic feet per day on test from the High Cliff Sandstone.
•	appraised the Thylacine and Geographe gas discoveries in the offshore Otway Basin and initiated studies of development concepts with the aim of bringing gas to market in early 2006;
•	acquired major interests in the Fairview and Durham coal seam gas fields in central Queensland, consolidating OCA’s position as a significant coal seam gas producer in Australia;
•
obtained joint venture approval within the BassGas Project to proceed with the development of the Yolla gas field, offshore Victoria and increased our equity in the joint venture from 30% to 37.5%. We expect the project to supply approximately 10% of the Victorian natural gas market over the next 15 years;

•	obtained a 13.5% increase in Victorian electricity prices on January 13, 2002, and also obtained smaller price increases in natural gas tariffs in Victoria, South Australia and Queensland;
•	purchased the Gasmart stores in Victoria for A$7.6 million;
•	completed the purchase of a 50% interest in the 120 MW Worsley cogeneration plant in Bunbury, Western Australia;
•	completed construction of the 95 MW gas fired Quarantine power plant in South Australia and brought the plant into production on time and on budget;
•	obtained financial close of the Victoria to South Australia SEA Gas pipeline project in May 2002 that will link our Bass and Otway Basin gas fields to South Australia;
•	acquired an additional 17.4 million shares in Envestra at a price of A$15.2 million;
•	achieved a BBB+ / A-2 credit rating from the rating agency, Standard and Poor’s; and
•	completed inaugural debt issuance program in April 2002, including a five year medium term note program and the issuance of commercial paper.

In addition, the following events occurred between the end of the reporting period and the filing of this Annual Report:

•
CitiPower Electricity Retail Business Acquisition: On July 19, 2002 , we acquired the electricity retail business of CitiPower for a purchase price of A$132 million. The transaction was concurrent with the purchase by Cheung Kong Infrastructure and Hong Kong Electric of the CitiPower electricity distribution and retail businesses from American Electric Power for a purchase price of A$1,555 million. Following these transactions CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.

•
OCA Purchase from Clovelly & Davis: On July 1, 2002, OCA, a controlled entity of ours, entered into an agreement to acquire further interests in the Fairview and Durham Coal Seam Gas fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for US$24.5 million. The acquisition provided further interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project.

•
Jingemia 1 oil discovery: In October 2002 we drilled the Jingemia 1 exploration well in the Perth Basin approximately 5 km south west of Hovea 1 and discovered a new oil field. The well intersected a 30 metre oil column and has since flowed 2,400 barrels of oil per day on a clean-up production test.

•
Expansion of the SEA Gas pipeline: On September 3, 2002 TXU Corporation joined ourselves and International Power to become an equal equity participant in the SEA Gas pipeline, which as a consequence will be significantly expanded. Pipeline capacity has been increased from 70 PJ per annum to 125 PJ per annum, and it will now cost approximately A$500 million. Construction of the 680 kilometer pipeline from the Otway Basin in Victoria to Adelaide in South

Australia commenced in November 2002.
•
Purchase of Mt Stuart Power Station: On December 13, 2002. We entered into an agreement to purchase the Mt Stuart power station located in Townsville, Queensland for a price of A$93 million in cash. The purchase covered the 288MW gas turbine power station, a power purchase agreement with Enertrade and cash deposits of A$7 million.

•
Coal Seam Gas Sales Agreements: On December 17, 2002 we and OCA entered into a binding agreement with AGL Limited to supply 340PJ of gas from coal seam gas fields in central Queensland over a period of 15 years commencing in May 2005. We expect this agreement will be formalized into a contract for gas supply in due course.

•
Cooper Basin Agreements: On December 17, 2002 the Cooper Basin producers entered into an agreement with AGL Limited to deliver up to 505PJ of gas over 14 years from 2003. Our net share of this agreement will be up to 71PJ.

B.    Business Overview

As an integrated explorer, producer, generator, trader and retailer of energy, we are primarily engaged in the sale of natural gas, LPG and electricity throughout Australia, the exploration for and production of, oil and gas, and the development and operation of gas-fired cogeneration and power generation facilities. Pursuant to our agreement with Envestra, we also manage and operate Envestra’s gas distribution assets. In addition to these operations in Australia, we hold hydrocarbon exploration permits in New Zealand, a minority interest in one hydrocarbon production permit in the United States, and distribute LPG in New Zealand and parts of the Asia-Pacific region.

Exploration and Production

We and our 85.23% owned subsidiary, OCA, have significant exploration and production interests throughout Australia and New Zealand focusing on natural gas and coal seam gas. Our main producing asset is in the South Australian and South West Queensland Cooper Basin, where we have interests of 13.2% and 16.7%, respectively. Other producing interests include onshore gas and oil fields in the Eromanga, Bowen (Denison Trough), Surat, Otway, Perth and Carnarvon Basins. In addition, through OCA, we hold coal seam gas interests in central Queensland, including producing fields at Peat, Moura and Fairview. We also have significant greenfield exploration interests focused on providing an alternative supply of natural gas to the east coast of Australia. These interests are primarily located in the offshore Otway and Bass Basins.

Total sales of natural gas, ethane, LPG, condensate, crude oil and coal seam gas of 86 PJe were marginally lower in 2001-2002 than the prior year, with higher natural gas sales offset by lower oil sales due to the sale of some oil fields in central Queensland. Approximately 29% of total sales revenues were attributable to liquids (oil, condensate and LPG). We partially hedge oil prices and exchange rates, and after accounting for these positions, the average oil price received in 2001-2002 was A$42 per barrel, compared with A$44 per barrel in the prior year. Gas prices in our major contracts are generally linked to consumer price index escalation clauses, so average gas prices increased at, or slightly below, the consumer price index.

We participated in the drilling of 127 exploration, appraisal and development wells during 2001-2002, achieving a success rate of 84%. Total capital expenditure including acquisitions in 2001-2002 was A$184.6 million, an increase of 43% over the previous year and was primarily related to expenditure on the Cooper Basin of A$54 million, A$66 million on the acquisition and development of coal seam gas projects, and A$30 million on greenfields exploration. During the year we also sold our interest in several oil fields in central Queensland for a total of A$17.0 million.

Total production of 83 PJe in 2001-2002 was more than offset by gross reserves additions of 248 PJe (inclusive of adjustments and acquisitions) representing a reserves replacement ratio of nearly 300%. Production tends to be moderately seasonal. Industrial customers tend to have fairly constant load profiles but gas consumption in residential markets tends to have a seasonal component with sales highest during the colder months of May through September. The high winter off-take for residential markets is partially offset by high sales to gas fired power generation in South Australia during the summer months. Furthermore increased use of gas storage facilities also allows better management of the seasonality of production. Condensate and LPG are by-products of gas production and so also have a seasonal component. Oil production is not unduly influenced by seasonal factors.

Information on our reserves is provided in Appendix A to this Item 4B.

Cooper Basin

Sales from the Cooper Basin totaled 48.2 PJe for the 2001-2002 year, 0.6 PJe higher than the previous year. In total, 66 exploration, appraisal and development wells were drilled in 2001-2002, 61 of which were cased for future production. The Cooper Basin parties are currently negotiating with potential customers for supply of gas beyond 2004.

Other Producing Basins

Sales from our other interests totaled 38.2 PJe during 2001-2002, marginally lower than 2000-2001. Natural gas sales from coal seam gas increased by 75% and sales from the onshore Otway Basin increased by 8%. These increases were offset by reduced natural gas sales from the Perth, Carnarvon and Surat Basins. Oil production from the Cooper and Surat Basins was lower. Several oil fields in the Eromanga Basin of central Queensland were sold for a price of A$17.0 million resulting in a further decrease in oil production. Details of production from other areas are provided below.

Asset	Sales Volume 2001-2002 (PJe)	Sales Volume 2000-2001 (PJe)	Asset Production Details
Cooper (South Australia/Queensland)	48.2	47.6	Drilled 68 exploration, appraisal and development wells. The Cooper Basin parties are negotiating with potential customers for supply of gas beyond 2004.
Surat Basin (Queensland)	3.6	5.7	Lower gas sales under contract coupled with increased gas into Newstead storage facility.
Denison Trough (Queensland)	8.3	8.1	Increase due to higher sales to Queensland Alumina Limited.
Moura (CSG) (Queensland)	2.7	2.4	Increase due to higher sales into medium-term Energex contract.
Peat (CSG) (Queensland)	5.2	2.2	Increase due to full year of sales into long-term BP Clean Fuels Project contract.
Fairview (CSG) (Queensland)	0.1	nil	Initial interest in Fairview acquired in mid-2001, and increased in February and July 2002.
Eromanga Oil (Queensland)	1.9	2.8	Decrease due to sale of Bodalla Block assets.
Port Campbell (Victoria)	0.4	0.7	Production from Dunbar well ceased.
Katnook/Ladbroke Grove (South Australia)	6.6	5.8	Increased sales due to base loading of Ladbroke Grove Power Plant.
Beharra Springs (Western Australia)	2.1	3.8	Lower gas sales following completion of Alcoa contract. New gas contract with Alcoa commenced in May 2002.
Hovea (Western Australia)	0.1	nil	Commenced production in February 2002. Production was suspended in June 2002. Full production recommenced in October 2002.
Tubridgi (Western Australia)	7.2	7.6	Lower gas sales following cessation of Atlinta contract.
Total	86.4	86.7

Significant progress was made during the year in commercializing undeveloped gas reserves near existing markets. These included fields in the Bass and Otway Basins and the coal seam gas fields in Queensland.

BassGas Project

The BassGas Project involves development of the Yolla gas field located 147 km off the southern coast of Victoria. During 2001-2002, we acquired an additional 7.5% interest in the Yolla gas field bringing our total interest to 37.5%. The development proposal includes an offshore platform, offshore and onshore gas pipelines, and an onshore gas plant. Our Retail group will purchase all of the sales gas produced from the field.

This project is intended to supply 20 PJ per annum, representing around 10% of Victoria’s natural gas demand, for the next 15 years. In addition to gas sales, the project is expected to produce 80,000 tonnes per annum of LPG and one million barrels per annum of condensate, a light crude oil, with first production scheduled for mid-2004. Final environmental approvals were obtained in early December 2002 and construction is scheduled to commence in early 2003.

Coal Seam Gas

In the next decade, we expect that Australia’s gas supplies will come from more diverse sources as traditional reserves in the Cooper and Gippsland Basins decline. One example of a new and reliable source of supply is coal seam gas. Coal seam gas is natural gas occurring within coal seams and can be used in all natural gas appliances and commercial applications.

Over the past five years, OCA has been improving its operational procedures and use of existing technology to commercially and reliably extract coal seam gas. OCA now produces in excess of 28 TJ per day or approximately 45% of Queensland’s current coal seam gas sales. In total, coal seam gas now contributes over 20% of Queensland’s gas supply.

This year, OCA acquired major interests in the Fairview and Durham coal seam gas projects and exploration permits over the Walloon coal measures of the Surat Basin in central Queensland. In July 2002, OCA acquired further equity interests in the Fairview Field and the Durham Project increasing OCA’s ownership in the Fairview Field to 23.9% and the Durham Project to 93.1%.

In addition to its existing long-term contracts with BP Australia and Energex, in July 2002 OCA secured a ten-year agreement to supply up to 5.4 PJ per annum of coal seam gas to Australian Magnesium Corporation. To meet these growing opportunities, OCA is focusing on further developing the Fairview and Durham projects as well as continuing development of its foundation coal seam gas projects in Peat and Moura.

Offshore Otway

The discoveries of the Geographe and Thylacine fields, in mid 2001, are a significant addition to southeastern Australia’s gas resources. The fields are about 55 and 70 km south of Port Campbell off the Victorian coast in water depths of 80 to 100 meters.

The operator of the fields and our co-venturer in the offshore Otway acreage, Woodside Petroleum Limited, estimates the Scope for Recovery volumes to be 730 PJ of gas and eight million barrels of condensate. We estimate our net recoverable share of these resources is 230 PJe. These reserves will remain in the Scope for Recovery category until the development concept for these fields is finalized.

In August 2002 Woodside Petroleum announced it had signed a conditional gas supply agreement for the sale of its gas, and we will ensure that our own equity share of gas is delivered to market through our Retail segment. Woodside Petroleum has already commenced environmental studies, and we believe the offshore development required to bring these resources to market will progress quickly. We expect the first delivery of gas to market to be in 2006.

Perth Basin

We have been exploring in the Perth Basin for several years with the aim of finding more gas close to our existing Beharra Springs gas plant, so that we can continue to supply a competitive source of gas to customers in the south-west of Western Australia.

During 2001-2002, we drilled four exploration wells, which resulted in three significant discoveries including a new field gas discovery at Beharra Springs North 1, a new field oil discovery at Hovea 1, and a new field gas discovery at Hovea 2.

Beharra Springs North 1 has been connected to the gas plant and is delivering gas to existing markets. Production will be monitored over an extended period to determine the level of reserves being accessed by this well. Appraisal of the Hovea 1 oil pool and Hovea 2 gas pool will continue through late 2002 to determine the reserves attributable to these accumulations. Production from the Hovea oil field commenced in early 2002 but was suspended in the middle of the year to accommodate an appraisal-drilling program. Development of the field will proceed following the appraisal program and is expected to reach full production in 2003.

Denison Trough

In December 2001, we implemented a project to reduce greenhouse gas emissions by installing advanced flaring technology at OCA’s gas processing facility at Yellowbank in the Denison Trough in western Queensland. We expect the project to save more than 700,000 tonnes of greenhouse gas emissions and to generate Emission Reduction Units that we have contracted to sell to BP Australia for its greenhouse-offset fuel, BP Ultimate.

Greenfields Exploration

Over the last few years, our exploration strategy was focused on gas prone areas close to markets. We made new discoveries in the onshore Perth Basin as described above, and we confirmed discoveries made in 2000-2001 in the Thylacine and Geographe gas fields in the offshore Otway Basin by drilling further appraisal and exploration wells in that area in 2001-2002.

In all, we drilled 10 greenfields exploration wells and one appraisal well yielding a 45% success rate. This included 3 exploration wells in New Zealand – one in the East Coast Basin and two along the Taranaki Fault Zone. Although none was commercially successful, we will follow up on encouraging oil shows recorded in the Makino 1 well.

In and around the producing areas of the Cooper Basin, Surat Basin and Denison Trough, we drilled or participated in a further 20 exploration or appraisal wells and we drilled 15 wells to explore or appraise coal seam gas resources.

We secured new exploration acreage during 2001-2002 including a 28.75% interest in, and operatorship of, offshore Perth Basin WA-226-P with a focus on drilling of the Morangie oil prospect in the fourth quarter 2002. We have drilled this well and while we encountered encouraging hydrocarbon shows it did not represent an economic discovery and the well has been plugged and abandoned. We also undertook studies of gazetted acreage in the Otway, Perth, Sorell and Taranaki Basins.

We are continuing to monitor the potential rewards from each area versus the risks taken to achieve economic success. This year, we relinquished the following areas to achieve a more balanced portfolio:

•	Otway Basin permit PEL 72; and
•	the remaining offshore Carnarvon Basin permit interests in EP 342,TP/9 and W-8-L.

The following tables set forth information related to our 2001-2002 drilling program and results, and our anticipated drilling program for 2002-2003.

2001-2002 Drilling Program and Results

Area	Exploration	Appraisal	Development	Total	Success Rate Number of Wells	Success Rate (%)
Cooper	10	3	53	66	61	92
Denison	2	1	1	4	2	50
Surat	3	1	–	4	3	75
Eromanga	–	–	–	–	–	–
Coal seam gas	1+2[1]	12	24+1[1]	40[2]	36	90
Onshore Otway	1	–	–	1	–	–
Offshore Otway	1	1	–	2	1	50
Bass Basin	–	–	–	–	–	–
Perth Basin	4+1[1]	–	–	5	3	60
Carnarvon	–	–	–	–	–	–
New Zealand	2+1[1]	–	–	3	–	–
US	2	–	–	2	1	50

Total	30	18	79	127	107	84

1	Wells drilling at June 30, 2002.

2	Includes four cored non-production wells.

2002-2003 Expected Drilling Program

Area	No. of Wells	Exploration & Development Cost to Company (A$millions)
Cooper Basin	61	31
Other Producing	28	28
Coal Seam Gas	66	23
Greenfields	9	31

Total	164	113

Retail

We are one of Australia’s largest gas and electricity retailers, supplying energy to approximately 2 million customers in Australia, New Zealand and the Pacific region. We have a diversified sales base, with significant sales of natural gas, LPG, electricity, and a variety of energy related products and services.

In 2001-2002, our sales volume increased from 145 PJe to 173 PJe mainly driven by a full 12-month contribution of electricity sales volume from our acquisition of the Powercor electricity retail business in June 2001, and increased natural gas sales volume to industrial customers. This was offset by a decline in LPG sales volume because the higher international price of LPG increased the number of customers switching to alternative fuels. External sales revenue, net of revenue received from our agency agreement with Gascor, was A$1.9 billion in 2001-2002, an increase of 57% over the previous year, reflecting the full year contribution from the electricity retail business, improved volumes and prices for natural gas and increased unit prices for LPG sales. During 2001-2002 we continued to retail natural gas in Victoria under an agency agreement with Gascor, an entity owned by the Victorian Government, whereby Gascor retained a significant proportion of the gross profit from this activity until full retail contestability was implemented in October 2002. This agreement was terminated in October 2002 and we now retail natural gas in Victoria in our own right. See the “Natural Gas” section of this Item 4B for a discussion of this agreement.

The major challenge for our retail business in 2001– 2002 was to integrate the electricity retail business that we purchased from Powercor on June 1, 2001 for a consideration of A$315 million. We believe this was successfully achieved. In 2002-2003, we intend to focus on integrating CitiPower’s electricity retail business that we acquired in August 2002 for A$132 million. The acquisition added to approximately 260,000 electricity customers to our energy retail business, additional sales of approximately 6TWh and additional revenues of A$650 million. The acquisition of the Powercor and CitiPower electricity retail businesses have made us the second largest energy retailer in Australia with approximately 2 million gas and electricity customers.

As a result of these acquisitions, we believe we should be able to achieve sustainable competitive advantage in our retail business. This business provides long-term access to markets that we expect will foster more rapid commercialization of our gas resources. Additionally, we believe that the risks that electricity retailers face with respect to volatility in wholesale electricity prices is mitigated by our market position in merchant generation.

Our other major challenge for 2001-2002 has been to prepare for full retail contestability in the electricity sector. We spread our expenditure on retail business processes and systems, including improved gas and electricity billing systems, over two years and it is expected to total A$108 million by the time the systems are fully implemented and operational in late 2002. We are applying the work completed for electricity to full retail contestability in gas, introduced in Victoria in October 2002. See Item 3D “Industry Regulation and Retail Contestability and the “Government Regulation” section of this Item 4B.

Our continuing focus will be to reduce costs, to consolidate our scale advantage and to deliver more attractive choices for customers. In furtherance of these objectives in 2001-2002 we:

•	launched a range of green electricity products offering customers the option to choose electricity produced from renewable energy sources;
•
acquired Gasmart appliance stores in Victoria. As well as adding over A$6 million in gross margin, we now have a network of 38 appliance stores nationally which are being rebranded as Origin Energy shops; and

•	launched a gas appliance service and installation business, Origin Energy 24Direct, which is operating in key markets and now expanding to include the service of electrical appliances.

Natural Gas

We supply natural gas to approximately one million residential, commercial and industrial customers in Victoria, South Australia, Queensland and New South Wales. Residential gas sales are largely weather dependent and are highly seasonal, with summer sales of the order of one quarter of sales in winter months. Sales to industrial customers are significantly less influenced by weather trends.

In September 2001, the Victorian Government was intending to introduce full retail contestability to residential and small business natural gas customers. Prior to 1999 all natural gas retailing in Victoria was undertaken by Gascor, an entity owned by the Victorian Government. When we purchased the Energy21 gas business from the Victorian Government in March 1999, we acquired the licence providing us the right to sell gas and provide services to Gascor’s non-contestable customers in certain areas of Victoria. This arrangement was covered by an agency agreement between ourselves and Gascor. Under this agency agreement, and up until the introduction of contestability for all customers, we were responsible for managing all aspects of retailing to customers. Gascor received the revenue, paid certain specified costs and retained a profit. We received the balance of the revenue after the amounts retained by Gascor. This arrangement was to cease at the time that retail contestability was introduced, after which we would sell to customers directly, and Gascor would cease to retain profits. Because of a 13-month delay in the introduction of full retail contestability from September 2001 until October 2002, Gascor retained profits of A$29 million over the 2001-2002 fiscal year, and retained a further A$14 million for the first quarter of 2002-2003. Under a negotiated settlement, Gascor ceased retaining profits on October 1, 2002, and full retail contestability was introduced for natural gas in Victoria on October 26, 2002.

In 2001-2002 average degree-days which are an indication of heating requirements, continued to register below long-term averages. One degree per day colder or warmer than the average can impact earnings by as much as A$0.05 million. In the key residential markets of Victoria and South Australia, natural gas sales remained low in the first half of the year but cooler weather during the early months of winter helped increase volumes by 1% over the previous year.

In 2001-2002 revenues in the natural gas business increased 6.3% to A$803 million and gross margins increased to A$96 million, despite the continuation of profit retention by Gascor and the milder than average winter.

Nationally, contestable industrial customer sales of natural gas increased 10% to 55PJ. This increase occurred in all Australian states, demonstrating our ability to compete effectively in these markets. Natural gas tariffs increased in all non-contestable natural gas markets at varying times during the year. In Victoria the increase was 2.5%, in South Australia 3.1%, and in Queensland 6.7%.

Natural gas for our retailing operation is sourced under long-term contracts, mainly from other producers but also from our own gas resources. The diversity of supply gives us the ability to procure effectively for our customers, providing competitive pricing and reliability of supply.

LPG

We supply LPG, directly and through distributors, to approximately 209,000 residential and business customers in Australia, New Zealand and a number of Pacific islands. LPG is acquired from various refineries and gas fields in Australia, New Zealand and the Middle East on contracts and from Indonesia generally at spot or prevailing prices. The supplies are then processed for distribution through a network of distribution terminals principally located in major coastal cities of Australia and a number of Pacific Islands. LPG supplies for New Zealand are purchased in that country. We are party to an agreement with Caltex Australia Limited to retail LPG for use as autogas through the “Vitalgas” joint venture with Caltex Australia. We also have a similar joint venture in New Zealand, Rockgas Ltd, which is 50% owned by us and 50% owned by Caltex New Zealand Limited. We are also an LPG wholesaler, owning and operating eight of the 12 Australian LPG import facilities. We believe that owning strategically located infrastructure gives us a competitive supply advantage in retail LPG sales.

Our total sales of LPG were approximately 489,000 tonnes in 2001-2002, significantly lower than the 549,000 tonnes for 2000-2001. Lower autogas sales contributed to half the volume reduction. This reduction in volume was mostly related to an increase in LPG wholesale prices that peaked in 2001 due to the increase in world oil prices. The price of LPG is determined by world markets and tends to be highly seasonal, with higher prices in the northern hemisphere winter (Australian summer). LPG sales volumes are also seasonal with highest consumption being in the Australian winter. Mild winter weather influenced residential demand and the introduction of the GST reduced any price advantage that autogas had over other fuels. As a result, LPG volumes declined as customers reduced consumption, or chose other fuels. Despite this, in 2001-2002 we maintained our margins compared to 2000-2001.

Our LPG business generated revenues of A$402 million in 2001-2002, a decrease of 17% from the previous year due mostly to lower sales volumes. However, gross margins increased by 12% over 2000-2001 to A$113 million in 2001-2002. This increase was due to lower costs, improved debtor performance, and lower inventory holdings that reduced funds employed in the business by A$28.5 million. Additionally, although a decline in tourism in the Pacific region after September 2001 and continued political unrest reduced sales volumes in these areas, a favourable exchange rate and lower operating costs, the shipping fleet – which delivers gas to Papua New Guinea, the Pacific Islands and New Zealand – increased contributions to both revenue and gross margin.

Our LPG business is continuing to focus on business efficiency improvements and disciplined margin management to manage price fluctuations and competition from alternate fuels and fuel suppliers.

Electricity

In June 2001 we acquired the electricity retail business of Powercor in Victoria for consideration of A$315 million. This added over 580,000 electricity customers to our energy retail business and annual sales of approximately 8.2 TWh. Consequently, in 2001-2002 electricity revenue increased by over A$700 million to A$825 million on sales volumes of 8.4 TWh. Although the cool Victorian summer in 2001-2002 resulted in unseasonably low sales volumes, this was offset by a favourable mix of peak/off peak revenue and lower electricity purchase costs.

In August 2002, we acquired the electricity retail business of CitiPower for consideration of A$132 million. We expect this acquisition to add approximately 260,000 electricity customers to our energy retail business, additional sales of approximately 6TWh and additional revenues of A$650 million.

Beginning January 13, 2002, average electricity tariffs increased 13.5% in Victoria, resulting in a significant boost to our revenues and margins. Special payments made directly to customers by the Victorian Government reduced the impact of this increase on regional and rural customers.

In January 2002, full retail contestability for electricity was introduced in Victoria. Price caps which are currently maintained by the Victorian Government limit margins and have resulted in little scope for price competition. Electricity market participants were also settling in new systems in the initial period of contestability and these two factors limited customer churn during the first six months.

To maintain high standards of service in the new deregulated environment, we opened an electricity customer contact centre in Melbourne in June 2002 complementing the services to natural gas and LPG customers provided by our Adelaide facility. The 106 staff in the centre, many of whom joined us from Powercor, will handle an estimated 1.4 million enquiries in the first year of operation.

Electricity markets in southern and eastern Australia are substantially interconnected and electricity is primarily bought and sold through the spot market or National Electricity Market. Prices are set on a half hourly basis and, as electricity cannot be stored, retailers, generators, and traders must ensure that market supply and demand is balanced at all times. This can lead to significant volatility in electricity prices, and presents significant risks to market participants. To manage these risks, we purchase hedge contracts and have entered into wholesale volume arrangements with generators that we believe protect us from the volatility of the spot market in the short to medium term.

Our merchant power plants further assist risk management by providing an internal hedge. The exposure the retail business has to high electricity prices is offset in part by the benefits gained by the generation business. In addition, the knowledge gained through developing and operating our power plants gives us the flexibility to enter into further financial hedges, enter into further wholesale volume agreements, or to construct further generation plants to cover our long-term position.

Our wholesale electricity activities achieved significant reductions in the cost of electricity through management of a targeted portfolio of contracts with generators and the integration of hedge contracts we acquired from Powercor. The latter provides full coverage of our peak electricity requirements until June 2003.

Electricity prices are highly seasonal. The largest peaks of recent years have been associated with high summer air conditioning loads although unseasonably cool weather across the 2001-2002 summer resulted in lower than anticipated sales volumes. The market also has high winter heating loads in many areas. Lowest prices and lowest demand are generally during the more moderate spring and autumn months.

Energy Procurement and Trading

We engage in energy procurement and trading activity in order to manage the risks inherent in operating in a deregulating and rapidly changing environment. See Item 5 “Electricity Trading Contracts” and Item 11 “Quantitative and Qualitative Disclosure About Market Risk.” Our energy trading activities primarily consist of electricity trading. These activities are conducted in accordance with a policy approved by our board of directors. Realized gains and losses from this activity are included in our results for the year. The nature of these contracts is similar to interest rate swaps undertaken in the financial markets, in that fixed and variable price components apply. The variable price component creates a risk due to uncertainty in electricity prices.

In addition to electricity trading, a competitive wholesale gas market was introduced in Victoria in March 1999. This market is still relatively small and immature and trades on net market imbalances only. Our gas trading in this market is also conducted in accordance with a policy approved by our board of directors, and any realized gains and losses are included in our financial result for the year.

Clean Energy Products

As a major producer and retailer of energy, we are committed to decreasing the carbon intensity of our activities and to provide our customers with better choices to reduce the carbon intensity of their energy use.

In 2001-2002, we achieved significant progress with our clean energy product range. Developments included:

•
The launch of a range of green power products sourced from renewable energy generators. Our Green Earth electricity products were ranked as market leaders by an influential consortium called Green Electricity Watch, made up of nine key environmental groups.

•
The launch of a new solar photovoltaic retail business. We are now one of Australia’s leading grid connected solar providers. See “Generation” and “Renewable Generation and Origin Energy Solar” in this Item 4B below.

•
Securing a two-year contract to partner the NSW Sustainable Energy Development Authority to assist major industrial companies reduce their energy consumption with its associated cost and environmental savings.

•
The release of a new automotive refrigerant, R134a+, which we believe has no material effect on the ozone layer. This product was released to meet summer peak demand. Sales increased rapidly to more than 50% of our total refrigerant gas sales. We also introduced a new environmentally friendly refrigerant, 34m, for commercial and transport refrigeration.

Generation

We have a portfolio of gas-fired generation assets comprising merchant plants, where power is sold at current wholesale prices, and contracted plants, where power is sold under long-term power purchase agreements. During 2001-2002 our installed capacity increased by 70% to 598 MW and sales revenue increased by 49% to $63 million. These increases were due largely to the acquisition of a 50% interest in the South West Cogeneration Joint Venture in July 2001, which owns the 120 MW Worsley cogeneration project in Western Australia and the commissioning of the 95 MW Quarantine Power Station in South Australia.

Merchant Plants

Our merchant plants are dispatched when demand for electricity drives wholesale prices above the marginal operating cost of the plant. Merchant operations were boosted by the 95 MW Quarantine Power Station that we completed as planned and under budget in December 2001 in time for the peak summer period. However, initial earnings were lower than expected due to South Australia’s coolest summer on record. In 2001-2002 wholesale prices over the peak earning periods were 43% and 13% lower in South Australia and Queensland, respectively.

Demand for peak electricity is forecast to rise by approximately 11,000 MW this decade, a 30% increase over existing capacity. Gas-fired power is the preferred choice for meeting growth in peak demand as it is flexible, cost effective and has a low greenhouse emission intensity.

We have significant experience as a developer and operator of mid-sized merchant peaking plants and we believe that we are well positioned to meet increased demands in key southern states where we can gain maximum leverage from our portfolio of gas supply and transportation arrangements. On hot summer days gas is used to meet increased demand for peak electricity to power air conditioners while, in winter, gas is the preferred fuel for heating households and businesses.

In addition to the direct contribution by the power projects, our generation business indirectly contributes to earnings through the effect of higher gas sales from our Exploration and Production segment. Our generation developments have created new markets for more than 20 PJ per annum of natural gas, of which approximately one third is supplied from our own resources. In particular, the Bulwer Island project supported the development of the Peat Coal Seam Gas field, and the Ladbroke Grove project facilitated the development of the previously uncommercial Ladbroke Grove field.

Another benefit of our merchant plants is the natural hedge they provide to our retail business, reducing the impact of fluctuating power prices on our revenues. Our peaking plants have a highly seasonal profile. These plants only operate when pool prices are high, which tends to be in the high demand summer and winter months. In contrast, our contract plants described below tend to have all their output pre-sold under contract and operate at close to constant levels throughout the year.

Contract Plants

Our cogeneration or contract plants operate as base load capacity producing steam and electricity with all the output contracted for sale. Contract plants deliver steady earnings compared to the more uncertain, but potentially higher margin output from peaking plants.

In 2001-2002 our contract portfolio was boosted by our purchase of Fletcher Challenge South West Cogeneration plant for A$70 million in July 2001, which holds a 50% interest in the 120MW natural gas-fired cogeneration project at the Worsley Alumina Refinery near Bunbury. This is our first major generation asset in Western Australia and we expect it to provide important insights into this market.

The Worsley Alumina Refinery produces approximately 3.1 million tonnes of alumina per annum and is one of several opportunities for gas-fired power generation in Western Australia. With recent gas discoveries in the Perth Basin, we believe that opportunities exist for establishing our integrated energy position in Western Australia.

Our cogeneration plant at BP’s Bulwer Island Refinery in Queensland experienced lower than expected availability during the first half of 2001-2002 due to technical problems at the plant. Plant performance improved in the second half of 2001-2002 after we implemented a remediation in collaboration with the original equipment manufacturer, Alstom, and third party experts.

During 2001-2002 we also finalized contracts for the design, construction, operation and maintenance of the Toowoomba and Baillie Henderson Hospitals’ energy centres in Toowoomba. These centres will deliver electricity, steam, and hot and chilled water to each hospital.

Renewable Generation and Origin Energy Solar

A small but growing amount of Australia’s electricity is generated from renewable energy sources such as wind, solar and hydropower. We believe we are well positioned to join the growing renewable electricity market and have established monitoring on several attractive wind power sites in South Australia.

In February 2002, we launched Origin Energy Solar in the Victorian and South Australian markets to further enhance clean energy offerings to our customers. Origin Energy Solar is a simple, reliable and environmentally friendly energy source that allows customers to harness the energy from the sun to power homes or businesses with solar photovoltaic panel systems. Once installed, the photovoltaic panel systems generate electricity for the premises and feed the excess energy back into the electricity grid.

Early signs of customer interest in solar photovoltaic systems have been encouraging. In addition to sales of domestic units we were also awarded a contract, in conjunction with BP Solar, to supply and install solar panels at the Queen Victoria Markets in Melbourne and will partner the South Australian Museum to build the North Terrace Solar Power Station in Adelaide.

Solar technology is well proven and the market is growing strongly worldwide at over 30% per year. While the cost of solar power is still high compared with traditional grid supplied electricity in Australia, we believe that new production technology and increased global production is reducing unit costs quickly.

Since 1998, we have invested A$6 million in research and development in new production technologies for solar cells and power inverters to deliver an improved solar module. During 2001-2002, we received a grant of A$1 million under the Australian federally funded Renewable Energy Commercialization Plan to support the construction of a pilot plant to manufacture solar cells using this new technology.

Networks

Our network business comprises infrastructure management services provided by our wholly-owned subsidiary, Origin Energy Asset Management, or OEAM, and investment in energy infrastructure, through our 19.1% holding in Envestra. OEAM’s infrastructure management services include design, construction, operation and maintenance of infrastructure, and management of associated commercial aspects such as pricing and tariffs, marketing, regulation and contracts. Operations cover every mainland state in Australia as well as the Northern Territory.

Under long-term contracts with Envestra, OEAM’s major client, OEAM manages and operates over 1200 km of transmission pipelines and over 17,700 km of distribution networks that supply approximately 114 PJ per annum of natural gas to over 880,000 homes and businesses. OEAM is paid a management fee and earns incentive bonuses for improved performance. Services to other clients include operation and maintenance of cogeneration plants and natural gas vehicle refueling stations, energy auditing, laboratory analysis and management of pipeline assets.

During 2001-2002 we acquired an additional 17.4 million shares in Envestra as part of a private placement at a price of A$15.2 million. Distributions from Envestra increased from A$0.0925 per share in 2000-2001 to A$0.0950 cents per share in 2001-2002.

The combination of distributions from Envestra and an increase in South Australian and Queensland management fees from Envestra from 2.5% to 3% contributed to an increase in total revenue in this segment from A$121.7 million in 2000-2001 to A$131.6 million in 2001-2002.

Performance highlights for 2001-2002 included:

•
More than 22,000 new natural gas consumers were connected to the networks under management. Better than expected growth in housing assisted this strong performance. In addition, we laid approximately 290 km of new mains and replaced 140 km of existing mains;

•	We received A$1.5 million in incentive fees from Envestra due to efficiency improvements; and
•	We commenced process design and network systems development in preparation for implementation of full retail contestability in Victoria.

In 2002-2003 OEAM is focusing on increasing the utilization of networks under management. We will continue extensive promotion to encourage the installation of natural gas for heating, hot water, cooking and manufacturing processes as well as further efficiency improvements.

OEAM evaluated several new business opportunities during 2001-2002. OEAM gained some new clients and continues to expand its infrastructure management services into markets where there are clear synergies with the existing business.

SEA Gas Pipeline

The SEA Gas project was initiated to plan, design and construct a 680 kilometre underground natural gas pipeline from Port Campbell in Victoria to Adelaide, South Australia. In September 2002, TXU Corp. joined International Power and us to become an equal equity participant in the project. The project has been expanded to provide up to 125 PJ per annum and will cost approximately A$500 million.

SEA Gas expects gas will begin to flow to South Australia in late 2003, with the pipeline in commercial operation by January 2004. Natural gas will initially be produced from two offshore Victorian gas fields—Minerva and Yolla. The pipeline is also expected to expedite the development of Thylacine and Geographe gas fields through assured access to the South Australian and the Victorian gas markets.

The initial capacity of the pipeline has been contracted for by the project participants, and we have entered into long-term agreements to transport up to 35 PJ per annum of gas via the pipeline.

Research and Development

We began funding solar photovoltaic research and development at the Australian National University in Canberra in 1998. The technology provides a new method of creating photovoltaic cells, to lower cell production costs. Complementing this program is our funding for a project by Perth-based Advanced Energy Systems Limited, to develop power-conditioning equipment to enhance photovoltaic technology.

The research contract between the Australian National University and us has been completed. We expect to conduct additional research aimed at enhancing the technology and transferring it to a manufacturing environment during 2003.

Government Regulation

We must comply with a variety of governmental regulations. Changes in applicable laws or regulations could have a significant impact on our operations.

The structure and regulation of the gas and electricity industries in Australia are presently in a state of transition as competition reforms are being implemented. All states and territories of Australia have agreed to implement open access regimes for natural gas distribution networks and transmission pipelines. Victoria, New South Wales, Western Australia, Northern Territory, Australian Capital Territory, Tasmania and South Australia have established regimes with varying timetables. Queensland has currently deferred establishing a regime. An important feature of the open access regime in the gas industry is the separation of monopoly infrastructure businesses, which are transmission and distribution, from the competitive components, which are gas and electricity retailing, with the former subject to regulated tariff rates that provide an economic return on the capital base of the infrastructure assets. Under the open access regime, owners and operators of gas pipelines and distribution networks and electricity poles and wires are required to set up procedures to ensure that all retailers are treated equally and that affiliated retailers do not receive favored treatment.

Despite the progressive implementation of deregulation, governments or regulators in most states retain a role in regulating tariff changes for small customers. Small customers are defined in most jurisdictions as those consuming less than 10 TJ per annum. On November 1, 2001, we applied for an increase in tariffs for small natural gas customers in Victoria. Granting of the tariff increase was subject to review by the Office of the Regulator General of Victoria and approval by the Victorian Government. The price increase was granted in mid December 2001 and applied from January 1, 2002. Retail gas prices for our Victorian residential customers increased by an average of 2.5% to recover increases in transmission and distribution charges and in the cost of gas. Gas prices for more than 98% of small business customers remained unchanged. In other jurisdictions tariff increases of 3.1% and 6.7% were granted in South Australia and Queensland respectively.

Full retail contestability for all natural gas customers in New South Wales was implemented on January 1, 2002. In September 2001, the Victorian Government was intending to introduce full retail contestability to residential and small business natural gas customers. A 13-month delay in the introduction of full retail contestability from September 2001 until October 2002 meant that Gascor, an entity owned by the Victorian Government, retained profits of A$29 million for 2001-2002 and retained a further A$14 million for the first quarter of 2002-2003. Under a negotiated settlement, Gascor ceased retaining profits on October 1, 2002, and full retail contestability was introduced for natural gas in Victoria on October 26, 2002. (See this Item 4B “Business Overview”—Natural Gas”).

Like the gas market, the electricity market in Australia is in a period of significant change with the federal and state governments working toward creating a national electricity market that incorporates competition in the generation and retail sectors. The deregulation of the electricity market entered its first phase in May 1997. Power generators in New South Wales and Victoria for the first time began bidding against each other to supply power to energy retailers in these states. The National Electricity Market commenced in December 1998 and initially involved the states of Victoria, New South Wales and South Australia, as well as the Australian Capital Territory. These states and the Australian Capital Territory currently share an interconnected grid. Queensland subsequently joined the National Electricity Market and has two interconnections with New South Wales. Retail deregulation is gradually being introduced. Full retail contestability for electricity was implemented in Victoria and New South

Wales in January 2002 and is scheduled to be introduced in South Australia in January 2003. See Item 5D “Trend Information.”

As in the gas industry, most state governments are, for a period of time, retaining the power to cap electricity price rises for small customers, those who use less than 160 MWh per annum, if proposed prices are seen to be excessive or not in the public interest. On November 1, 2001, we applied for an increase in tariffs for electricity in our Victorian business to take effect from the onset of full retail contestability in January 2002. The price rise across a number of different tariffs averaged approximately 19%. Granting of the tariff increase was subject to review by the Office of the Regulator General of Victoria and approval by the Victorian Government. A price increase averaging 13.5% across a range of tariffs applicable to our electricity customers was granted in mid December and applied from January 13, 2002.

We have a policy of full compliance with all applicable regulatory controls and have specific programs in force for compliance with environmental, occupational health and safety, equal employment opportunity and trade practices, or antitrust, legislation. We maintain an internal program of formal environmental audits at all operating sites. To the extent such audits identify environmental problems or non-compliance with applicable environmental statutes or regulations, we take action to rectify such problems.

C.     Organizational Structure

We are a parent company and have a variety of subsidiaries. For details of our subsidiaries see Notes 30 and 31 to our Consolidated Financial Statements accompanying this Annual Report.

D.     Property, Plant and Equipment

We operate over 100 facilities located throughout Australia, New Zealand and in the Pacific Islands. There are no encumbrances on these assets.

We believe that our facilities are suitable and adequate for our present needs. We carry insurance covering casualty and certain other risks to which our facilities and operations may be subject. Because of the diversity of and geographic spread of our operations, there are no individual sites which, if disrupted or disabled, would have a material effect on our results taken as a whole.

Prior to the reticulation of natural gas, town gas was manufactured from coal on some of our sites from as early as the mid 1800s. We own or lease a number of sites in South Australia, Queensland and Tasmania affected by residual contamination from gas manufacturing by-products. In 2001, we commissioned a detailed external audit and we developed a comprehensive environmental plan for the containment or remediation of these sites. We have implemented or are in the process of implementing audit recommendations and we have made a provision of A$23 million for planned remediation, monitoring and forward assessment of these sites.

In relation to specific sites, we have submitted a Development Master Plan for a contaminated site at Newstead to the Brisbane City Council for approval. A Remediation Action Plan is now being finalized to allow work to proceed on remediation and development of the site. In-principle approval has been received from the Tasmanian Department of Primary Industry, Water and the Environment for a Launceston site remediation plan. The plan is to stabilize and build an onsite containment cell for some of the contaminants with the remaining liquid tar-based products used as a fuel source for a local manufacturing process. We believe this is the best overall environmental solution and it is being done with strict oversight of the air emissions by the Tasmanian Department of Primary Industry, Water and the Environment.

The level of remediation we will undertake on other sites is expected to prevent the escape of contaminants from the sites but will not amount in all cases to a full remediation of the site. There is no legal requirement under Australian law for us to undertake remediation if contamination is not leaving the site and there is no health risk to occupiers. We have a pro-active approach to site contamination assessment and remediation. Our policy is to ensure that each of our sites meets legal environmental requirements and, once our investigation with respect to each site is complete, to take steps to remediate or at least contain any contaminants to the site. Individual sites will be remediated as required by law and, in addition, will be remediated to the appropriate standard when they are proposed to be sold or redeveloped. We engage third party consultants to conduct the detailed investigations and follow-up remediation. This is to ensure work is completed to the satisfaction of regulatory bodies and, where applicable, to potential purchasers of the particular site, thus minimizing the risk of ongoing environmental liabilities. For some sites, the remediation requirements cannot be accurately assessed at this stage. However, at this time it is not expected to have a material impact on our future earnings.

Under Australian GAAP, known costs associated with contaminated land, or remediation, can be offset against the value of the land such that the land value is recorded at recoverable value net of estimated costs and a charge is made against the asset revaluation reserve. Under US GAAP, land is valued at original cost and therefore the estimated containment costs are provided in the statement of financial position with a corresponding charge to the current year profit and loss account. See Note 39 to our Consolidated Financial Statements for a discussion of the principal differences between Australian GAAP and U.S. GAAP as they apply to us.

Appendix A Information

The following table sets forth estimated net quantities of proved oil and gas reserves as at June 30, 2000, 2001 and 2002. The majority of these reserves are located in Australia (on and off shore), with less than 1 PJe (or 0.5%) of reserves located in the United States as at June 30, 2002. We had no reserves in the United States in prior years.

As a public company listed on the Australian Stock Exchange we are required to comply with the Australian Stock Exchange Listing Rules in relation to the reporting of our hydrocarbon reserves. We are not required to report proved reserves separate from proved and probable reserves under the Australian Stock Exchange Listing Rules or under Australian law. It is customary for companies to report proved and probable hydrocarbon reserves together under these requirements and most Australian oil and gas companies do not separate proved reserves from probable reserves. In addition, there is no requirement to report proved “developed” reserves or proved “undeveloped” reserves under the Australian Stock Exchange Listing Rules or under Australian law.

Where we conduct our exploration and production activities in joint ventures with other companies we rely to a significant extent on the information provided by the operator of those joint ventures regarding reserves. In particular, the operator of the Cooper Basin assets, where the majority of our reserves are held, has only in 2002 adopted the practice of separating proved reserves from the proved and probable category of reserves.

Estimates of proved, proved developed and proved undeveloped reserves for 2001-2002 are provided in the table below and conform to the SEC definition of proved reserves, reflecting the recent availability of more detailed information from our joint venture operated areas, as well as our own technically based estimates of proved reserves. Prior to 2001-2002 we did not separate proved reserves from proved and probable reserves. As a result for 1999-2000 and 2000-2001 we have made adjustments to the 2001-2002 reserves based on our knowledge of past production, reserves revisions and appraisal and development activity to arrive at our estimates of the reserves for such periods. We also estimated proved developed and proved undeveloped reserves on this basis.

The information provided below represents our estimates only and our actual reserves may differ from our estimates. See Item 3D “Risk Factors—Oil and Gas Reserves.”

We did not act as producer in relation to any long-term supply or similar arrangements with any foreign governments or authorities with respect to our oil and gas reserves during such years.

Proved Reserves

	Year Ended June 30,
	2000	2001	2002
Australia
Oil (1)
Developed	4,787	3,704	1,746
Undeveloped	473	394	807
Gas (2)
Developed	325	292	269
Undeveloped	197	181	256
LPG (3)
Developed	262	218	171
Undeveloped	390	367	393
Condensate (1)
Developed	2,389	1,969	1,595
Undeveloped	4,893	4,646	5,112
United States
Oil (1)
Developed	–	–	18
Undeveloped	–	–	–
Gas (2)
Developed	–	–	–
Undeveloped	–	–	–
LPG (3)
Developed	–	–	–
Undeveloped	–	–	–
Condensate (1)
Developed	–	–	–
Undeveloped	–	–	–

(1)	In thousands of barrels.
(2)	In petajoules.
(3)	In thousands of tonnes.

The following table sets forth, net quantities of oil (including condensate and natural gas liquids) and of gas produced for each of our last three fiscal years. No quantities of oil or gas were received during each of these years applicable to long-term supply or similar agreements with foreign governments or authorities in which we act as producer.

Production

	Year Ended June 30,
	2000	2001	2002
Australia
Oil (1)	1,188	936	563
Gas (2)	72	68	72
LPG (3)	76	65	74
Condensate (1)	674	643	668
United States
Oil (1)	–	–	–
Gas (2)	–	–	–
LPG (3)	–	–	–
Condensate (1)	–	–	–

(1)	In thousands of barrels.
(2)	In petajoules
(3)	In thousands of tonnes.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and other financial information, including the pro forma financial data for the year ended June 30, 2000 in respect of our energy operations, included in this Annual Report. Our financial statements have been prepared in accordance with Australian GAAP, which vary in certain respects from US GAAP. See Note 39 to the Notes to our Consolidated Financial Statements for a summary of differences between Australian GAAP and US GAAP and a reconciliation of certain items to US GAAP, in each case as they apply to us.

The Company and the Demerger

All financial information in this report concerning 2001-2002 and 2000-2001 relates to our ongoing energy businesses. However the Demerger occurred during the course of 1999-2000. For full details on the Demerger see Item 4A “History and Development of Origin Energy.” Except where otherwise stated, the discussion and analysis of the operating results of 1999-2000 contained in this Item 5 relates to our energy operations only and has been derived from our unaudited pro forma financial information for the fiscal year ended June 30, 2000 contained in this Annual Report. The unaudited pro forma financial information contained in this Annual Report discloses the results of our energy operations as if the Demerger had occurred on July 1, 1999. The audited consolidated financial statements for and as of the fiscal year ended June 30, 2000 contained in this Annual Report, in contrast, include the full year results of our energy businesses in addition to the December 1999 half year results of the discontinued building and construction materials businesses, i.e., the businesses that were separated pursuant to the Demerger and that are presently operated by New Boral. A separate discussion and analysis of the operating results of our building and construction materials businesses for the six months ended December 31, 1999, i.e., prior to the effective date of the Demerger is also included below.

A.	Operating Results

Critical Accounting Policies

In December 2001, the United States Securities and Exchange Commission, or SEC, issued a statement addressing selection and disclosure by public companies of “critical accounting policies and practices.” In the statement, the SEC encouraged inclusion in Management’s Discussion and Analysis commentary as to “the likelihood of materially different reported results if different assumptions or conditions were to prevail” in the application of these critical accounting policies.

Our accompanying Consolidated Financial Statements were prepared in accordance with Australian GAAP. Significant accounting policies are discussed in Note 1 to our Consolidated Financial Statements. Inherent in the application of many of these accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets and liabilities. As such, materially different financial results can occur as circumstances change and additional information becomes known. We believe that the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of our Consolidated Financial Statements are in relation to:

Derivative Instruments

Our business is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, we use derivative financial instruments to minimise the economic volatility that these exposures create. Derivatives are not held for speculative purposes. Prevailing Australian accounting policies do not require the value of these derivative instruments to be recorded in the statement of financial position, however, details including the nature and fair value of the derivatives are disclosed in Note 29 to our Consolidated Financial Statements.

The fair values of the derivatives disclosed in the notes to our Consolidated Financial Statements reflect the estimated amounts which the business would pay or receive on termination of the contracts, net of transaction costs, or replacement of the contracts at their current market rates as at the balance date. Inherent in our determination of the fair value of derivatives are certain judgements and assumptions. Where possible we apply independent market quotations and in the instances where market quotations are not available, we apply conventional market valuation techniques. An inherent risk exists in all estimations where future conditions do not reflect those assumed at the date of valuation. If future conditions deviate from those assumed in our estimates, the resulting change in the value of our derivatives might result in additional charges or revenues being included in the statement of financial performance in the period in which the derivative settles.

In calculating the net fair value of our electricity trading contracts we apply internal modeling techniques based on standard industry principles incorporating externally quoted prices and known market information. For example, the valuation of swap contracts is derived from an internally generated forward price curve which itself is based on external price curves adjusted, where applicable, for market quoted prices and other known market information.

Electricity Hedging Contracts Acquired

As part of our acquisition of the Powercor retail electricity business we acquired a portfolio of energy trading contracts, with positions extending out as far as eight years. These contracts had a net “in-the-money” position. We recorded the net fair value of the acquired contracts as an asset at the date of acquisition and are amortizing this asset over the life of the contracts, in accordance with the pattern of benefits which are expected to be realized. We could have adopted alternative methods for amortizing this asset. These alternatives include, adopting a straight-line amortization over the life of the contracts or using the underlying contract volumes as the determinant of when benefits are realized. Adopting either of these amortization alternatives would have resulted in different amounts being recorded in the statement of financial performance for each of the years covered by the life of the contracts. That is to say, the amortization methods affects the timing of amortizing the asset over the life of the contracts and as a result, the timing of the net benefit recognized in any year. It does not however, affect the total value of the net benefits realized. We believe the approach we have adopted best reflects the realization of benefits inherent in the contracts acquired.

Goodwill

Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is recorded as an asset in the statement of financial position. Goodwill is subsequently amortized to the statement of financial performance using a straight-line method over the period in which the benefits are expected to arise, but not exceeding twenty years. The unamortized balance of goodwill is reviewed at each reporting date and an impairment expense is recognized in the statement of financial performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortized balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present values.

Inherent in our assessment of the unamortized balance of goodwill at each reporting date are various assumptions and judgements regarding future conditions and their impact on us. For example, in applying a discounted cash flow calculation we are required to estimate both future cash flows and an appropriate discount factor. These estimates are, however, determined after careful consideration of applicable information and conditions prevailing as at the reporting date. Yet a risk still exists that conditions in the future may differ to those assumed in our calculations in which case different values could be applied to goodwill. A significant future adjustment to the value of goodwill might result in additional charges to the statement of financial performance in the period the adjustments are identified.

Licences

Licences are initially recorded at cost and amortized on a straight-line basis over the useful life of the asset, being the estimated period of time over which the future economic benefits are to be realized. The unamortized balance of licences is assessed at each reporting date and recognised as an expense in the statement of financial performance to the extent that future benefits are no longer probable. Our assessment of the unamortized balance of licences includes but is not limited to an analysis of discounted cash flows. Similar risks exist in our assessment of the carrying values of the licenses to those identified and discussed above in relation to goodwill.

Exploration and development expenditure

Exploration, evaluation and development expenditure in relation to separate areas of interest is accumulated and carried forward in the statement of financial position. The ultimate recoupment of exploration and evaluation expenditure is dependent on successful development and/or commercial exploitation of the areas of interest. Each area is reviewed at each reporting date to determine whether expenditure should continue to be carried forward in respect of that area of interest. Where an area of interest is abandoned or there is considered to be a permanent diminution in the value of that area of interest, the costs in respect to that area of interest are written off or a provision raised for tenement write down.

On commencement of production in an area of interest, accumulated exploration and development expenditure is amortized over the life of the area of interest based on the rate of depletion of the economically recoverable reserves. During the course of production in an area of interest, a provision is progressively created to cover anticipated restoration expenditure on cessation of production. The unit of production basis is used to calculate any provisions so that each year bears a proportionate share of the ultimate restoration costs. The provision for restoration is based on current costs which are undiscounted and the adequacy of the provision is reassessed at each reporting date.

The estimates of recoverable reserves referred to above, although determined in accordance with earth science and petroleum engineering principles and practices, still incorporate various assumptions and judgements, and therefore they can vary as a result of changes in such factors as forecasted oil and gas prices, appraisal drilling, reservoir performance and oil field technology.

A downwards revision in reserve estimates might result in either: (1) higher depreciation and amortization expense per barrel in future periods, or (2) an immediate write-down in the value of the asset applicable to the specific area of interest. The latter situation would result if the downward reserve revision were so significant that the future discounted cash-flows from the reserves were deemed to be insufficient to recover the unamortised value of the underlying capitalised costs. Conversely, upwards revisions of reserve estimates might result in reduced rates of depreciation and amortization expense per barrel in future periods. Any revision in reserve estimates resulting in asset write-downs or adjustments to depreciation and reserve depletion rates, will result in increased or decreased expenditure in the statement of financial performance, in the period the revision occurs.

Environmental Remediation

We record provisions in the statement of financial position for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the obligation is identified and reasonably estimated. Provisions are made for field site rehabilitation and restoration on an incremental basis during the course of field life, which includes the field closure phase. Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities.

The determination of these provisions includes assumptions and judgments regarding current costs, current legal requirements and current technology. Where available we incorporate expert assessments of expected future rehabilitation costs. However, any changes in the assumptions used in our calculation of environmental provisions, such as changes in laws, regulations and their interpretation, new information regarding the extent of site contamination and improvements in technology, might impact the value of our environmental provision. Any changes to the value of environmental provisions will impact the expense recognised in the statement of financial performance in the period that the change occurs.

Income Tax Accounting

The computation of our income tax expense requires the interpretation of complex tax laws and regulations and the assessment of audit findings that are performed by taxing authorities. Actual income tax expense could differ significantly from our estimates if alternative assumptions and interpretations were made.

Accounting Policies

We have applied accounting policies consistently in each entity in the consolidated entity and, except where there is a change in an accounting policy, those accounting policies are consistent with those of the previous year. A full description of our significant accounting policies is included in Note 1 of our Consolidated Financial Statement.

Reclassification of financial information

We applied the revised AASB 1005 “Segment Reporting” for the first time from July 1, 2001. This has resulted in revised definitions of our segment revenues and results. The 2000-2001 information has been restated for the changes in the definition of segment revenues and results.

Changes in accounting policy

Earnings per Share—Change in basis of determination:

Basic earnings per share is determined by dividing net profit after tax attributable to our members by the weighted average number of ordinary shares outstanding during the financial year. Prior to 2001-2002, basic earnings per share was determined using the profit from ordinary activities after income tax attributable to members, thereby excluding extraordinary items from earnings.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Diluted earnings per share prior to 2001-2002 adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year, rather than adjusting the weighted average number of shares to include potential shares assumed to have been issued for no consideration.

We made the change in the basis for calculating earnings per share figures in order to comply with the revised AASB 1027—“Earnings Per Share” which was issued in June 2001. The earnings per share information for 2000-2001 has been recalculated to present the comparative amounts on a consistent basis with 2001-2002. The change did not significantly impact the recalculation of the 2000-2001 earnings per share information.

Overview

The following tables provide an analysis of selected financial data of our energy operations for the last three fiscal years. The 1999-2000 tables also include an analysis of such information for our discontinued building and construction materials businesses as a separate line item.

All figures are stated in Australian dollars and the results have been reported in accordance with Australian GAAP. Any discrepancies between totals and sums of components in the tables set forth below are due to rounding.

Fiscal Year 2001-2002
(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest and Tax (EBIT)(1)(2)
Segments
Exploration and Production	262.9	186.2	104.3
Retail	1,937.8	173.5	99.5
Generation	63.2	30.4	15.8
Network	125.3	22.9	20.4
Corporate	–	(8.4)	(9.3)

Total	2,389.2	404.6	230.7

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	877.0	81.9	129.7
Retail	1,386.7	74.0	78.3
Generation	279.0	14.6	46.1
Network	175.8	2.5	0.7
Corporate	50.5	0.9	0.4

Segment Total	2,769.0	173.9	255.2
Cash and Deferred Tax assets(4)	188.9	–	–

Total	2,957.9	173.9	255.2

Fiscal Year 2000-2001
(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest and Tax (EBIT)(1)(2)
Segments
Exploration and Production	278.2	201.2	122.1
Retail	1,231.0	66.4	23.6
Generation	35.5	25.0	17.2
Network	110.7	22.0	19.9
Corporate	–	(9.4)	(9.5)

Total	1,655.4	305.2	173.3

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	774.1	79.1	128.7
Retail	1,456.1	42.8	16.2
Generation	173.7	7.8	46.8
Network	176.5	2.1	0.5
Corporate	70.6	0.1	6.8

Segment Total	2,651.0	131.9	199.0
Cash and Deferred Tax assets(4)	177.8	–	–

Total	2,828.8	131.9	199.0

Fiscal Year 1999-2000
(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest, Tax and Significant Items(1)(2)
Segments
Exploration and Production	265.8	186.5	96.9
Retail	1,055.5	58.4	16.5
Generation	24.4	16.1	9.6
Network	150.4	22.6	20.9
Corporate	–	(12.2)	(12.8)

Energy Segment Total	1,496.1	271.4	131.1
Discontinued Activities(3)	2,028.2	300.8	197.1

Total	3,524.3	572.2	328.2

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	764.6	89.6	91.0
Retail	941.3	41.9	24.6
Generation	117.1	6.5	28.6
Network	69.3	1.7	0.1
Corporate	197.3	0.6	1.2

Energy Segment Total	2,089.6	140.3	145.5
Discontinued Activities(3)	—	103.7	66.4

Cash and Investments(4)	141.7	—	—

Total	2,231.3	244.0	211.9

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail and Trading	Natural gas, LPG, electricity, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Network	Infrastructure investment and management services
Corporate	Corporate head office functions
Discontinued Activities
Bricks, plasterboard, timber products, roof tiles, aluminum products, concrete products, quarrying, road surfacing, premix concrete, flash, cement, transport, concrete placing, scaffolding, tire retreading and retailing, natural stone

(1)
As a result of the first time application on July 1, 2000 of the revised standards AASB 1018—“Statement of Financial Performance”, AASB 1034—“Financial Report Presentation and Disclosures” and the new AASB 1040—“Statement of Financial Position”, revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items. See Notes 1 and 3(d) of Notes to our Consolidated Financial Statements. No such reclassification has been made to the operating profit figures in these tables for 1999-2000.

(2)	Earnings before interest, significant items and tax includes profit on sale of non-current assets.
(3)	Discontinued activities—1999–2000 data include the half-year results to December 31, 1999 for the demerged building products and construction materials businesses.
(4)
We applied the revised AASB 1005—“Segment Reporting,” (issued in August 2002), for the first time from July 1, 2001. Segment information for 2000-2001 has been restated in accordance with this standard. The figures for 1999-2000 have not been adjusted for application of the revised standard. Hence, unallocated assets for 2001-2002 and 2000-2001 include cash & future income tax benefit, but 1999-2000 includes cash and investments.

Fiscal Year ended June 30, 2002 compared with Fiscal Year ended June 30, 2001

Profit

We reported a net profit before tax and significant items of A$187.9 million in 2001-2002, an increase of A$46.3 million, or 33%, compared to A$141.6 million in 2000-2001. The increase was principally due to improved contribution from our Retail segment following our acquisition of the Powercor retail electricity business in June 2001.

Net profit after tax was A$128.7 million for 2001-2002, a A$30.7 million or 31% increase from A$98.0 million in 2000-2001.

Basic earnings per share increased by 18% to A$0.202 per share on a capital base that increased by 11%. We paid a final dividend of A$0.03 per share, fully franked, on October 21, 2002, resulting in a total dividend paid for 2001-2002 of A$0.05 per share compared to A$0.04 per share in 2000-2001.

Revenue

Revenue from ordinary activities for 2001-2002 increased A$749.5 million or 44%, to A$2,428.8 million from A$1,679.3 million in 2000-2001. This revenue consists principally of sales of energy and related products as well as revenue from rendering of services, distributions received and proceeds from the sale of assets. Our total external energy sales revenue, that is, sales revenue after eliminating intersegment sales, increased A$733.8 million or 44%, to A$2,389.2 million in 2001-2002 from $1,655.4 million in 2000-2001. The increase in revenue was principally due to increases in the Retail, Generation and Networks segments, offset by a decline in revenue for the

Exploration and Production segment.

The increase in revenue was mainly due to increased revenue from our Retail segment as a result of a full year’s contribution from the retail electricity business that we acquired from Powercor in June 2001. In addition, on January 13, 2002, there was a 13.5% increase in Victorian electricity prices that had a positive impact on our retail segment revenue. This resulted in external sales revenue for the retail segment increasing to A$1,937.8 million in 2001-2002 from A$1,231.0 million in 2000-2001, an increase of A$706.8 million or 57%. External sales for the Generation segment increased to A$63.2 million in 2001-2002 from A$35.5 million in 2000-2001, an increase of A$27.7 million, or 78%. This increase was principally as a result of increased contribution from power generation reflecting our acquisition of the Worsley Cogeneration interest, and the commissioning of the new Quarantine Power Station, offset by lower prices received for sales from merchant plants. External sales revenue for the Networks segment increased to A$125.3 million in 2001-2002 from A$110.7 million in 2000-2001, an increase of A$14.7 million or 13%. This increase was principally due to management fees charged to Envestra increasing from 2.5% to 3% of Envestra haulage revenue for South Australia, Queensland and Northern Territory on July 1, 2001. External sales revenue for Exploration and Production declined overall to A$262.9 million in 2001-2002 from A$278.2 million in 2000-2001, a decrease of A$15.3 million or approximately 5%. This decrease was primarily due to lower oil production and sales revenue from the Cooper and Surat Basins due to natural field decline, significantly lower production from the Eromanga Basin region due to the sale of producing fields in this area during 2001-2002, and lower oil prices due to weakening worldwide crude oil markets. Although there were increased gas, condensate and ethane sales volumes from the Cooper Basin and the Denison Trough, and increased natural gas sales from coal seam gas and the onshore Otway Basin, these increases were offset by reduced natural gas sales from the Perth, Carnarvon and Surat Basins.

Our results for 2001-2002 do not contain any contribution from the electricity business acquired from CitiPower that occurred after June 30, 2002. See Note 38 to our Consolidated Financial Statements.

Total revenue also includes distributions received of A$11.6 million in 2001-2002 from our interest in Envestra compared to distributions received of A$10.9 million in 2000-2001.

Proceeds from the sale of assets amounted to A$18.6 million in 2001-2002, principally from the sale of the Bodalla oil interests. In 2000-2001 proceeds from the sale of assets were A$10.0 million, principally from the sale of gas fields in western Victoria.

Expenses

Our total expenses for ordinary activities excluding borrowing costs were A$2,204.8 million in 2001-2002 compared to A$1,511.8 million in 2000-2001, an increase of A$693.0 million, or 46%. Expenses consist primarily of raw materials and consumables used in production, depreciation and amortization, administrative and other expense and exploration and production costs.

Raw materials and consumables expense increased to A$1,535.8 million in 2001-2002 from A$968.7 million in 2000-2001, an increase of A$567.1 million or 58%, principally reflecting the impact of a full year’s operations of the Powercor retail electricity business acquired in June 2001. This was offset in part by lower operating and supply costs for the LPG business. In addition, the Networks segment achieved cost reductions during 2001-2002.

Depreciation and amortization increased to A$173.9 million in 2001-2002 from A$131.9 million in 2000-2001, an increase of A$42.0 million or 32%. The increase was primarily due to an amortization charge of A$26.0 million against commodity hedging contracts acquired from Powercor in June 2001, higher depreciation charges against plant and equipment in the Generation segment, and a full year of amortization charges against licences following our acquisition of Powercor’s electricity retail business in June 2001.

Exploration and production costs increased to A$49.0 million in 2001-2002 from A$42.0 million in 2000-2001, an increase of A$7.0 million or 17%. This increase was largely due to an increase in recharges from joint ventures, including charges relating to the evaluation of discoveries in the Otway Basin, that are operated by other companies and a higher level of exploration provisioning and write-offs.

Administrative and other expenses increased to A$446.1 million in 2001-2002 from A$369.2 million in 2000-2001, an increase of A$76.9 million or 21%, principally due to a full year of additional administrative expenses associated with our acquisition of the Powercor retail electricity business.

EBITDA and EBIT

EBITDA in 2001-2002 was A$404.6 million, an increase of A$99.4 million or 33%, from A$305.2 million in 2000-2001. This was largely due to a significant increase in the contribution from our Retail segment and improved earnings from our Generation and Networks segments, offset by a small reduction in Exploration and Production earnings. The tables on the preceding pages detail our contributions to EBITDA for each segment.

EBIT for 2001-2002 increased from A$173.3 million in 2000-2001 to A$230.7 million in 2001-2002, an increase of A$57.4 million or 33%.

Net interest expense

Net interest expense increased A$11.1 million or 35% to A$42.8 million in 2001-2002 from A$31.7 million in 2000-2001. The increase was largely due to increased borrowing costs associated with funding our acquisition of the electricity retail business of Powercor in June 2001.

Income tax expense

Income tax expense increased A$16.3 million or 43% to A$54.3 million in 2001-2002 from A$38.0 million in 2000-2001. The increase primarily reflects the higher pre-tax profit and the non-deductibility of amortization of electricity licenses and contracts acquired from Powercor.

Fiscal Year ended June 30, 2001 compared with Fiscal Year ended June 30, 2000

This discussion and analysis of our operations for the fiscal year ended June 30, 2001 refers only to our ongoing energy business that now constitutes our entire business. Except where otherwise stated, the discussion and analysis of our operations for the fiscal year ended June 30, 2000 relates to the pro forma financial data included in this Annual Report in respect of our energy businesses for 1999-2000. The operations of our building and construction materials businesses, which were separated from us effective January 1, 2000 pursuant to the Demerger and are now held by New Boral, have been excluded.

Profit

Our energy operations recorded a net profit before tax and significant items of A$141.6 million for 2000-2001, compared to A$101.1 million in 1999-2000, an increase of A$40.5 million, or 40%. The improved result for 2000-2001 was driven predominantly by the strong performance in Exploration and Production and significantly increased contributions from both Retail and Generation. The strong performance in Exploration and Production was due mainly to increased sales of natural gas and higher crude oil prices. The increased contribution from Retail reflected higher sales of natural gas, cost savings from efficiency improvements and one month’s contribution from the retail electricity business acquired from Powercor. The increase in contribution from Generation was largely due to the impact of new power plants, with a full year’s contribution from Ladbroke Grove and a half year contribution from Bulwer Island.

Net profit after tax and outside equity interests but before significant items for our energy operations was A$98.0 million in 2000-2001 compared with A$75.3 million for 1999-2000, an increase of A$22.7 million or 30%.

Earnings per share before significant items for our energy operations were A$0.171 per share in 2000-2001 compared to A$0.133 per share in 1999-2000. We declared a final franked dividend of A$0.04 per share for 2000-2001 compared to a final unfranked dividend of A$0.06 per share for 1999-2000.

Revenue

Energy sales revenue from ordinary activities for 2000-2001 for our energy operations, increased to A$1,655.4 million compared to approximately A$1,496.1 million in 1999-2000, an increase of A$159.3 million or 11%. This increase was due to strong revenue growth in our Exploration and Production, Retail and Generation segments. Retail segment revenue increased to A$1,231.0 million in 2000-2001 from A$1,055.5 million in 1999-2000, an increase of A$175.5 million or 17%. This was largely due to one month’s contribution from the retail electricity business we acquired from Powercor, and higher volume of natural gas sales. External sales for the Generation segment increased to A$35.5 million from A$24.4 million, an increase of A$11.1 million, or 45%. This increase was principally as a result of increased contribution from new power generation plants, with a full year’s contribution from Ladbroke Grove and a half-year contribution from Bulwer Island, offset by lower prices received for sales from existing merchant plants. External sales revenue for Exploration and Production increased to A$278.2 million in 2000-2001 from A$265.8 million in 1999-2000, an increase of A$12.4 million or approximately 5%. This increase was primarily due to increased natural gas and higher crude oil prices. Revenue from rendering of services, which represents revenue from recharges by the Networks segment decreased to A$110.7 million in 2000-2001 from A$150.4 million in 1999-2000, a decrease of A$39.7 million or 26%. This decrease was principally due to a decrease in capital project expenditure.

Total revenue also included distributions received of A$10.9 million in 2000-2001 from our interest in Envestra, compared to distributions received of A$9.8 million in 1999-2000.

Revenue from outside operating activities decreased from A$28.6 million in 1999-2000 to A$23.9 million in 2000-2001, largely due to reduced proceeds from the sale of assets and reduced interest income.

Expenses

Our total expenses for ordinary activities excluding borrowing costs for our energy operations were A$1,511.8 million in 2000-2001 compared to A$1,504.4 million in 1999-2000. Expenses consist primarily of raw materials and consumables used in production, depreciation and amortization, administrative expenses and other expense and exploration and production costs.

Raw materials and consumables expense increased to A$968.7 million in 2000-2001 from A$861.2 million in 1999-2000, an increase of A$107.5 million or 12%, principally reflecting a significant rise in the wholesale price of LPG and one month of electricity purchase costs associated with the Powercor electricity retail business acquired in June 2001.

Depreciation and amortization decreased to A$131.9 million from A$140.3 million, a decrease of A$8.4 million or 6%. The decrease was primarily due to lower depreciation charges from the Exploration and Production business following the write-down of producing assets by $86 million in the 1999-2000 fiscal year.

Exploration and production costs increased slightly to A$42.0 million in 2000-2001 from A$41.2 million in 1999-2000, an increase of A$0.8 million or 2% reflecting a similar overall level of activity of the business.

Administrative and other expenses decreased to A$369.2 million in 2000-2001 from A$461.7 million in 1999-2000, a decrease of A$92.5 million, principally due to the one-off write down of producing interests by $86 million in the 1999-2000 fiscal year.

EBITDA and EBIT

EBITDA before significant items was A$305.2 million in 2000-2001, an increase of A$33.8 million or 12%, from A$271.4 million in 1999-2000. The Exploration and Production segment contributed two-thirds of the EBITDA result, and the Generation segment showed a 55% increase from 1999-2000.

EBIT before significant items was A$173.3 million for 2000-2001, an increase of A$42.2 million or 32% from A$131.1 million in 1999-2000.

Net Interest Expense

Net interest expense for 2000-2001 was A$31.7 million, marginally higher than A$29.9 million in 2000-2001. The increase was largely due to the costs associated with funding the A$315 million Powercor acquisition in June 2001.

Income Tax Expense

Income tax expense before significant items was A$38.0 million in 2000-2001 compared to A$22.6 million in 1999-2000, an increase of A$15.4 million or 68%. This increase reflects both the increased tax expense resulting from the increased profit and lesser benefits arising from the acquisition of the Stratus business.

New Accounting Policies

As a result of the first time application on July 1, 2000 of the revised standards AASB 1018—“Statement of Financial Performance”, AASB 1034—“Financial Report Presentation and Disclosures” and the new AASB 1040—“Statement of Financial Position”, revenue and expense items previously disclosed as abnormal were reclassified and are now disclosed as individually significant items. See Notes 1 and 3(d) to our Consolidated Financial Statements. Nevertheless, there were no abnormal or significant items recorded in our accounts for 2000-2001. An abnormal loss of A$72.6 million after tax and outside equity interests was recorded for 1999-2000, predominantly due to a write-down of our upstream oil and gas assets of A$81.7 million before tax following the adoption of discounted future cash flows for determining the carrying value of assets pursuant to Australian Accounting Standard AASB 1010— “Accounting for the Revaluation of Non-Current Assets”. In 1999-2000,we also made significant provisions of A$21.3 million before tax, comprising a A$5.0 million environmental provision for the remediation of contaminated land and a A$16.3 million provision for the write-down of other assets including our autogas joint venture and our investment in Magellan Petroleum Australia Limited. Costs incurred during 1999-2000 in connection with the implementation of the GST, which became effective July 1, 2000, totaled A$2.9 million after tax. Offsetting these costs was a A$13.2 million significant tax benefit resulting from changes to taxation rates and a significant benefit of A$10.2 million relating to the recognition of exploration tax benefits. As a result, net profit after tax, outside equity interests and abnormal, or significant items in 1999-2000 was A$2.7 million.

Review of Building Products and Construction Materials Operations for six months ended December 31, 1999

For the six months ended December 31, 1999, EBIT of our now discontinued building products and construction materials operations was A$197.1 million, reflecting in part a continuing improvement in our Australian building products and our United States operations. Sales revenue for the six-month period was approximately A$2,028.2 million.

During the six-month period, our divestment program of non-core and loss making businesses continued. In August 1999, we sold our remaining European brick operations, in the Netherlands, Germany and Poland, to Hanson PLC for A$148 million, the equivalent of net asset value of these operations. We also sold our remaining quarry in Europe in August 1999 for approximately A$5 million.

Some minor environmental infringements occurred within the six months ended December 31, 1999 relating to activities in the building products and construction materials operations, including the landfill disposal of concrete roofing tile waste at Poteet, Texas, two incidents involving the polluting of waters, one of contravening license conditions and one arising from the late submission of a certificate of compliance.

B.    Liquidity and Capital Resources

Our principal source of funds is cash provided from our operating activities, supplemented by borrowings and capital raising as required. The principal uses of our funds have been to pay our suppliers and employees in our operating business, the payment of interest and borrowing costs, and income taxes. We believe that our current working capital and access to funding is sufficient for our present and ongoing working capital requirements for the foreseeable future.

Capital expenditure

Total capital expenditure, including acquisitions for 2001-2002 was A$408.3 million, compared with A$535.8 million in 2000-2001, a decrease of 127.5 million or 23.8%, largely due to a decrease in expenditure on acquisitions offset by an increase in capital expenditure on plant and equipment and exploration and development expenditure as discussed below.

Capital expenditure on plant and equipment for 2001-2002 totaled A$169.5 million excluding acquisitions, an increase of A$54.2 million from 2000-2001. Of this, stay-in-business capital expenditure, which is associated with the maintenance of our ongoing operations, was A$64.9 million, a decrease from A$83.4 million in 2000-2001. The majority of stay-in-business capital expenditure in 2001-2002 was associated with drilling facilities development in the South Australian and Queensland sectors of the Cooper Basin. Other capital expenditure on plant and equipment was A$104.6 million, an increase of A$72 million from A$32 million in 2000-2001. The major components of other capital expenditure in 2001-2002 include:

•	payments in respect of expenditure on the Quarantine Power Station in South Australia of A$53 million; and

•	expenditure on Retail systems development for full retail contestability of A$50 million.

Exploration and development expenditure for 2001-2002 totaled A$135.4 million, an increase of A$51.3 million from the prior year. The increase was mainly due to expenses from the acquisition of coal seam gas interests of A$50 million.

In 2001-2002, capital expenditure on acquisition of controlled entities was A$87.5 million compared to A$315 million on acquisitions in the prior year which was from the acquisition of the Powercor electricity retail business. In 2001-2002 we acquired the following controlled entities:

•	Gasmart (Vic) Pty Ltd for A$7.7 million;

•	Fletcher Challenge South West Cogeneration Ltd (the Worsley Cogeneration Plant) for A$69.5 million; and

•	Transfield CSM Pty Ltd for A$10.3 million.

Capital expenditure on investments was A$15.9 million in 2001-2002 mostly comprising our purchase of 17.4 million additional shares in Envestra compared to A$21.5 million in 2000-2001 which was associated with the purchase of additional equity in the Bulwer Island Power Station.

Our capital expenditure commitments over the next five years are A$81.0 million, A$59.5 million of which we expect to incur in 2002-2003. These commitments relate primarily to the purchase of plant and equipment, as well as exploration and development expenditure. We also have commitments for contributions to superannuation, or pension, plans for our employees. See Note 27 to our Consolidated Financial Statements for a discussion of the nature of our obligations under these commitments.

Borrowings

As at June 30, 2002, our total debt was A$650.4 million. After deducting cash of A$17.3 million, net borrowings, including debt incurred to fund our acquisition of the Powercor retail electricity business, were A$633.1 million at June 30, 2002. Our net debt to equity ratio at June 30, 2002 was approximately 39%, compared to 55% at June 30, 2001. The decrease in this ratio was primarily due to additional equity we raised during 2001-2002 and net cash generated from operations during the year used to repay borrowings. The high level of debt at June 30, 2001 primarily arose from our acquisition of the Powercor retail electricity business on June 1, 2001 for A$315.0 million.

Our short-term borrowings were A$85.2 million at June 30, 2002 compared to A$223.0 million at June 30, 2001, comprising approximately 13% of our total debt at June 30, 2002. Of this short-term debt, A$66.0 million was outstanding at June 30, 2002 under our unsecured working capital facility agreement. This is a fully underwritten revolving facility provided by an international bank with a fixed maturity of February 2003. The facility will be renegotiated on maturity.

Our long-term borrowings at June 30, 2002 were A$565.2 million compared to A$520.0 million at June 30, 2001, comprising approximately 87% of our total debt. Our long-term debt is payable as follows:

•	later than one year but not later than two years, A$0 million (0%)

•	later than two years but not later than five years, A$565.2 million (87%)

•	later than five years, A$0 million (0%)

The weighted average interest rate of our interest bearing debt was 5.92% at June 30, 2002, slightly higher than 5.85% at June 30, 2001. All our short and long-term debt facilities are denominated in Australian dollars. We have also entered into certain interest rate swap transactions with the purpose of controlling the interest cost of funding associated with the external debt we raise. See Notes 16, 28 and 29 to our Consolidated Financial Statements for a more detailed description of our short and long-term debt facilities and our interest rate and foreign exchange risk management arrangements.

We undertook capital raisings during 2001-2002 by way of an equity private placement in July 2001 and through a share purchase plan in September 2001. These capital raisings provided A$123 million and A$74 million, respectively after costs and expenses We used these funds for our operating activities and to reduce our borrowings. As a result, our gearing improved and net borrowings were reduced to A$633.1 million at June 30, 2002 from A$727 million at June 30, 2001.

In January 2002 we established a non-underwritten unsecured revolving medium term note and commercial paper facility which enables us to issue medium term notes and commercial paper using our A-2 (short term) and BBB+ (long term) credit ratings that we obtained from Standard and Poor’s during 2001-2002. The facility enabled us to refinance our existing borrowings, reduce interest costs and lengthen our debt maturity. As at June 30, 2002 we had raised A$180 million through the medium term note program with a maturity of April 2007, and had utilized A$185 million of the short-term commercial paper facility.

Lease Obligations

We lease property, plant and equipment under operating and finance leases with terms of one to six years. Leases generally provide the consolidated entity with a right of renewal at which time the terms are renegotiated. The following table sets out our commitments under our finance and operating leases for the periods shown.

	2001-2002		2000-2001
	(A$ in ‘000s)
Lease Liabilities
Finance Leases:
Lease commitments in respect of finance leases of plant and equipment are payable as follows:
not later than one year		35		18
later than one year but not later than five years		90		34

		125		52
Deduct: Future finance charges and executory costs		1		–

Total	A$	124	A$	52

Operating Leases:
Lease commitments in respect of operating leases are payable as follows:
not later than one year		11,889		10,985
later than one year but not later than five years		16,549		11,688
later than five years		4,263		571

Total	A$	32,701	A$	23,244

See Note 17 to our Consolidated Financial Statements.

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows from operating activities, investing activities and financing activities for the periods shown.

	2001-2002	2000-2001	1999-2000
	(A$ in millions)
Operating Activities	321.3	253.2	428.1
Investing Activities	(389.6)	(521.2)	169.5
Financing Activities	70.5	265.2	(717.5)

Net cash provided by operating activities increased to A$321.3 million in 2001-2002 from A$253.2 million in 2000-2001. While this was due to an increase in cash received from customers in all areas of our business, the most significant component was due to a full year’s contribution from the retail electricity business that we purchased from Powercor in June 2001. Cash received from customers increased to A$2,554 million in 2001-2002 from A$1,987 million in 2000-2001, an increase of A$567 million or 29%. In 2001-2002 we received a A$6.0 million distribution from the Bulwer Island Energy Partnership compared to A$2.6 million in dividends received from associated entities in 2000-2001. Our cash paid to suppliers and employees increased to A$2,155.1 million in 2001-2002, compared to A$1,681.4 million in 2000-2001, an increase of A$473.7 million or 28%. This increase was largely due to the integration of our acquisition of Powercor’s retail electricity business for the full year in 2001-2002.

Net interest and other borrowing costs increased to A$44.9 million in 2001-2002 from A$33.5 million in 2000-2001, primarily due to the higher level of average debt during 2001-2002, which was largely due to financing of the Powercor retail electricity business we acquired in June 2001. Income tax paid increased by A$17.2 million to A$22.5 million in 2001-2002 compared to A$5.3 million in 2001-2002 reflecting a higher pre-tax profit in 2001-2002. Payments made during the year in respect of the acquisition of tax benefits arising from the Stratus business totaled A$18 million, a reduction of A$1 million from the prior year.

Net cash flows used in investing activities were A$389.6 million in 2001-2002 compared to A$521.2 million in 2000-2001, a decrease of A$131.6 million. This reflects the application of A$315.0 million for the purchase of the Powercor retail electricity business, which was incurred in June, 2001. This was offset by our increased purchases of property, plant and equipment of A$54.2 million to A$169.5 million in 2001-2002 compared to only A$115.2 million in 2000-2001, and additional payments for exploration and development of A$51.2 million to A$135.4 million in 2001-2002 compared to A$84.1 million in 2000-2001. Also included in cash flows from investing activities is our additional investment in Envestra of A$15 million in 2001-2002 compared to our additional investment in the Bulwer Island cogeneration facility of A$21 million in 2000-2001. We acquired an additional 17.4 million shares in Envestra as a result of a private placement of shares in March 2002 that, together with an increase in the unit distributions from Envestra, has resulted in an increased contribution from our investment in Envestra.

Net cash flows provided by financing activities decreased to A$70.5 million in 2001-2002 compared to A$265.2 million in 2000-2001. This was principally due to net repayment of borrowings of A$99.4 million in 2001-2002 compared to net proceeds from borrowings of A$312.0 million in 2000-2001, offset by cash provided from the issue of our securities in 2001-2002 of A$198.5 million compared to nil in 2000-2001. Proceeds from our share issuance in 2001-2002 were as a result of our issue of 44.2 million shares for A$123.3 million, net of costs and expenses, under our share placement in July 2001 and 26.5 million shares issued for A$73.6 million, net of costs and expenses, in September 2001 under our Share Purchase Plan for existing shareholders. These proceeds were partially used to repay borrowings. Dividends paid in 2001-2002 increased to A$35.3 million from A$24.4 million in 2000-2001, an increase of A$10.9 million. In 2000-2001 we also conducted an on-market share buy-back for A$4 million of our shares, compared to nil in 2001-2002.

Hedging

We are exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates and certain commodity prices. We use financial instruments such as interest rate swaps, forward exchange and options contracts, and forward sales and options contracts on commodities to control such risks. We do not hold derivative financial instruments for speculative purposes. See Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Notes 1 and 29 to our Consolidated Financial Statements.

Transactions in foreign currencies are recorded in our Consolidated Financial Statements at exchange rates applicable at the date of transaction. Statement of financial position items in foreign currencies at balance date are converted at the rate in effect at fiscal year end. Movements in exchange rates resulted in a net foreign exchange loss of A$0.1 million in 2001-2002 and a decrease in the foreign currency translation reserve of A$1.4 million.

Equity Capital

Our share capital increased by A$206.6 million during the year, primarily as a result of the issue of 44.2 million shares for A$123.3 million in accordance with the Share Placement, and 26.5 million shares for A$73.6 million in accordance with the Share Purchase Plan. The amounts raised were net of costs and expenses.

Dividends

Dividends provided for or paid during 2001-2002 and 2000-2001 are set out below.

	2001-2002	2000-2001
	(A$ in ‘000s)
Final prior year dividend under provided	1,818	43
Interim dividend of A$0.02 cents per share, fully franked at 30% (2001: Nil cents per share)	12,950	–

	14,768	43
Final dividend of A$0.03 cents per share, fully franked at 30% payable October 21, 2002 (2001: A$0.04) cents per share, fully franked at 30% paid October 9, 2001)	19,435	22,922

	34,203	22,965

See Note 5 to our Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table illustrates the timing of our contractual obligations and commercial commitments as of June 30, 2002.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(A$ in millions)
Short-Term Debt	85.2	85.2	–	–	–
Long-Term Debt	565.1	–	385.1	180.0
Finance Leases	125.0	35.0	90.0	–	0
Operating Leases	32.7	11.9	16.5	–	4.3
Unconditional Purchase Obligations—trade creditors and accruals	377.6	371.5	6.1	–	–
Capital expenditure commitments	81.0	59.5	21.5	–	–

Total Contractual Cash Obligations	1,266.6	563.1	519.2	180.0	4.3

	Amount of Commitment Expiration Per Period
Other Commercial Obligations	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(A$ in millions)
Contingent liabilities—Bank guarantees	99.6	98.2	1.2	0.0	0.2

Derivative Financial Instruments

We are exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates and certain commodity prices. Accordingly, we use derivative financial instruments to minimize the economic volatility these exposures create on its statements of financial performance and statements of financial position.

Under Australian GAAP, the impact of these derivative financial instruments is not required to be included in our statement of financial position. Details of the financial instruments are, included in Note 29 to our Consolidated Financial Statements, together with their relevant fair value as at reporting date.

Under US GAAP, SFAS 133 requires derivative financial instruments to be included in the statement of financial position at their fair value.

We have disclosed adjustments in Note 39 to our Consolidated Financial Statements—“Reconciliation from Australian GAAP to US GAAP” to reflect the impact on income and equity of recording the derivative financial instruments in the statement of financial position at their fair value as required under US GAAP.

The nature of the our derivative financial instruments are:

•	Interest Rate Swaps: entered into to hedge the interest cost associated with external debt;

•	Foreign Exchange Forward Contracts: entered into to hedge certain firm purchase and sale commitments denominated in foreign currencies;

•	Commodity Price Swaps: Entered into to minimize the adverse financial effects caused by unfavorable movements in the prices of crude oil and fuel oil; and

•	Electricity Trading Contracts, including Forward Pricing Contracts, Futures and Options Contracts: entered into to partly hedge electricity sales under contract.

Further information regarding each of the derivative financial instruments listed above is disclosed in Item 11 “Quantitative and Qualitative Disclosures about Market Risk”, and in Note 29 to our Consolidated Financial Statements.

Electricity Trading Contracts

The following table summarizes the changes in net fair value of our electricity trading contracts recorded in the US GAAP statement of financial position during the year ended June 30, 2002:

	(in $A millions)
Net fair value of contracts outstanding as at June 30, 2001		372.33
Change in net fair value during the year ended June 30, 2002 for:
—Contracts settled during the year	(147.24)
—Unrealised mark-to-market gain for contracts held at year end	5.11

Total change in net fair value		(142.13)

Net fair value of contracts outstanding as at June 30, 2002		230.20

In calculating the net fair value of our electricity trading contracts we apply internal modeling techniques based on standard industry principles incorporating externally quoted prices and known market information. For example, the valuation of swap contracts is derived from an internally generated forward price curve which itself is based on external price curves adjusted, where applicable, for market quoted prices and other known market information. For US GAAP reporting, the valuations are then discounted to net fair value.

The maturity profile of our electricity trading contracts recorded on the US GAAP statement of financial position as at June 30, 2002 is as follows:

	Less than 1 year	1-3 Years	4-5 Years	In Excess of 5 Years	Total Discounted Net Fair Valrue
Electricity Trading contracts	74.3	83.8	65.6	6.5	230.2

Bank Guarantees

We have provided bank guarantees amounting to A$99.6m at June 30, 2002 ($211.2m as at June 30, 2001), required predominantly for our involvement in the national electricity market. The guarantees are able to be drawn upon by National Electricity Market Management Company, and would only be drawn down in the event that we failed to pay for electricity purchased from the National Electricity Market. See Note 26 to our Consolidated Financial Statements.

C.	Research and Development; Patents and Licenses

We funded solar photovoltaic research and development at the Australian National University during 2001 and 2002. The technology provides a new method of creating photovoltaic cells, to lower cell production costs.

Complementing this program is our funding for a project by Perth-based Advanced Energy Systems Limited, to develop power-conditioning equipment to enhance photovoltaic technology.

The research contract between the Australian National University and us was completed in 2002. Under the terms of the contract we are entitled to all intellectual property developed by the researchers at the Australian National University. We have applied for two patents relating to this research. We intend to conduct additional research aimed at enhancing the technology and to transfer it to a manufacturing environment commencing in 2003.

D. Trend Information

The following issues represent potentially significant events and trends since June 30, 2002.

Implementation of Full Retail Contestability in Victoria and Our Agreement with Gascor

In September 2001, the Victorian Government was intending to introduce full retail contestability to residential and small business natural gas customers. A 13-month delay in the introduction of full retail contestability until October 2002 meant that Gascor, an entity owned by the Victorian Government, retained profits of A$29 million for 2001-2002, and retained a further A$14 million for the first quarter of 2002-2003. Under a negotiated settlement, Gascor ceased retaining profits on October 1, 2002 and full retail contestability was introduced for natural gas in Victoria on October 26, 2002. See Item 4B “Business Overview—Natural Gas.”

Introduction of Full Retail Contestability for Small Customers—Victoria

Since the introduction of full retail contestability for electricity in Victoria in early 2002 there has been a steady increase in the number of customers electing to change retailer. To date the level of churn has remained moderate statistics from the National Electricity Market Management Company indicating that to November 27, 2002, 83,396 small electricity customers with annual loads of less than 160 MW have changed supplier. This represents an annualized churn rate of approximately 4% of Victorian electricity customers, within the expected range of 3 to 5% annual churn.

Full retail contestability was introduced for natural gas in Victoria on October 26, 2002 approximately one month prior to the preparation of this report. Initial indications are the that the level of churn in the gas market is higher than has been experienced in the electricity market. However official statistics published by VenCorp, the gas market administrator in Victoria, indicate that to the end of November 2002, only 6,000 customers completed the change of retailer. Completion of the change of retailer is currently being delayed due to constraints on the market processes used to transfer of customers between retailers, and so this figure may not be representative of the underlying level of customers applying for a change of retailer.

Introduction of Full Retail Contestability for Small Customers—New South Wales

Full retail contestability for small electricity and natural gas customers was introduced in New South Wales on January 1, 2002. Eleven months after the introduction of full retail contestability in the New South Wales gas and electricity markets, statistics collated by the Ministry of Energy and Utilities have revealed that almost 230,000 small customers have entered into negotiated contracts with either their existing or standard retailer or with a different retailer. This figure represents a continuation of a steady upwards trend since the beginning of the year. As at November 30, 2002 a total of 63,206 electricity customers have chosen to actually change retailer. This equates to an annualized churn rate of less than 3%. Information is not currently available from the Gas Market Company which is responsible for managing the gas market, regarding the number of natural gas customers that have elected to change retailer. We do not participate in the energy mass market in New South Wales in any significant manner, and the levels of churn do not have a material impact on our business.

Introduction of Full Retail Contestability for Small Customers – South Australia

Full retail contestability for small electricity customers in South Australia is scheduled to be introduced on January 1, 2002. We have indicated our intention of competing in this market. In November 2001 the incumbent electricity retailer, AGL Ltd, was granted an average 23.7% increase in reference tariffs for electricity customers below 160 MWh annual consumption. This increase will provide the pricing “headroom” required to enable competitive retailers to encourage customers to churn through discount offers. However overall churn rates are expected to be constrained, at least in the initial 6 months, due to systems constraints on transfer numbers.

We are currently the incumbent retailer of natural gas in South Australia and the market is theoretically contestable at present. However the Government of South Australia has not to date implemented market rules to allow retailers to compete in this market. The earliest likely implementation of full retail contestability is estimated to be towards the end of calendar year 2003.

Application for Tariff Increases for Residential and Small Commercial Customers in Victoria

On December 3, 2002, we applied for an increase in tariffs for natural gas and electricity in our Victorian retail business averaging 3.1% per annum. Granting of the tariff increase was subject to review by the Victorian Government. We received notification of the tariff increases on December 23, 2002. The review resulted in no tariff increases being granted to our gas or electricity customers in the electricity franchise area we purchased from Powercor in June 2001 and a 4% decrease in average tariffs in the area covered by the CitiPower business we acquired in July 2002. Overall we believe this will result in a decrease in the total revenues of our Retail segment of less than 0.5% per annum. These new tariffs will apply from February 2003.

New Australian Accounting Standards

Australian Accounting Standards Board (“AASB”) 1044—“Provisions, Contingent Liabilities and Contingent Assets” will apply to annual and half-year reporting periods beginning on or after 1 July 2002. It is intended to harmonize with International Accounting Standards (“IAS”) 37—“Provisions, Contingent Liabilities and Contingent Assets.” The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

AASB 1028—“Employee Benefits (formerly Accounting for Employee Entitlements)” has been revised and reissued. The new standard will apply to annual reporting periods beginning on or after July 1, 2002. The new standard is intended to harmonize with IAS 19 Employee Benefits.

AASB 1020—“Income Tax” has been revised and reissued. The new standard will applied to half-years ending on or after June 30, 2005 and financial years ending on or after December 31, 2005. The revised standard focuses on the tax effects of transactions and other events that affect amounts recognized in the statement of financial position or tax-based balance sheet. The superseded standard focused on the tax effects of transactions and other events that affect amounts recognized in an entity’s net profit or loss as reported in the statement of financial performance or included in the entity’s tax return. IAS 12—“Income Taxes” will be adopted once the IASB issues an amended standard under the IASB’s convergence program.

The Financial Reporting Council has announced that Australia will adopt international accounting standards. Entities subject to the Corporations Act 2001 are expected to be required to comply with IASB standards for reporting periods beginning on or after January 1, 2005.

We are currently evaluating the potential impact of applying the new AASB standards on our financial position and results of operations. We are yet to evaluate the impact of adopting the International Accounting Standards.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As of the date of this Annual Report the following people comprise our board of directors and senior management:

Name	Age	Position
Directors
Mr. H. Kevin McCann(1)	61	Chairman
Mr. Grant A. King	48	Managing Director (principal executive officer)
Mr. Trevor Bourne(2)	56	Non-executive Director
Mr. Colin B. Carter(2)	59	Non-executive Director
Dr. J. Roland Williams(1)	63	Non-executive Director
Mr. Bruce G. Beeren	53	Executive Director, Commercial (principal financial officer)

Senior Management
Mr. Frank Calabria	34	Chief Financial Officer
Ms. Karen Moses	44	Executive General Manager, Wholesale and Trading
Mr. John Hayward	48	General Manager, Human Resources, Health, Safety and Environment
Mr. William Hundy	44	Company Secretary
Mr. Robbert Willink	50	General Manager, Exploration
Mr. John Piper	56	Executive General Manager, Oil and Gas Production
Mr. Anthony Wood	52	General Manager, Public and Government Affairs
Mr. Andrew Stock	50	Executive General Manager, Generation
Mr. Robert Tardif	51	General Manager, Asset Management
Mr. Peter Vines	52	Executive General Manager, Retail

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee

Directors

Mr H Kevin McCann
Chairman
Mr McCann joined our board of directors and was appointed Chairman in February 2000. Mr McCann is Chairman of the law firm, Allens Arthur Robinson and practices as a commercial lawyer, specializing in mergers and acquisitions, mineral and resource law, and capital market transactions. He is Chairman of Healthscope, Macquarie Communications Infrastructure Group, Triako Resources and Sydney Harbour Federation Trust, and a Director of Macquarie Bank and BHP Steel and other public and private companies. He is also a member of the Australian Takeovers Panel. Mr McCann has an Arts degree, a Law degree (Honours) and a Masters in Law and is a Fellow of the Institute of Company Directors in Australia.

Mr Grant A King
Managing Director
Mr King was appointed our Managing Director at the time of the Demerger in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, Mr King was General Manager AGL Gas Companies. He is Chairman of Oil Company of Australia, a Director of Envestra Limited, a Councilor of the Australian Petroleum Production and Exploration Association and a past Chairman of the Australian Gas Association. He has a Civil Engineering degree and a Masters of Management.

Mr Trevor Bourne
Non-executive Director
Mr Bourne joined our board of directors in February 2000. He is Chief Executive Officer of Tenix Industries, Australia’s largest defense and high technology contractor. Previously Managing Director of Brambles Australia, Mr Bourne also held a number of Directorships in various Brambles subsidiaries and joint ventures. Mr Bourne has a Mechanical Engineering degree (with Merit) and a Masters of Business Administration.

Mr Colin B Carter
Non-executive Director
Mr Carter joined our board of directors in February 2000. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to that firm and is leading a global research project into corporate governance. Mr Carter is also a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games, and several not-for-profit organizations. He is a Director of Wesfarmers Ltd. He has a Commerce degree and a Masters of Business Administration.

Dr J Roland Williams CBE
Non-executive Director
Dr Williams joined our Board of directors in February 2000. He retired in June 1999 as Chairman and Chief Executive of Shell Australia. He is Chairman of Australian Magnesium Corporation, a Director of Boral Limited, United Group and a Council member of the Australian Strategic Policy Institute. Dr Williams holds a Chemical Engineering degree and a Doctorate of Philosophy.

Mr Bruce G. Beeren
Executive Director
Commercial
Mr Beeren joined us in March 2000. He is the executive officer primarily responsible for our finance, procurement and IT functions, investor relations, planning and development. He was formerly Chief Executive Officer of VENCorp and held senior management positions at AGL, including Chief Financial Officer and General Manager, Pipelines. He has a Science degree, Bachelor of Commerce and Masters of Business Administration from University of New South Wales. Mr Beeren is a Fellow of CPA Australia, and the Institute of Company Directors in Australia and a Director of Envestra Limited.

Senior Management
Frank Calabria
Chief Financial Officer
Mr Calabria is responsible for our finance functions reporting to Bruce Beeren. He joined us in November 2001 and previously held senior finance positions with Pioneer International Limited, Hanson plc and Hutchison Telecommunications. He has a Bachelor of Economics degree, and is an Associate of the Institute of Chartered Accountants of Australia and Securities Institute of Australia.

Karen Moses
Executive General Manager
Wholesale and Trading
Ms Moses joined us in December 1994. She is responsible for the wholesale supply of natural gas, electricity and LPG for sale by our retail businesses, energy sales to wholesale customers, the management of risks associated with commodities bought and sold by us and assessment of our long-term strategic risk. She is also responsible for LPG operations in Australia, New Zealand and the Pacific region. She previously held development and trading roles in the Exxon Group (1983-94). She has an Economics degree and Diploma of Education, University of Sydney.

John Hayward
General Manager
Human Resources, Health, Safety and Environment
Mr Hayward is responsible for our human resources department and our health, safety and environment management systems. He was formerly our Commercial Analyst (1989-90) and Commercial Manager (1990-94)

with Sagasco. Before that he worked in the Reservoir Engineering and Planning Departments of Petro Canada (1984-88). He has a Chemical Engineering degree (Honours), University of Waterloo (Canada).

William Hundy
Company Secretary
Mr Hundy is responsible for our company secretarial, legal and insurance functions. He joined us in July 2001 and was previously Company Secretary of Email Limited and Placer Pacific Limited. He has a Law and Economics degree, University of New South Wales and is a Fellow of the Chartered Institute of Secretaries and the Australian Institute of Company Directors.

Robbert Willink
General Manager
Exploration
Dr. Willink has been responsible for greenfields exploration since 1995. Previously he was Exploration Manager at Sagasco Resources (1988-95). He was a former Petroleum Geologist with Shell in Australia, Oman and Turkey and Senior Lecturer in Petroleum Geology at University of Adelaide (1997). Dr. Willink has a Bachelor of Science degree (Honours), University of Tasmania and a Doctorate in Philosophy (Geology), Australian National University.

John Piper
Executive General Manager
Oil and Gas Production
Mr Piper is responsible for oil and gas production activities and exploration in areas where we have established production. He was previously the Managing Director of Oil Company of Australia, General Manager of Brisbane Gas Company (1981-83) and General Manager and Director of Gas Corporation of Queensland. Mr Piper is a fellow of the Australian Institute of Company Directors and Australian Institute of Petroleum and holds a Bachelor of Commerce degree, University of Queensland.

Anthony Wood
General Manager
Public and Government Affairs
Mr Wood has been responsible for our corporate relationship with governments, the media and the community since June 2001. He was previously General Manager, Retail. Prior to that, he held several positions with the ICI group (1976-94) including General Manager of dangerous goods transport company and Incitec subsidiary, Chemtrans. He has a Masters degree in Science (Physical Chemistry), University of Queensland and a Post-Graduate diploma in Business Administration, Queensland Institute of Technology.

Andrew Stock
Executive General Manager
Generation
Mr Stock is responsible for developing and operating our generation business including power generation and cogeneration, managing our Clean Energy Advantage product range, and contracting gas and transportation services including development of the SEA Gas pipeline project. He previously held senior commercial and operations management roles in industrial energy marketing, oil and gas developments, and petrochemical industries. Mr Stock is President of the Australian Business Council for Sustainable Energy and a Fellow of Institution of Engineers, Australia. He has a Chemical Engineering degree (Honours), University of Adelaide.

Robert Tardif
General Manager
Asset Management
Mr Tardif has been responsible for our infrastructure management services since 1997. He was previously General Manager, Adelaide Region (1995-97), Group Manager Distribution, Sagasco (1987-95). He held various engineering and operational positions at Mobil Oil from 1975 to 1987. Mr Tardif has a Chemical Engineering degree, University of Adelaide.

Peter Vines
Executive General Manager
Retail
Mr Vines is responsible for natural gas and electricity retailing nationally including marketing, sales and customer service. He joined us in June 2001. He was previously Executive Director, Powercor Australia and former Vice-President, International Development, with Pacific Corp. Inc., in the United States. He led Pacific Corp’s original acquisition of Powercor and its acquisition of an interest in Hazelwood Power in Australia. He is a Civil Engineer, holds a Commerce degree and has Masters of Business Administration from Deakin University.

There are no understandings or arrangements between any Director or member of senior management and any other person pursuant to which he or she was selected as a director or member of senior management.

B.    Compensation

In 2001-2002, the aggregate amount of remuneration paid and accrued to our directors and executive officers named in Item 6A above was A$6,518,108. In 2001-2002, the amount set aside or accrued was A$101,319 to provide pension and retirement benefits for those directors and executive officers.

As disclosed in the our public reports in Australia, the remuneration and benefits paid to our directors and five highest paid executive officers listed in Item 6A, on an individual basis for 2001-2002, is set forth in the following table. Australian law does not require us to file or publicly disclose management contracts and/or compensatory plans in respect of such directors and officers, and we do not file or otherwise make public such documents.

Directors and Executive Officers

	Fixed Remuneration A$	Variable Remuneration A$	Non-cash benefits A$	Retirement contributions A$	Total A$	Options Issued A$		Value of Options Issued A$
Non Executive Directors
Mr H K McCann	157,500	–	–	50,808	208,308	–		–
Mr T Bourne	70,000	–	–	22,528	92,528	–		–
Mr C B Carter	65,000	–	–	20,958	85,958	–		–
Dr J R Williams	75,000	–	–	24,550	99,550	–		–
Executive Directors
Mr G A King	779,132	368,000	25,870	25,000	1,198,002	750,000	(1)(3)	516,000
Mr B G Beeren	420,675	144,000	10,512	–	575,187	250,000	(1)(3)	172,000
Executive Officers (excluding Directors)
Ms K A Moses	384,814	165,000	21,985	34,239	606,038	240,000	(2)(3)	165,120
Mr J M Piper	291,329	110,000	28,113	53,940	483,382	180,000	(2)(3)	123,840
Mr A M Stock	318,166	108,000	–	54,500	480,666	190,000	(2)(3)	130,720
Mr A R Wood	313,347	90,000	38,993	34,167	476,507	100,000	(2)(3)	68,800
Mr P J Vines	332,083	103,000	25,000	–	460,083	210,000	(2)(3)	163,290

(1)	We issued options to Executive Directors in December 2001 following approval from shareholders at the 2001 Annual General Meeting.
(2)
We issued options to executive officers (excluding directors) in December 2001 under the terms of the shareholder-approved Senior Executive Option Plan in recognition of performance in the year to June 30, 2001, except in the case of P J Vines, to whom options were issued following the start of his employment with us. The options entitle the holder to purchase one of our Ordinary Shares . The purchase price of the options was nil and they have an exercise price equal to the prevailing market price at the time of issue. The ability to exercise the options is conditional on our achieving certain performance hurdles described below.

(3)
Using Black-Scholes methodology to value options issued, the estimated value of the options would be $0.688 per option for options issued in December 2001 and $0.859 per option for options issued in July 2001.

At our Annual General Meeting held in 1988, our shareholders approved the Executive Share Plan (the “Plan”). Under the Plan, a trust was established to purchase from the market and hold Ordinary Shares with funds granted by us. At the Annual General Meeting held on November 15, 1993, our shareholders approved amendments to the Plan. At the Annual General Meeting held on November 14, 1994, our shareholders approved further amendments to the Plan to enable the Plan to be extended to a larger group of executives following a review of our employment policies and the adoption of a more incentive based approach to remuneration of senior executives. As of June 30, 2001, an aggregate of 697,037 Ordinary Shares were allocated in the Plan to certain executives based on performance. From June 30, 2001, to June 30, 2002 329,265 Ordinary Shares were allocated to 202 holders, and since June 30, 2002 a further 224,471 shares have been allocated to 187 holders. Prior to June 2001, executives were not entitled to receive the Ordinary Shares allocated to their account in the Plan unless and until they retired from working for us in accordance with the Plan or unless the shares have been allocated to the executive not less than five years prior to the date upon which the executive ceased employment. Under further amendments approved at the Annual General Meeting held on November 9, 1998, in respect of shares allocated to an executive (other than an executive who is resident in the United States of America), which were acquired with the monies paid to the trust after July 1, 1999 together with any other shares held in the executive’s account, the entitlement to which arose as a consequence of the holding by the trustee of those shares, all such shares shall be transferred to the executive three years after the date on which the shares were allocated to the executive. Following rule changes in 2001, we made allocations of shares after June 2001 directly to the executive. Under further rule changes in November 2002 executives who are made redundant may receive their entire holding immediately upon ceasing employment with us.

At the Annual General Meeting held on November 8, 1999, our shareholders approved amendments to our Memorandum and Articles of Association. Such amendments included, among other things, the introduction of a plan to enable non-executive Directors to receive part of their remuneration in the form of our Ordinary Shares. The Plan operates on a “fee sacrifice” basis, and participation in the plan is not compulsory. Non-executive directors may elect to acquire Ordinary Shares instead of receiving some of their annual directors’ fees in cash, and accordingly the amount we pay to the Plan is deducted from the fees which would otherwise be payable to the directors. Under the Plan, existing Ordinary Shares may be purchased by the trustee of the plan on the ASX during the ordinary course of trading at the market prices prevailing at the time of purchase. The Ordinary Shares are not acquired at a discount to market price. The contributions made to the plan fund the purchase of the Ordinary Shares, including all duty and brokerage payable on purchase. The plan does not involve any increase in the amount of fees payable to directors. The amount of directors’ fees to be contributed to the plan each year is determined by each director from time to time.

At our Annual General Meeting held on November 13, 1995, our shareholders approved the Senior Executive Option Plan (the “Option Plan”). Under the Option Plan, the directors may offer options to purchase Ordinary Shares to selected senior executives, including executive directors. Options issued under the Option Plan may, with some qualifications, be exercised subject to their attainment of the specified conditions applicable to them at any time after the third anniversary of the grant of the options and prior to the fifth anniversary of the grant of the options.

Each option issued under the Option Plan is the right to subscribe for one Ordinary Share. The options will not to be listed on the Australian Stock Exchange and are not transferable without approval by our board of directors. The exercise of these options by senior executives is subject to various conditions, including the requirement that the options may only be exercised once an exercise hurdle has been met. The exercise hurdle for issuances prior to January 1999 was calculated based on the last sale price of the Ordinary Shares traded on the Australian Stock Exchange, which must be 20% above the exercise price of the options, for any 20 consecutive trading days at any time after the date of grant of the options. For offers under the Option Plan made after January 1999, the directors have determined exercise hurdles that are based on our total shareholder return compared with the total shareholder return of a group of comparable companies. These hurdles are explained in more detail in the footnotes to the table below.

The following table sets forth all options outstanding under the Option Plan as of September 10, 2002.

Senior Executive Option Plan	Other (1)	First Exercise Date	Expiry Date	Exercise Price per Share A$	Hurdle Price per Share A$
195,000	965,000	December 11, 2000	December 11, 2002	2.92	3.51 (2)
	70,000	December 11, 2000	December 11, 2002	5.02	6.02 (2)
	30,000	March 2, 2001	March 2, 2003	2.92	3.51 (2)
195,000	355,000	December 4, 2001	December 4, 2003	1.66	2.00 (2)
	50,000	December 4, 2001	December 4, 2003	1.50	1.80 (2)
	60,000	January 19, 2002	January 19, 2004	1.66	2.00 (2)
	1,250,000	February 1, 2002	February 1, 2004	2.24	(3)
259,850	1,406,050	December 6, 2002	December 6, 2004	1.76	(3)
	139,400	December 6, 2002	December 6, 2004	1.78	(3)
1,830,000	–	March 1, 2003	March 1, 2005	1.27	(3)
400,000	–	March 1, 2003	March 1, 2005	1.27	(3)
495,000	–	August 31, 2004	August 31, 2006	2.74	(4)
3,495,000	–	December 16, 2004	December 16, 2006	3.20	(4)
30,000	–	January 14, 2005	January 14, 2007	3.20	(4)

(1)	Options issued prior to the Demerger held by non-employees pursuant to the terms of the Demerger.
(2)
Options issued prior to the Demerger. The exercise hurdle requires that our Ordinary Share price reaches the hurdle price for at least 20 consecutive trading days at any time after the date of grant of the options.

(3)
The performance hurdle for these options is based on improvement in the Total Shareholder Return index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing our total shareholder return with the Total Shareholder Return index of a predetermined reference group of companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon our performance compared to the reference group of companies. The percentage of options that may be exercised is 25% if the total shareholder return reaches the 25th percentile of our reference group of companies, 50% if it reaches the 50th percentile and 100% if it reaches the 75th percentile.

(4)
The performance hurdle for these options is based on improvement in the Total Shareholder Return index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing our total shareholder return with the Total Shareholder Return index of a predetermined reference group of companies. The percentage of options that may be exercised is calculated on a sliding scale dependent on our performance against the reference group of companies. If during the exercise period our total shareholder return reaches the 50th percentile of the reference group, 50% of the options become exercisable. If our total shareholder return reaches the 75th percentile of the reference group, 100% of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via our website.

Options granted during the year were ascribed no value, as the intrinsic value was nil and the options are not marketable or transferable with exercise hurdles based on our performance.

Except as stated above, we have not granted or created any other options, warrants or similar rights outstanding to purchase our Ordinary Shares.

C.	Board Practices

Our business is managed by a board of directors comprised of not less than five directors. The maximum size of the board is determined by the directors but cannot be more than twelve. At present there are six directors in office, consisting of four non-executive directors and two executive directors.

The following table sets forth the commencement and expiration of each director’s term of office. The aggregate termination benefit payable to our directors as at June 30, 2002 was A$2,385,335.

Director	Date of Commencement as a Director	Expiration of Current Term (1)
Mr. H. Kevin McCann	February 18, 2000	November 2004
Mr. Grant A. King	February 18, 2000	Not Applicable
Mr. Trevor Bourne	February 18, 2000	November 2006
Mr. Colin B. Carter	February 18, 2000	November 2006
Dr. J. Roland Williams	October 19, 1999	November 2004
Mr. Bruce Beeren	March 3, 2000	November 2003

(1)
Term expires on the date of the Annual General Meeting of shareholders held that year. The precise dates of the meetings have not yet been determined, but must be before the end of November in that year.

Audit Committee

The Audit Committee consists of two non-executive Board members:

Chairman: Dr R Williams—appointed February 2000.
Member: Mr H K McCann—appointed February 2000.

The Chairman of the Audit Committee may not be Chairman of the board of directors. Both internal and external auditors attend the committee meetings together with the Managing Director and Executive Director, Commercial. The Audit Committee meets a minimum of four times a year. An agenda for each meeting is prepared with comprehensive papers circulated to the committee members before each meeting.

The Audit Committee operates under a charter that has been approved by our board of directors. The charter addresses functions and processes of the Audit Committee and the key responsibilities, accountabilities and entitlements of the committee, including the following:

•	reviewing the management of financial reporting and all financial information distributed externally;
•	reviewing the management of financial risk;
•	reviewing compliance with corporate policies, controls and delegated authorities and laws and regulations;
•	approving an effective and efficient audit program;
•	considering the independence of the auditor and the level of non-audit services provided by the audit firm; and
•	approving the internal audit program.

Our board of directors must review the adequacy of the charter each year. Prior to announcement of our results the Audit Committee reviews our half yearly and annual reports, and makes recommendations to the board of directors on the adoption of financial statements and reports. The Audit Committee gives the board of directors additional assurance regarding the quality and reliability of financial information for use by the board of directors or inclusion in its financial reports.

The Audit Committee makes recommendations to the board of directors on external auditor appointments and fees. The Audit Committee also reviews the performance of the internal audit function, which is currently outsourced to Pricewaterhouse Coopers, and makes appropriate recommendations to the board of directors on appointments and fees.

The internal auditor and the external auditor have direct access to the Chairman of the Audit Committee and, if necessary, the Chairman of the board of directors. The Audit Committee meets with the external auditor and internal auditors without management present at each scheduled committee meeting.

Remuneration Committee

Two independent non-executive directors make up the Remuneration Committee:

Chairman: Mr T Bourne—appointed February 2000.
Member: Mr C B Carter—appointed February 2000.

The aims of the Remuneration Committee are to ensure that our remuneration polices are consistent with market practice and that we are able to attract, develop and retain our employees. As required by the Remuneration Committee, the Managing Director is invited to attend meetings to discuss senior executives’ performance and remuneration.

The remuneration of the Managing Director and senior executives is reviewed annually by the Remuneration Committee, which considers both our performance and the individual’s performance and recommendations are made to the board of directors.

The Remuneration Committee oversees and monitors our policies on remuneration including:
•	general remuneration practices;
•	performance management;
•	share plans and incentive schemes;
•	superannuation and retirement; and
•	recruitment and termination.

D.    Employees

As of June 30, 2002, we had approximately 2,721 employees compared to 2,200 employees and 2,085 employees at June 30, 2001 and 2000, respectively. A significant number of our employees are members of trade unions. This is consistent with the structure of the labor market in Australia.

Wages in Australia have historically been determined by a centralized wage fixing system. Centralized wage determination has been a feature of the Australian labor market since early in the century, underpinned by the existence of federal and state conciliation and arbitration tribunals and legal minimum wage rates, which the tribunals determined for each occupation.

As Australian labor markets have begun a process of deregulation in recent years, the rigidity of the formerly universal system which was administered by industrial tribunals has been progressively replaced by a procedure of direct bargaining between employers and employees with trade unions playing a reduced role. The transition from the former system to the new system is not complete, and the two systems currently operate in tandem with some work sites and industries more readily making the change than others. The move towards deregulation of labor markets, however, is well established and gathering impetus. Some of our operations have workplace agreements in place while others continue to operate under the centralized system. Over time, we anticipate that the process of direct negotiation will become more widespread.

While we experience labor disputes from time to time, in general we believe our relations with our employees are satisfactory.

E.    Share Ownership

As at November 18, 2002, all senior executive officers and directors listed in Item 6A as a group (16 persons) beneficially owned Ordinary Shares constituting less than 1% of our Ordinary Shares then outstanding, and no individual beneficially owns more than 1% of our Ordinary Shares.

Employee Share Plan

Our Employee Share Plan (“ESP”) was approved by our board of directors in May 2001. Under our ESP, up to $1,000 worth of fully paid Ordinary Shares are offered to all qualifying employees based in Australia and overseas in each year in which the ESP is in effect. All of our full-time and permanent part-time employees with at least one year of service qualify for participation in the ESP. Ordinary Shares of Origin Energy Limited issued under the ESP are issued as restricted shares which cannot be sold for three years from the date of issue. The shares are issued in the name of the qualifying employee and are not subject to forfeiture. The shares are awarded under the terms of the ESP in recognition of the contribution employees make to our overall success based on performance hurdles that are established each year. Our ESP has been established as a qualifying plan under the Australian Income Tax Act. In recognition of our performance in 1999-2000, following the Demerger from Boral, A$1,000 worth of shares was offered to every qualifying full-time employee at the time of the Demerger. We offered qualifying permanent part-time employees who were employed by us at the time of the Demerger an amount pro-rated to their hours of work relative to full time employment.

As a result of this offer, 506,872 Ordinary Shares were issued to 1,502 Australian resident employees under the ESP for no consideration on October 1, 2001. The market value of the shares at the date of issue was A$1,490,200 or A$2.94 per share. In 2001-2002 we established separate share plans that mirror the ESP but adapt for local laws to enable qualifying employees who are not resident in Australia to participate. As a result of these plans we issued an additional 75,400 Ordinary Shares to 115 employees on May 17, 2002 with a market value of A$259,017 or A$3.44 per share and issued 46,873 Ordinary Shares to 75 employees on June 28 2002 with a market value of A$157,962 or A$3.37 per share.

In early December 2002 we issued a further 427,757 Ordinary Shares under these plans to employees for no consideration in recognition of performance for the 2001-2002 financial year. The market value at the date of issue was A$1,612,644 or A$3.77 per share.

Item 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major	Stockholders

As at November 29, 2002, there were 651,706,360 Ordinary Shares held by 105,896 record holders. 274 of such holders were US record holders, holding 0.22% of our outstanding Ordinary Shares. Detailed analysis of our shareholder register to determine the ownership of shares behind registered nominee companies revealed that as at November 29, 2002 an additional 47 investment institutions domiciled in the United States held a further 3.8% of our outstanding Ordinary Shares.

As of November 29, 2002 the only individual shareholder to hold more than 5% of our voting securities was Barclays Global Investors (Group) holding 32,742,485 Ordinary Shares representing 5.02% of our voting securities. At the beginning of November 2002 Barclays Global Investor (Group) held only 29,365,167 of our Ordinary Shares and had not previously held more than 5% of our voting securities. In addition, by notice dated December 12, 2002 AMP Limited disclosed a substantial shareholding representing 5.09% of our voting securities.

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation or by any foreign government or by any other natural or legal person(s). We are not aware of any arrangement, the operation of which may, at a subsequent date, result in a change in control of us.

B.    Related Party Transactions

Except as is set forth in Note 34 to our Consolidated Financial Statements, which forms a part of and is incorporated by reference to this Annual Report, from July 1, 2001 through the date of this Annual Report there have been no material transactions or loans between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, (b) our associates, (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel including directors and senior management members of such individuals’ families, and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

C.    Interest of Experts and Counsel

Not Applicable

Item 8.    FINANCIAL INFORMATION

A.    Financial Statements and Other Financial Information

Our Consolidated Financial Statements are included in pages F-1 – F-61 of this Annual Report.

Other Financial Information

Export Sales

Export sales do not constitute a significant portion of our total sales volume.

Legal Proceedings

We have been joined in the class action brought against Esso Australia Pty Limited by various claimants as a result of the interruption to natural gas supplies that resulted from the explosion at Esso’s Longford gas processing plant in Melbourne, Victoria in September 1998. Esso issued cross claim proceedings against us and other retailers, distributors and the state instrumentalities involved in the gas distribution and retail chain. Any judgments against us and any damages we may be required to pay in connection with these claims could, but are not expected to, have a material adverse affect on our business, financial condition and results of operations. We have not made any provisions in our Consolidated Financial Statements for any judgments against us in this matter.

Certain entities within the consolidated entity are subject to various lawsuits and claims related to environmental claims, native title claims and claims in relation to exploration tenements. We do not expect liabilities arising from such lawsuits and claims to have a material adverse effect on our results of operations.

We and/or our subsidiaries have given warranties and indemnities in relation to environmental liabilities potentially arising in respect of certain properties as part of the terms and conditions of divestments. We do not expect that liabilities arising from any such warranties and indemnities to have a material adverse effect on our results of operations or financial condition.

We are not aware of any other material legal proceedings to which we are a party or to which any of our property is subject.

Dividends

In order to provide shareholders with tax effective distributions for 2000-2001 and 2001-2002, we adopted a policy whereby, in general, we would pay dividends when such dividends can be fully franked. Because we are not generating franking credits in our own right, the payment of a franked dividend was dependent on receiving franking credits associated with our tax paying subsidiaries. It was our intention to provide an alternate mechanism of distributions to shareholders such as a share buy back scheme when franking credits were not available. One such share buy back scheme operated in lieu of an interim dividend in early 2001, following which we paid a fully franked final dividend of A$0.04 per share.

For 2001-2002, we paid a fully franked interim dividend of A$0.02 per share and a fully franked final dividend of A$0.03 per share.

At our Annual General Meeting on October 17, 2002 our board of directors announced a change in our dividend policy. We are now targeting a payout ratio of approximately 40% of earnings per share as dividends regardless of the level of franking credits.

B.    Significant Changes

Since June 30, 2002, there has not been any matter of circumstance, other than that referred to elsewhere in this Annual Report, our Consolidated Financial Statements or Notes thereto, that has arisen that has significantly affected or may significantly affect our operations, results of operations or the state of our affairs in future years.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

The following table sets forth, for the periods indicated, the high and low per share sale prices for our (i) Ordinary Shares based upon information provided by the Australian Stock Exchange automated trading system and (ii) ADSs on Nasdaq prior to the Demerger and on the over-the-counter market following our delisting from Nasdaq but prior to the termination of our ADR program.

	Price Per Ordinary Share		Price per ADS (1)
Year Ended	High A$	Low A$	High US$	Low US$
June 30, 1998	4.48	2.71	26.37	13.75
June 30, 1999	3.21	2.21	14.93	11.50
June 30, 2000	2.84	1.04	14.87	2.87
June 30, 2001	3.27	1.55	6.67	2.25
June 30, 2002	3.48	2.73	6.84	5.67

Quarterly information for year ended June 30, 2001
First Quarter	2.15	1.55	4.79	3.75
Second Quarter	2.28	1.85	4.75	3.91
Third Quarter	2.38	1.99	4.91	4.09
Fourth Quarter	3.27	2.13	6.67	2.25

Quarterly information for year ended June 30, 2002
First Quarter	3.23	2.79	6.84	5.67
Second Quarter	3.28	2.75	6.66	5.97
Third Quarter	3.21	2.73	–	–
Fourth Quarter	3.48	3.03	–	–

Monthly information over the last six months
June 30, 2002	3.48	3.21	–	–
July 31, 2002	3.41	3.07	–	–
August 31, 2002	3.81	3.20	–	–
September 30, 2002	3.88	3.47	–	–
October 31, 2002	3.77	3.36	–	–
November 30, 2002	3.84	3.58	–	–

(1)
Our ADR program was terminated on December 15, 2000. See Item 4.A “History and Development of Origin Energy – Termination of American Depositary Receipts Program.” ADSs could be surrendered and converted to Ordinary Shares until December 15, 2001, after which date all outstanding ADSs were converted to Ordinary Shares and sold with proceeds from the sale, less costs, remitted to the ADR holder. As a result, there is no price quoted for ADSs after the second quarter 2001-2002.

During 2001-2002 and immediately following it, we implemented a number of capital management processes that potentially impacted the trading environment for our Ordinary Shares, including a capital raising, a share purchase plan and an “unmarketable parcels” program. These are discussed below.

Capital Raising

On July 13, 2001, we raised net proceeds of approximately A$123 million after deducting costs and expenses in a private placement of 44.2 million Ordinary Shares to domestic and certain international institutional investors outside the United States at a price of A$2.83 per share. This price represented a 2.2% discount to the volume-weighted price over the month of July.

Share Purchase Plan

On August 20, 2001, our directors announced that all shareholders resident in Australia and New Zealand would have the opportunity to participate in a share purchase plan. The share purchase plan permitted each eligible shareholder to purchase up to 1,000 of our Ordinary Shares at a price of A$2.79 per share, the same price offered to institutional investors in the private placement on July 13, 2001 less the A$0.04 per share final dividend which did not apply to those Ordinary Shares. We issued a total of 26.5 million Ordinary Shares under the Share Purchase Plan raising net proceeds of A$73.6 million after deducting costs and expenses.

Share Sale Facilities

During April 2002 we offered a share sale facility to our shareholders holding “unmarketable parcels” of 170 Ordinary Shares or less to enable them to sell their entire holdings free of brokerage charges. A total of 695 holders took advantage of this offer and sold a total of 54,688 Ordinary Shares. We also offered to our shareholders with up to 10,000 Ordinary Shares a share sale facility to enable them to sell up to 5% of their holdings free of brokerage charges. 222 holders took advantage of this offer and sold a total of 26,476 Ordinary Shares.

We are currently considering offering our shareholders with less than 2,000 Ordinary Shares and who are located outside of Australia, New Zealand and other countries in the Pacific region where we operate or have employees, a share sale facility to enable them to sell their entire holdings free of brokerage charges. We estimate that no more than 0.57% of our outstanding Ordinary Shares will be eligible to be sold through this share facility. We are contemplating opening this share sale facility during the first half of 2003.

B.    Plan of Distribution

Not Applicable

C.    Markets

Our Ordinary Shares are listed on the Australian Stock Exchange under the symbol “ORG”. The Australian Stock Exchange is a nationally operated stock exchange with an automated trading system. Prior to the Demerger, which was effective on January 1, 2000, the ADSs of Old Boral were quoted on the Nasdaq National Market and each ADS represented eight fully paid Ordinary Shares. Immediately following the Demerger, our ADSs were quoted on the Nasdaq National Market and each ADS represented four fully paid Ordinary Shares. For a discussion of the Demerger, see Item 4.A “History and Development of Origin Energy.” Effective February 17, 2000, we delisted our ADSs from the Nasdaq National Market and the ADSs were thereafter traded on the over-the-counter market and each ADS continued to represent four fully paid Ordinary Shares. On December 15, 2000, we terminated our ADR program. See Item 4A “History and Development of Origin Energy – Termination of the American Depositary Receipts Program.”

D.    Selling Stockholders

Not Applicable.

E.    Dilution

Not Applicable.

F.    Expenses of the Issue

Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not Applicable

B.    Our Constitution

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on March 4, 1946 and our Australian company number is 000 051 696. Subject to the Australian Stock Exchange Listing Rules and the Corporations Act of Australia, the rights that attach to our shares are detailed in our constitution. Our constitution was adopted in 1946 and was amended progessively with the last amendment made on April 11, 2001. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is attached to this Annual Report as Exhibit 1.1.

Directors

Interested Directors

Under the Corporation Act a director may not vote and may not be present during the consideration in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest. Either or both of these prohibitions may be relaxed or suspended to any extent by resolution of the directors who do not have a material personal interest or by Australia Securities and Investments Commission. Directors are not procluded from voting in respect of their remuneration as a director.

The Corporations Act, requires disclosure of such interest to stockholders and requires stockholders’ approval of financial benefits to related parties unless exempted under the Corporations Act.

Directors’ Compensation

Our directors are paid remuneration for their services as directors, which is determined as an aggregate amount in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The aggregate fixed sum remuneration for directors may not be increased except at a general meeting of stockholders and the particulars of the proposed increase are required to have been provided to stockholders in the notice convening the meeting.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, may be paid extra remuneration which is determined by the board of directors.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors. The board of directors may exercise all of the powers of the company to borrow or raise money, to charge all or any part of the present and future undertaking of the company, including its uncalled capital and to issue debentures or give any security for any debt, liability or obligation of the company or of another person.

Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Share Qualifications

In order to qualify as a director, such person must hold of at least 2000 of our shares.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred qualified or other rights or restrictions, whether in relation to dividends, return of share capital, participation in surplus assets or profits or paid in other currencies as the board of directors may deem fit. All unissued shares are under the control of the board of directors which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

The board may from time to time determine to pay dividends to stockholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides for the right of stockholders to participate in a surplus in the event of our liquidation. If upon a winding up the assets available for distribution among our stockholders are insufficient to repay the whole of the paid up capital, the assets are to be distributed so that, as nearly as possible, the losses are borne by stockholders in proportion to the paid up capital. If the assets available are more than sufficient to repay the whole of paid up capital, the excess is to be distributed among stockholders in proportion to the paid up capital. This provision does not affect the rights of holders of shares issued upon special terms and conditions.

Redemption Provisions

There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sale of Unmarketable Parcels

Directors may give notice to the stockholders who hold less than a marketable parcel of shares that they will sell their shares unless the stockholder gives notice to the company that they do not wish their shares to be sold. The proceeds of any shares sold by the directors are to be paid to the stockholder in accordance with their directions.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to ordinary shares.

Liability for Further Capital Calls

According to our constitution, the board may make any calls from time to time upon stockholders in respect of all monies unpaid on shares, subject to the terms upon which any of the shares have been issued. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares, may, subject to the Australian Stock Exchange Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. Our constitution also provides that the rights conferred upon holders of shares of any class issued with preferred or other rights are, unless otherwise expressly provided by the terms of issue of the shares of that class, deemed not to be varied by the creation or issue of further shares ranking equally with the first mentioned shares. These conditions are not more significant than required by the Corporations Act .

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors. Except as permitted under the Corporations Act, stockholders may not convene a meeting. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

According to our constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a visual recording, picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object. Any person who does not comply with reasonable directions of the chairman may be refused entry or may be required to leave the meeting. Any person who is not a director or one of our auditors, one of our stockholders or a proxy, attorney or representative of one of our stockholders does not have a right to attend our general meetings.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

(a)
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

(b)
by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Merger Acquisition or Restructure

Our constitution indicates that where offers to purchase our shares have been made under a proportional take-over scheme, we are prohibited from registering a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act .

Stock Issues and Takeover Attempts

We are governed by the Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

•	That the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	That stockholders have enough information to assess the merits of a proposal;

•
That stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any person has the right to inspect our company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders. However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

    Holding Statements

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each stockholder’s name. This statement also advised stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C.    Material Contracts

For the two years preceding the date of this Annual Report, we have not entered into any material contracts other than those entered into in the ordinary course of business.

D.    Exchange Controls

The Australian dollar is convertible into US dollars at freely floating rates, and there are currently no restrictions on the flow of Australian dollars between Australia and the United States. Unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations, payments or transfers to or for the order of prescribed governments, and their statutory authorities, agencies and entities, and in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. The prescribed governments and countries currently include the governments and countries of Iraq, its agencies or nationals, certain persons associated with the former government and government authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro), and the National Union for the Total Independence of Angola (UNITA), including its senior officials and their immediate families. Unless the necessary authority of the Minister of Foreign Affairs has been obtained, payments or transfers to or for the order of the Taliban (which includes the Islamic Republic of Afghanistan) and any person or entity named in the Charter of the U.N. (Anti-Terrorism – Persons and Entities) List 2001 and the Charter of United Nations (Anti-Terrorism – Persons and Entities) List 2002 are subject to certain limited exceptions, restrictions or prohibitions. No such restrictions or prohibitions apply to the United States.

E.    Taxation

The following is a summary of certain Australian and United States federal income tax considerations for holders of Ordinary Shares who are US Holders, as defined below, who hold Ordinary Shares as of the date hereof. This summary is based upon existing Australian and United States federal income tax law, including the income tax treaty that is currently in effect between Australia and the United States, which are subject to change, possibly retroactively. This summary does not discuss all aspects of Australian or United States federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as holders of Ordinary Shares who are subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations), and, except to the extent described below, non-U.S. Holders (as defined below) or to persons that will hold Ordinary Shares as part of a straddle, hedging, or conversion transaction for United States federal income tax purposes, that hold directly at least 10% of our voting power or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States state or local, or non-Australian foreign tax considerations. This summary assumes that investors will hold their Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). Holders are urged to consult their tax advisors regarding the Australian and United States federal, state and local, and non-Australian foreign income and other tax considerations of the purchase, ownership, and disposition of Ordinary Shares.

For purposes of this summary, a “US Holder” is a beneficial owner of Ordinary Shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the law of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a court in the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and properly elected to continue to be so treated. For purposes of this summary, a “non-US Holder” is a beneficial owner of Ordinary Shares that is not a US Holder. If a partnership holds Ordinary Shares, the Australian and United States federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold Ordinary Shares should consult their tax advisors.

On September 27, 2001, the governments of the United States and Australia signed a protocol that would amend the current income tax treaty. The protocol will only become effective upon ratification by Australia and the United States.

Australian Taxation

Cash Dividends. Under Australian law, dividends that are paid out of the our profits which have been subject to tax at the maximum corporate tax rate (“fully franked dividends”) and which are paid to shareholders who are not residents of Australia will not be subject to Australian income taxation or to any Australian withholding tax. Dividends paid out of profits that have not been subject to Australian corporate tax (“unfranked dividends”) will be subject to Australian withholding tax when paid to shareholders who are non-residents of Australia. Dividends may be partially franked in which case Australian withholding tax will be imposed on any unfranked portion paid to shareholders who are not residents of Australia. Pursuant to the current income tax treaty, the rate of withholding tax imposed on the unfranked portion of dividends paid by us to a United States resident is limited to 15%.

Non-residents of Australia who do not carry on business in Australia through a permanent establishment will have no Australian income tax liability in respect of fully franked dividends nor in respect of dividends that are not fully franked once the withholding tax has been paid. Non-residents who carry on business in Australia through a permanent establishment with which the shareholding giving rise to the dividends is effectively connected will be subject to tax at the rate of 30% in Australia on the unfranked portion of the dividend. Non-residents who do not have any other Australian sourced income are not required to file an Australian income tax return.

All dividends paid by us since 1987 up to but not including the final dividend for the year ended June 30, 1999 have been fully franked. The final dividend for each of the years ended June 30, 1999 and June 30, 2000 was unfranked. An interim dividend was not paid during 2000-2001 as we offered an equal access on market share buy-back in its place. We paid final fully franked dividend for 2000-2001 of A$0.04 cents in November 2001. For 2001-2002 we paid an interim dividend of A$0.02 cents per share in March 2002 and a final dividend of A$0.03 cents per share in November 2002, resulting in a full year dividend of A$0.05 cents per share. These dividends were fully franked.

Under Australian law, the unfranked portion of a dividend paid by us to a non-resident may be exempt from Australian income and withholding tax. The exemption applies to certain foreign source dividend income received by us (on or after July 1, 1994) that is subsequently passed on to non-resident shareholders in the form of dividends.

A value added goods and services tax or GST was introduced in Australia on July 1, 2000. Cash dividends paid after July 1, 2000 are not subject to the GST.

Sale of Ordinary Shares. Non-residents of Australia who do not carry on business in Australia through a permanent establishment and who do not hold, on their own account or together with associates, and have not held during the immediately preceding five years, on their own account or together with associates, 10% or more of our issued share capital are not liable for Australian capital gains tax on the disposal of Ordinary Shares. Non-residents who carry on business in Australia through a permanent establishment will be subject to capital gains tax on gains realized upon the disposal of Ordinary Shares regardless of the extent of their holding in us where the Ordinary Shares have been used, at any time, in the trade or business carried on through that permanent establishment.

Where the business carried on by the non-resident through the permanent establishment includes the business of trading in the Ordinary Shares, any profits from sources in Australia arising from the disposal of such assets will be subject to Australian income tax where the profits are attributable to the permanent establishment. The Australian taxation implications outlined above in relation to the sale of Ordinary Shares are subject to the potential application of the current income tax treaty and the protocol should it become effective.

In cases other than those referred to above, non-residents should not be liable for Australian income or capital gains tax on the disposal of their Ordinary Shares.

The disposal of Ordinary Shares by a non-resident of Australia will not be subject to GST. If the non-resident is registered for Australian GST, input tax credits may be available for GST paid on certain expenses associated with the sale (such as any Australian brokerage fees). The extent of these GST credits will depend on whether the sale is treated for GST purposes as a GST free supply, an input taxed supply or as a financial supply which falls below certain minimum thresholds.

Australian Business Tax Reform Changes. The Australian Federal Government has in recent years enacted the following taxation changes:

•
For Australian capital gains tax events including the disposal of Ordinary Shares. occurring after September 21, 1999, the amount of assessable gain may be reduced where the capital gains tax asset has been held for at least one year. In this circumstance, and providing the relevant conditions are met, only one-half or two-thirds of capital gains, being the difference between the disposal price and the original cost, are taxed for individuals and complying superannuation funds, respectively.

•
Indexation of cost base for calculating capital gains tax is frozen at September 30, 1999 for all taxpayers. However, no indexation is available where the gain is reduced as discussed above under the transitional rules.

•
The Australian imputation rules have been re-written and passed into legislation with effect from July 1, 2002. The new rules contain certain procedural changes for determining the franking credits attaching to dividends, but do not affect the treatment of dividends received by non-residents of Australia; and

•
Australia is currently undergoing a review of various international tax issues, including consideration of a range of changes that were raised as part of the business tax reform process. In particular, the Review of International Tax will consider in consultation with the community the following:

•
Whether Australian corporate entities should be entitled to franking credits for foreign, i.e. non-Australian, withholding taxes imposed on foreign distributions paid to an Australian entity. Other possible avenues of relief are also being considered to minimize double taxation of foreign profits distributed back to an Australian parent; and

•	Whether non-residents disposing of shares in non-resident entities that have underlying Australian assets should be subject to Australian capital gains tax on the disposal.

Stamp Duty. Stamp duty was abolished on transfers in respect of marketable securities quoted on the Australian Stock Exchange from July 1, 2001.

Certain United States Federal Income Tax Considerations

US Holders

Taxation of Dividends. Any cash distributions paid by us out of current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a US Holder upon receipt. Cash distributions paid by us in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder’s adjusted tax basis in such US Holder’s Ordinary Shares, and thereafter as gain from the sale or exchange of a capital asset. Notwithstanding the foregoing, we do not intend to maintain calculations of its earnings and profits as determined under United States federal income tax principles. Dividends paid in Australian dollars will be includible in income in a United States dollar amount based on the United States dollar—Australian dollar exchange rate prevailing at the time of receipt of such dividends. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid on Ordinary Shares will be treated, for United States federal income tax purposes, as foreign source income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Australian income tax imposed on dividends received on the Ordinary Shares. US Holders who do not elect to claim a foreign tax credit for Australian income tax withheld may instead claim the Australian income tax withheld as a deduction for United States federal income tax purposes, but only for a year in which the US Holder elects to do so for all creditable foreign taxes.

A distribution of additional shares to US Holders with respect to their Ordinary Shares that is pro rata to all of our shareholders may not be subject to United States federal income tax. In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income and a US Holder will not be able to use the foreign tax credit arising from any Australian withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied subject to applicable limitations against United States federal income tax due on other foreign source income of the US Holder. The tax basis of such additional shares will be determined by allocating the US Holders’ tax basis in the Ordinary Shares between the Ordinary Shares and the additional shares, based on their relative fair market values on the date of distribution.

Sale or Other Disposition of Ordinary Shares.    A US Holder will recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the US Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for foreign tax credit purposes. Generally, the deductibility of capital losses is subject to limitations, and long-term capital gains recognized by individuals are subject to a preferential tax rate.

Backup Withholding Tax and Information Reporting Requirements.    United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of Ordinary Shares. Information reporting requirements will apply to payments of dividends on Ordinary Shares and to the proceeds from the disposition Ordinary Shares by a paying agent within the United States to a US Holder, other than an “exempt recipient”, including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the United States will be required to backup withhold 30%, subject to phased–in rate reductions, of any payments of dividends on Ordinary Shares and 30%, subject to phased–in rate reductions, of the proceeds from the disposition of Ordinary Shares within the United States to a U.S. Holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

Non-US Holders

An investment in Ordinary Shares by a non-US Holder will not give rise to any United States federal income tax consequences, unless (i) dividends received or any gain recognized on the sale or other disposition of such Ordinary Shares by such holder is treated as effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of any gain derived by an individual, such individual is present in the United States for 183 days or more and certain other requirements are met.

In order to avoid backup withholding on dividend payments made in the United States, a non-US Holder of the Ordinary Shares may be required to complete, and provide the payor with, a Form W-8BEN, “Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding”, or other documentary evidence, certifying that such holder is an exempt foreign person.

F.    Dividends and Paying Agents

Not Applicable

G.    Statements by Experts

Not Applicable

H.    Documents on Display

Certain documents concerning us referred to in this Annual Report may be inspected and copied at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.

I.    Subsidiary Information

Details of our subsidiaries are provided in Notes 31 and 32 our Consolidated Financial Statements accompanying this Annual Report.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk refers to the potential loss we may incur as a result of changes in the market or fair value of a particular instrument or commodity. We are exposed to market risks associated with commodity prices, interest rates, and foreign currency exchange rates. Our exposure to market risk is affected by a number of factors, including the size, duration and composition of our energy portfolio, commodity prices, the volatility and liquidity of commodity markets the absolute and relative levels of interest rates and foreign currency exchange rates. We enter into derivative instruments for non-trading purposes in order to manage exposures to changes in interest rates, foreign currency exchange rates and commodity prices. Derivative financial instruments are not held for speculative purposes.

Risk Oversight

We are directly exposed to the commodity risks of electricity, natural gas, LPG and oil, which are inherent in the markets in which we operate. These risks include price risk, volumetric risk, and counterparty credit risk. A key part of our business strategy has been to develop an integrated energy business that takes advantage of the natural hedges associated with being a producer, generator and retailer of energy thereby reducing our risk exposure and reducing the cost of risk management. We maintain a strong focus on commodity risk in the operation and management of our businesses, taking into account these physical positions and integrating them with financial instruments. We have established specific policies to manage commodity procurement and exposure risk which is developed and monitored by our Contracts and Risk Management Committee.

Contracts and Risk Management Committee

Our Contracts and Risk Management Committee includes the Managing Director, the Executive Director Commercial, the Executive General Manager Wholesale and Trading as well as senior executives from the operating businesses. This committee meets regularly to assess business risks facing the company in the energy markets and to review and monitor our Commodity Risk Management Policy.

The committee considers and reviews any major capital investments or contract decisions involving significant business risk. It provides ongoing assistance to the Managing Director and provides advice to our board of directors on the identification and management of risk.

During 2001-2002, our board of directors undertook a review of commodity risk management policies. This included the implementation of short-term and long-term risk limits for managing exposures arising from the purchase and sale of electricity and natural gas, oil and renewable energy credits; an assessment of contracting and risk management strategies; and a review of risk reporting and delegated authorities. These policies are put into effect through the Commodity Risk Management System.

Commodity Risk Management System

Our commodity risk exposures are managed through the Commodity Risk Management System, which we designed to identify, monitor and responsibly manage commodity exposures and to reveal opportunities within our business.

The objectives of this Commodity Risk Management System are to ensure that:

•	A strong focus on commodity exposure is maintained in relation to the operation and management of all our businesses;

•	A formal risk assessment process is in place to identify all the commodity exposures associated with both contractual and physical positions;

•	Suitable procedures are in place to measure and report commodity exposures;

•	All relevant information related to commodity exposure is communicated to those needing such information;

•	Accountabilities and responsibilities are assigned and understood;

•	Ongoing development and training is provided to all employees ensuring required competencies are maintained;

•	Adequate audit and review processes are in place to assess compliance, provide a mechanism for corrective action and identify improvements; and

•	Consistent performance measures are in place supported by measurement and reporting tools.

Commodity risk is managed by exposure limits established for each commodity. Regular reporting is provided to our board of directors to review exposures and compliance with the Commodity Risk Management System.

The Commodity Risk Management System also provides an effective framework to couple our understanding of economic conditions, the market conditions for our various commodities, and the position of our portfolio in the market to enable us to capture opportunities to deliver growth.

In addition, we also assess counterparty credit risk on a regular basis to ensure that counterparties are credit worthy and that we are not overly exposed to any one counterparty.

The following sections provide further information regarding our exposure to risks associated with interest rates, foreign exchange, electricity prices and oil prices.

Interest Rate Risk

The following tables provide information on our exposure to financial risk caused through changes in interest rates as at June 30, 2002 and 2001. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt, and as part of this process interest rate swaps are used to mitigate the cash flow variability caused through interest rate fluctuations.

Interest rate swaps provide us with flexibility to raise term borrowings at variable or fixed interest rates, which subsequently can either be locked into fixed interest rates in order to remove the interest cost uncertainty attached to variable interest rate external debt or alternatively converted to variable interest rates. The maturity profile of existing swap transactions is less than five years and in accordance with financial market convention each swap requires a quarterly or semi-annual fixed payment of interest and a corresponding receipt of interest at variable rates. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to us. At June 30,2002, fixed rates applicable to our interest rate swap portfolio range between 4.95% and 10.29%, with a weighted average 6.27%, which compares with a 90 day BBSW floating rate at balance date of 5.12%. See Note 29 to our Consolidated Financial Statements.

For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. It is our policy to manage interest rates in accordance with changes in the economic interest rate cycle, and to manage debt maturities on the basis of the debt and equity weightings applicable to our capital structure. Surplus cash generated is either used to repay short-term debt or invested with a panel of international financial institutions until debt can be repaid. The investment limit with each institution is governed in accordance with a policy adopted by our board of directors. Investments include only cash and marketable securities having active resale markets to ensure portfolio liquidity, and consequently there is no significant interest rate risk as a result of the investment of surplus cash.

June 30, 2002

	Expected Maturity Date Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Liabilities
Long Term Debt:
A$ Variable Rate	–	–	385	–	–	–	385	385
Average Interest Rate	–	–	5.45%	–	–	–

Total	–	–	385	–	–	–	385	385

A$ Fixed Rate	–	–	–	–	180	–	180	180
Average Interest Rate	–	–	–	–	7.14%	–

Total	–	–	–	–	180	–	180	180

Short Term Debt:
A$ Variable Rate	85	–	–	–	–	–	85	85
Average Interest Rate	5.44%	–	–	–	–	–

Total	85	–	–	–	–	–	85	85

	Expected Amount Outstanding Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Interest Rate Derivatives
Interest Rate Swaps:
A$ Fixed Rate Swaps	95	95	105	65	45	–	405	(3.30)
Average Fixed Pay Rate	8.03%	6.45%	5.57%	6.34%	5.34%	–	–	–
Average Receive Rate	4.64%	4.50%	4.53%	4.42%	4.74%	–	–	–

Total	95	95	105	65	45	–	405	(3.30)

A$ Floating Rate Swaps	–	–	–	–	100	–	100	0.18
Average Floating Pay Rate	–	–	–	–	4.62%	–	–	–
Average Receive Rate	–	–	–	–	7.00%	–	–	–

Total	–	–	–	–	100	–	100	0.18

June 30, 2001

	Expected Maturity Date Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Liabilities
Long Term Debt:
A$ Variable Rate	–	320	–	200	–	–	520	520
Average Interest Rate	–	5.92%	–	6.17%	–	–	–	–

Total	–	320	–	200	–	–	520	520

Short Term Debt:
A$ Variable Rate	223	–	–	–	–	–	223	223
Average Interest Rate	5.48%	–	–	–	–	–	–	–

Total	223	–	–	–	–	–	223	223

	Expected Amount Outstanding Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Interest Rate Derivatives
Interest Rate Swaps:
A$ Swaps	120	60	60	125	65	–	430	(7.1)
Average Fixed Pay Rate	6.09%	8.58%	6.92%	6.11%	6.34%	–	–	–
Average Receive Rate	4.89%	4.68%	4.89%	4.94%	4.90%	–	–	–

Total	120	60	60	125	65	–	310	(7.1)

Foreign Currency Risk

We are exposed to foreign currency exchange risk. Foreign exchange risk exposures are identified as being either transactional or translational in nature, and thus occur as a result of the sale of oil and LPG, the purchase of plant and equipment, and the translation of our investment in overseas domiciled operations. In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, we enter into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies.

The following tables represent outstanding forward rate agreements and currency options related to transaction exposures as at June 30, 2002 and 2001. The contracted amount represents the amount of foreign currency we have contracted to buy or sell, as applicable, and the average rate represents the rate at which these contracts will be settled.

June 30, 2002

	Expected Maturity Date Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for exchange rates)
Foreign Exchange Contracts
Contracts to sell US$	50.25	29.90	28.62	17.50	–	–	126.27	4.47
Average US$/A$ exchange rate	0.5316	0.5230	0.5253	0.4980	–	–	0.5195	–

June 30, 2001

	Expected Maturity Date Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for exchange rates)
Foreign Exchange Contracts
Contracts to sell US$	81.77	46.43	27.89	24.13	2.63	–	182.85	(14.63)
Average US$/A$ exchange rate	0.5657	0.5298	0.5217	0.5221	0.5133	–	0.5452	–

Commodity Price Risk

Oil Commodity Prices

We are exposed to fluctuations in crude oil and fuel oil commodity prices associated with the sale of oil and natural gas. In order to eliminate the adverse financial effects caused by unfavorable price movements, fixed rate swaps are utilized.

	Expected Maturity Date Year ended June 30, 2002		Expected Maturity Date Year ended June 30, 2001
	Contract Amount	Net Fair Value (gain/loss)	Contract Amount	Net Fair Value (gain/loss)
	(A$ millions)		(A$ millions)
Crude Oil Sales
Receive Fixed/Pay Floating Swaps
Less than one year	43.6	(1.9)	22.9	1.2
Longer than one year	8.7	1.0
Fuel Oil Sales
Receive Fixed/Pay Floating Swaps
Less than one year	12.4	(0.5)	9.6	(0.2)

Total	64.7	3.3	32.5	1.0

Electricity Retailing Activities

As a retailer of electricity, we are involved in selling electricity at fixed prices and buying directly from a pool at floating prices, which prices vary depending on the Australian state in which the purchase is made. This practice constitutes entering into forward contracts to sell uncertain quantities of electricity at fixed prices and purchasing these quantities at the pool, or floating, price.

We enter into forward electricity pricing contracts, futures and options contracts, to hedge all or a portion of commodity sales prices on anticipated sales commitments of electricity in the eastern and southeastern Australian market. The terms of these contracts may range from one half-hour, in the short term, to three years, commencing immediately or at a date in the future.

We undertake electricity trading to wholly or partially hedge the retail contracts, and parts of the hedge may be subsequently removed to take advantage of actual or forecast movements in the electricity price. The nature of these contracts is similar to interest rate swaps undertaken in the financial markets, having a fixed price leg and a floating price leg. The floating leg creates the exposure, which constitutes our electricity price risk. Realized gains and losses from this activity are included in our result for the year. All electricity trading activities are conducted in accordance with a policy approved by our board of directors.

At June 30, 2002 and 2001, the accounting treatment in relation to such sales and purchases was to accrue to the reporting date the purchase/sale at fixed and floating prices for the time (half-hours) that had lapsed but was not settled. We make allowances in our consolidated Financial Statements for actual or anticipated losses where appropriate at balance date.

The table below provides information about our exposure associated with electricity trading, where we buy or sell at fixed or floating prices in the trading market.

	2001-2002			2000-2001
	Contract Amount (GWh)	Load Weighted Fixed Price ($/MWh)	Undiscounted Net Fair Value (1) (A$ millions)	Contract Amount (GWh)	Load Weighted Fixed Price ($/MWh)	Undiscounted Net Fair Value (1) (A$’000)
Receive Fixed/Pay Floating
Less than one year	6,328	36.06	10.4	6,938	39.88	(51.4)
Longer than one year	2,531	–	(0.7)	6,094	–	(40.3)

Pay Fixed/Receive Floating
Less than one year	12,717	30.84	54.0	14,807	35.49	188.6
Longer than one year	14,387	–	190.3	19,911	–	321.8

Options
Less than one year	–	–	13.6	–	–	17.3
Longer than one year	–	–	21.1	–	–	33.1

Total	35,963	66.9	288.7	47,750	75.37	469.1

(1)	The table above presents the mark-to-market value of our outstanding electricity trading contracts using undiscounted cash flows.

At June 30, 2002 the carrying amount, net of accumulated amortization, of electricity trading contracts acquired used to hedge electricity sales under retail contracts was A$55.6 million, after amortizing A$25.9 million from the amount at June 30, 2001, which was A$81.5 million. Certain electricity trading contracts were acquired in 2000-2001 as part of the acquisition of the Powercor electricity retail business. We recognized fair value of these contracts at the time of acquisition, together with customer supply contracts, as commodity hedging contracts. See Note 10 to our Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

On October 20, 1999, we (then Old Boral) announced that we intended to separate the building and construction materials businesses and the energy businesses into two industry-specific, Australian listed companies. The Demerger was implemented by way of a scheme of arrangement, in accordance with the provisions of the Australian Corporations Law and Listing Rules of the Australian Stock Exchange, and was approved by Old Boral’s shareholders on February 17, 2000 and ratified by the Supreme Court of the New South Wales on February 18, 2000. An Explanatory Statement was prepared by Old Boral in connection with the Scheme of Arrangement and furnished to the Securities and Exchange Commission on Form 6-K on December 30, 1999.

The Demerger was effective from January 1, 2000. In connection with the Demerger, the building products and construction materials businesses of Old Boral were transferred to Blue Circle, a wholly owned subsidiary of Old Boral prior to the Demerger. A consolidation of Old Boral’s ordinary shares was effected, such that every two shares of Old Boral were consolidated into one share. A return of capital to Old Boral’s shareholders was then made in the form of a pro rata distribution of the ordinary shares of Blue Circle, pursuant to which each shareholder of Old Boral received, for no consideration, one fully paid ordinary share of Blue Circle for each fully paid share of Old Boral held. Following the Demerger, Old Boral continued to hold the energy businesses and remained listed on the Australian Stock Exchange, but changed its name from “Boral Limited” to “Origin Energy Limited”. Blue Circle was renamed “Boral Limited” (i.e., New Boral) on February 18, 2000 and was separately listed on the Australian Stock Exchange on February 21, 2000. See Item 4.A “History and Development of Origin Energy.”

Prior to the Demerger, the ADSs of Old Boral were quoted on the Nasdaq National Market, and each ADS represented eight fully paid Ordinary Shares. Subsequent to the Demerger each “Old Boral” ADS was converted to one “New Boral” ADS entitling the holder to 4 shares in “New Boral” and one “Origin Energy” ADS entitling the holder to 4 shares in Origin Energy Limited.

On November 15, 2000, we sent notice to The Bank of New York, the depositary for our ADR program, terminating the ADR program, effective December 15, 2000, pursuant to section 6.2 of the Deposit Agreement among us, The Bank of New York as depositary, and the owners and holders of our ADRs. In accordance with the Deposit Agreement, following the expiry of one year from the date of termination, 78,743 ADRs that had not been surrendered to the depositary were sold for the benefit of the holders of ADSs. See Item 4.A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program.”

ITEM 15. RESERVED

Not Applicable

ITEM 16. RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

Our Consolidated Financial Statements are included on pages F-1-F-61 of this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

Not Applicable

ITEM 19.    EXHIBITS

Exhibit Index Exhibit Number	Description of Exhibit

1.1	Constitution of Origin Energy

4.1	Executive Share Plan

4.2	Senior Executive Option Plan

4.3	Employee Share Plan

10.1	Written Statement of the principal executive officer pursuant to 18 U.S.C. § 1350.

10.2	Written Statement of the principal financial officer pursuant to 18 U.S.C. § 1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIGIN ENERGY LIMITED

By:	/s/ WILLIAM HUNDY
Name: William Hundy Title: Company Secretary

Date: December 23, 2002

CERTIFICATIONS

I, Grant A. King, certify that:

1.	I have reviewed this annual report on Form 20-F of Origin Energy Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materials respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated December 23, 2002

By: /s/ Grant A. King
Managing Director (principal executive officer)

I, Bruce G. Beeren, certify that:

1.	I have reviewed this annual report on Form 20-F of Origin Energy Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materials respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated December 23, 2002

By: /s/ Bruce G. Beeren
Executive Director, Commercial (principal financial officer)

INDEX TO FINANCIAL STATEMENTS

Origin Energy Limited

Financial Statements and Schedules filed as part of this Annual Report

CURRENCY OF PRESENTATION

WE PUBLISH OUR CONSOLIDATED FINANCIAL STATEMENTS IN AUSTRALIAN DOLLARS. IN OUR CONSOLIDATED FINANCIAL STATEMENTS REFERENCES TO “DOLLARS”, “A$” OR “$” ARE TO AUSTRALIAN DOLLARS.

Independent Audit Report

The Board of Directors and Shareholders
Origin Energy Limited

We have audited the accompanying consolidated statement of financial position of Origin Energy Limited (a company incorporated in New South Wales, Australia) and controlled entities as of June 30, 2002 and 2001 and the related consolidated statements of financial performance, cash flows and changes in equity for each of the years in the three-year period ended June 30, 2002, expressed in Australian dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia, and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Origin Energy Limited and controlled entities as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year-period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia. The application of generally accepted principles in the United States of America would have affected results of operations for each of the years in the three year period ended June 30, 2002, and equity as of June 30, 2002 and 2001, to the extent summarised in Note 39 of the consolidated financial statements.

KPMG

Sydney, Australia
9 September 2002

STATEMENTS OF FINANCIAL PERFORMANCE
Origin Energy Limited and Controlled Entities

		Consolidated				Unaudited Energy Consolidated Pro forma	Consolidated
for year ended 30 June	Note Number	2002 A$’000		2001 A $’000		2000 A$’000	2000 A$’000
Revenue from ordinary activities	3(a)	2,428,808		1,679,312		1,524,744	3,706,263
Expenses from ordinary activities excluding borrowing costs	3(b)	(2,204,790)		(1,511,801)		(1,504,419)	(3,489,910)
Borrowing costs	3(c)	(44,476)		(33,976)		(31,773)	(101,220)
Share of net profits of associates and joint venture entities accounted for using the equity method		8,338		8,055		5,071	14,779

Profit/(Loss) from ordinary activities before related income tax expense		187,880		141,590		(6,377)	129,912
Income tax expense/(benefit) relating to ordinary activities	4	54,280		37,961		(12,196)	31,529

Net profit		133,600		103,629		5,819	98,383
Net profit attributable to outside equity interests		4,940		5,593		3,082	2,853

Net profit attributable to members of Origin Energy Limited*	22	128,660		98,036		2,737	95,530

Non-owner transaction changes in equity:
Net increase/(decrease) in asset revaluation reserve:
— Adjustments arising from the Demerger	21	—		630			(47,962)
Net exchange differences on translation of financial statements of self-sustaining foreign operations:
— Net gain/(loss) on translation of assets and liabilities of overseas controlled entities	21	(1,444)		1,089			2,758
— Net loss on translation of related long term borrowings net of income tax expense/(benefit) $Nil (2001: $Nil and 2000: $12,749,000 )	21	—		—			(2,879)

Total revenues, expenses and valuation adjustments attributable to the members of Origin Energy Limited recognised directly in equity		(1,444)		1,719			(48,083)

Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	22	127,216		99,755			47,447

Basic earnings per share	37	20.2	¢	17.1	¢	0.5 ¢	11.2 ¢
Basic earnings per share before significant items		20.2	¢	17.1	¢	13.3 ¢	19.0 ¢
The weighted average number of ordinary shares used in the calculation of basic earnings per share was 637,291,869 (2001: 571,989,823 and 2000 (pro forma): 565,050,178)
Diluted earnings per share	37	20.1	¢	17.1	¢	0.5 ¢	11.2 ¢
Diluted earnings per share before significant items		20.1	¢	17.1	¢	13.3 ¢	19.0 ¢
The weighted average number of ordinary shares used in the calculation of diluted earnings per share was 640,288,037 (2001: 573,425,499 and 2000 (pro forma): 565,528,080)
* Reconciliation of net profit attributable to members of Origin Energy Limited before and after significant items:
Profit from ordinary activities before related income tax expense and significant items		187,880		141,590		101,115	253,630
Income tax expense relating to ordinary activities before significant items		54,280		37,961		22,628	88,804

Profit from ordinary activities after related income tax expense and before significant items		133,600		103,629		78,487	164,826
Net profit attributable to outside equity interests before significant items		4,940		5,593		3,176	2,947

Net profit attributable to members of Origin Energy Limited before significant items		128,660		98,036		75,311	161,879

Significant items before income tax	3(d)	—		—		(107,492)	(123,718)
Income tax benefit attributable to significant items	3(d)	—		—		(34,824)	(57,275)

Significant items after income tax		—		—		(72,668)	(66,443)
Significant items attributable to outside equity interests		—		—		(94)	(94)

Significant items after income tax and outside equity interests		—		—		(72,574)	(66,349)

Net profit attributable to members of Origin Energy Limited		128,660		98,036		2,737	95,530

The statements of financial performance should be read in conjunction with the accompanying notes, which form an integral part of the financial statements.

STATEMENTS OF FINANCIAL POSITION
Origin Energy Limited and Controlled Entities

		Consolidated
as at 30 June	Note Number	2002 A$’000	2001 A$’000

CURRENT ASSETS
Cash assets		17,255	15,910
Receivables	6	485,538	480,242
Inventories	7	46,392	39,680
Other	8	37,064	49,016

TOTAL CURRENT ASSETS		586,249	584,848

NON-CURRENT ASSETS
Receivables	6	21,499	36,137
Investments accounted for using the equity method	9	53,347	49,985
Other financial assets	10	196,135	208,245
Property, plant and equipment	11	1,155,372	1,009,452
Exploration, evaluation and development expenditure	12	130,655	63,881
Intangible assets	13	634,436	705,002
Deferred tax assets	14	171,654	161,872
Other	8	8,587	9,404

TOTAL NON-CURRENT ASSETS		2,371,685	2,243,978

TOTAL ASSETS		2,957,934	2,828,826

CURRENT LIABILITIES
Payables	15	371,534	338,321
Interest-bearing liabilities	16	85,238	223,049
Current tax liabilities	18	3,290	13,513
Provisions	19	67,451	93,594

TOTAL CURRENT LIABILITIES		527,513	668,477

NON-CURRENT LIABILITIES
Payables	15	6,100	40,221
Interest-bearing liabilities	16	565,139	520,034
Deferred tax liabilities	18	197,055	183,010
Provisions	19	36,088	88,712

TOTAL NON-CURRENT LIABILITIES		804,382	831,977

TOTAL LIABILITIES		1,331,895	1,500,454

NET ASSETS		1,626,039	1,328,372

EQUITY
Contributed equity	20	385,039	178,457
Reserves	21	112,347	115,269
Retained profits	22	1,095,158	999,223

Total parent entity interest		1,592,544	1,292,949

Outside equity interests	23	33,495	35,423

TOTAL EQUITY	22	1,626,039	1,328,372

The statements of financial position should be read in conjunction with the accompanying notes, which form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
Origin Energy Limited and Controlled Entities

		Consolidated
for year ended 30 June	Note Number	2002 A$’000	2001 A$’000	2000 A$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers		2,553,539	1,987,019	3,317,191
Cash paid to suppliers and employees		(2,155,062)	(1,681,354)	(2,779,731)
Dividends/distributions received from associates/ joint venture entities		6,000	2,585	5,853
Other dividends received		409	406	421
Interest and other items of similar nature received		1,785	2,394	33,187
Interest and other costs of finance paid		(44,919)	(33,523)	(112,583)
Income taxes paid		(22,455)	(5,290)	(1,268)
Subvention payments		(18,000)	(19,000)	(35,000)

Net cash provided by operating activities	24(D)	321,297	253,237	428,070

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchases of property, plant and equipment		(169,464)	(115,237)	(211,859)
Payments for exploration and development		(135,379)	(84,146)	—
Proceeds from sale of property, plant and equipment		18,613	14,647	96,469
Payments for purchases of investments		(15,904)	(21,467)	(56,682)
Proceeds from sale of controlled entities		—	—	37,070
Loan repaid by other entity		—	—	304,500
Payments for purchases of controlled entities	24(E)	(87,452)	—	—
Payment for purchase of electricity retail business	24(E)	—	(315,000)	—

Net cash (used in) / provided by investing activities		(389,586)	(521,203)	169,498

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		385,591	328,767	2,206,330
Repayment of borrowings		(485,000)	(16,739)	(2,802,610)
Dividends paid		(35,282)	(24,410)	(102,519)
Proceeds from issues of securities		198,465	—	—
On-market share buy-back		—	(3,920)	—
Net movement in bank overdraft		6,704	(18,542)	(18,646)

Net cash provided by/ (used in) financing activities		70,478	265,156	(717,445)

NET INCREASE/(DECREASE) IN CASH HELD		2,189	(2,810)	(119,877)
Cash and cash equivalents at the beginning of the year		15,910	18,641	137,495
Effect of exchange rate changes on cash		(844)	79	1,023

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	24(A)	17,255	15,910	18,641

The statements of cash flows should be read in conjunction with the accompanying notes, which form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY
Origin Energy Limited and Controlled Entities

as at 30 June	Note Number	2002 A$’000	2001 A$’000	2000 A$’000
ISSUED CAPITAL
Opening balance		178,457	167,156	1,942,675
Share Placement		123,332	—	—
Share Purchase Plan		73,563	—	—
Senior Executive Option Plan		1,570	—	—
Dividend Reinvestment Plan		8,117	11,301	19,520
Reduction in share capital		—	—	(1,795,039)

Closing balance	20	385,039	178,457	167,156

RETAINED PROFITS
Opening balance		999,223	926,561	958,393
Operating profit after income tax attributable to members of Origin Energy Limited		128,660	98,036	95,530
Reduction on share buy-back		—	(3,992)	—
Dividends provided for or paid		(34,203)	(22,965)	(119,351)
Aggregate of amounts transferred (to)/from reserves		1,478	1,583	(8,011)

Closing balance	22	1,095,158	999,223	926,561

ASSET REVALUATION RESERVE
Opening balance		106,105	107,058	141,706
Transfer from/(to) retained profits		(1,478)	(1,583)	13,314
Surplus/(deficit) on revaluation of investments as part of the Demerger		—	630	(47,962)

Closing balance	21	104,627	106,105	107,058

FOREIGN CURRENCY TRANSLATION RESERVE
Opening balance		9,164	8,075	13,499
Net gain/(loss) on translation of foreign controlled
entities and long term borrowings		(1,444)	1,089	(121)
Transfer to retained earnings due to the Demerger		—	—	(5,303)

Closing balance	21	7,720	9,164	8,075

Equity attributable to members of Origin Energy Limited		1,592,544	1,292,949	1,208,850
Outside equity interests in controlled entities	23	33,495	35,423	31,587

TOTAL EQUITY	22	1,626,039	1,328,372	1,240,437

The statement of changes in equity should be read in conjunction with the accompanying notes, which form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION:

The following is a summary of significant accounting policies which have been adopted in the presentation of these financial statements which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial statements have been prepared on a historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

BASIS OF PREPARATION IN THE 2000 YEAR:

Boral Limited (renamed “Origin Energy Limited”) “the entity”, separated its building and construction materials businesses from its energy businesses during the year ended 30 June 2000. The effective date of the separation for accounting purposes was 1 January 2000. Upon the separation, Blue Circle Southern Cement Limited, which acquired 121 controlled entities carrying on building and construction materials businesses during the half year ended 31 December 1999, was demerged from the entity. The entity retained the energy businesses and was renamed “Origin Energy Limited” on 18 February 2000. Blue Circle Southern Cement Limited, which was renamed “Boral Limited” (“New Boral”) on 18 February 2000, was separately listed on the Australian Stock Exchange on 21 February 2000.
The statutory financial information presented in the Statements of Financial Performance, Statements of Cash Flows and Statements of Changes in Equity for the year ended 30 June 2000 represents the December 1999 half year results of the building and construction materials businesses and the full year results of the entity’s continuing energy businesses. In order to provide relevant comparative financial information regarding the entity’s continuing energy businesses to the readers of the Annual Report and the Financial Statements, unaudited pro forma profit and loss information for the year ended 30 June 2000 has been provided. This pro forma information is derived from the historical audited financial information of Origin Energy Limited and makes assumptions concerning the allocation of transaction costs, debt levels, interest costs, tax charges, corporate expenses between the two entities and the number of shares on issue.

PRINCIPLES OF CONSOLIDATION:  The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Outside interests in the contributed equity, reserves and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased.

ACQUISITION OF ASSETS:  All assets acquired including property,plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity, otherwise they are expensed.

RECEIVABLES:  The collectibility of debts is assessed at balance dateand specific provision is made for any doubtful accounts. Unbilled debtors are net of realisation costs.

INVENTORIES AND WORK IN PROGRESS:  Inventories and work in progress are valued at the lower of cost and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation.

NON-CURRENT ASSETS:  The carrying amounts of non-current assets, excluding exploration and development expenditure (refer below), are reviewed at each reporting date to ensure that the carrying amounts are not in excess of recoverable amounts. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows are discounted to their present value.

INTANGIBLES:
GOODWILL:  Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the Statement of Financial Performance using the straight-line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding twenty years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the Statement of Financial Performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.
OTHER INTANGIBLES: Other identifiable intangible assets are initially recorded at cost and amortised on a straight-line basis over the useful life of the asset, being the estimated period of time over which the future economic benefits are expected to be realised.

COMMODITY HEDGING CONTRACTS:  Commodity hedging contracts acquired are recorded at their cost of acquisition at the date of acquisition, being the assessed net fair value at that time. The carrying value of the contracts is amortised over the duration of the contracts in accordance with the pattern of benefits which are expected to be realised.

DEFERRED EXPENSES:  Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

EXPLORATION AND DEVELOPMENT EXPENDITURE:  Exploration, evaluation and development expenditure in relation to separate areas of interest is accumulated and carried forward in the Statement of Financial Position. The ultimate recoupment of exploration and evaluation expenditure is dependent on successful development and/or commercial exploitation of the areas of interest. Each area is reviewed at each reporting date to determine whether expenditure should continue to be carried forward in respect of that area of interest. Where an area of interest is abandoned or there is considered to be a permanent diminution in the value of that area of interest, the costs in respect to that area of interest are written off or a provision raised for tenement write down. On commencement of production in an area of interest, accumulated exploration and development expenditure is amortised over the life of the area of interest based on the rate of depletion of the economically recoverable reserves. During the course of production in an area of interest, a provision is progressively created to cover anticipated restoration expenditure on cessation of production, the unit of production basis is used so that each year bears a proportionate share of the ultimate restoration costs. The provision for restoration is based on current costs which are undiscounted and the adequacy of the provision is reassessed at each reporting date.

INVESTMENTS:  Interests in listed and unlisted companies which are not controlled entities, associated entities or joint venture entities are treated as investments, are carried at cost, and only dividend income or distributions are brought into account in the consolidated results. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts. Investments in associates and joint venture entities are accounted for using equity accounting principles. An associate is an entity that the consolidated entity exercises significant influence over. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the associates’ or joint venture entities’ net profit or loss after tax is recognised as revenue in the consolidated Statement of Financial Performance in the relevant year. Movements in other reserves are recognised directly in consolidated reserves.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LEASED PLANT AND EQUIPMENT:  Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT:  Items of property, plantand equipment are initially recorded at cost. Depreciation and amortisation are charged at rates which provide for the write down from cost over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of calculation has been used for items of property, plant and equipment.

JOINT VENTURES:  The consolidated entity’s interests in unincorporated joint ventures are brought to account by proportionate consolidation which involves including the following amounts in the appropriate categories in the Statement of Financial Position and the Statement of Financial Performance:
—the consolidated entity’s interest in each of the individual assets employed in the joint ventures;
—liabilities incurred by the consolidated entity in relation to the joint ventures and the consolidated entity’s share of any liabilities for which it is jointly and/or severally liable,
—the consolidated entity’s share of the expenses incurred in relation to the joint ventures; and
—revenue from sale of output.

EMPLOYEE ENTITLEMENTS:  Provision is made in the financial statements for entitlements accruing to employees in relation to long service leave and annual leave. The provision for employee entitlements to annual leave has been calculated at nominal amounts. The provision for employee entitlements to long service leave represents an estimation of the present value of the future cash outflows. Related on-costs have also been included in respect of annual leave and long service leave. Employee contributory superannuation funds exist to provide benefits for employees and their dependents on retirement, disability or death.

RESTORATION:  Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified. Provisions are made for field site rehabilitation and restoration on an incremental basis during the course of field life (which includes the field closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

REVENUE RECOGNITION:
SALES REVENUE: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided, or when the fee in respect of services provided is receivable.
INTEREST INCOME: Interest income is recognised as it accrues.
ASSET SALES: The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that substantially all the risks and benefits of ownership have passed to the purchaser.

GOODS AND SERVICES TAX:  Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

INCOME TAX:  The income statement liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items. No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets. Such liability is provided at the time of disposal of assets. Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets in relation to tax losses are only recognised when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

BORROWING COSTS:  Borrowing costs include interest, interest rate swaps, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed in relation to a qualifying asset, borrowing costs are capitalised using a weighted average capitalisation rate.

DERIVATIVES:  The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create.
Derivative financial instruments are not held for speculative purposes. Where derivative financial instruments are designated as a hedge of an anticipated anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred. When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the Statement of Financial Performance. Option premiums are recorded as prepayments when paid and amortised over the term of the option.

FOREIGN CURRENCIES:  Transactions in foreign currencies are recorded in the financial statements at rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Where forward foreign currency contracts have been arranged the contract settlement rate has been used. Exchange differences arising from amounts receivable and payable are treated as operating revenue or expense in the period in which they arise. Exchange differences in respect of overseas controlled entities, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of any long term foreign currency borrowings which have been designated as being hedged against the net assets of overseas controlled entities have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

CHANGE IN ACCOUNTING POLICY—2002
EARNINGS PER SHARE—Change in basis of determination: Basic earnings per share is determined by dividing net profit after tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year. In previous years, basic earnings per share was determined using the profit from ordinary activities after income tax attributable to members of the company, thereby excluding extraordinary items from earnings.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CHANGE IN ACCOUNTING POLICY—2002
EARNINGS PER SHARE (continued)

interest and other financing costs associated with dilutive potential shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Diluted earnings per share in previous years adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year rather than adjusting the weighted average number of shares to include potential shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with the revised AASB 1027 “Earnings Per Share” issued in June 2001.

The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year. The change did not significantly impact the recalculation of the prior year earnings per share information.

CHANGE IN ACCOUNTING POLICY—2001
REVALUATION OF NON-CURRENT ASSETS:
The consolidated entity applied the revised AASB 1041 “Revaluation of Non-current Assets” for the first time from 1 July 2000. The standard requires each class of non-current asset, other than inventories, foreign currency monetary assets, goodwill, investments valued using the equity method and other assets measured at net market value where the market value movements are recognised in the Statement of Financial Performance, to be measured at either the cost or fair market value basis. The consolidated entity has applied AASB 1041 as follows:

LAND AND BUILDINGS:
The consolidated entity has adopted the cost basis for land and buildings and has deemed the cost of the land and buildings to be equal to their carrying values as at 1 July 2000. The net carrying value brought forward as at 1 July 2000 comprised of $7,765,000 carried at cost of acquisition, $20,898,000 carried at independent valuations and $10,015,000 carried at Directors’ valuation. The change in accounting policy had no financial effect in the year ended 30 June 2001 or prior periods.

OTHER NON-CURRENT ASSETS:
The consolidated entity has continued to adopt the cost basis for other non-current assets such as receivables, plant and equipment, mine properties, investments other than investments valued using the equity method, intangibles other than goodwill, prepayments, and exploration, evaluation and development. The change in accounting policy did not have an effect on the Statement of Financial Performance or Statement of Financial Position.

CHANGE IN ACCOUNTING POLICY—2000
RECOVERABLE AMOUNTS OF NON-CURRENT ASSETS
During the year ended 30 June 2000, the consolidated entity changed its policy for determining the recoverable amount of non-current assets from undiscounted future net cash flows to a discounted cash flow basis, using the entity’s weighted average cost of capital. Previously, only the recoverable amount of goodwill and licences had been assessed using discounted future cash flows. This change in accounting policy was consistent with the emerging trends in international accounting practice and best practice in Australia.
The financial effect of this change in accounting policy was to reduce the carrying value of the consolidated entity’s upstream oil and gas assets and consolidated profit before tax for the year ended 30 June 2000 by $81,744,000 (tax benefit related thereto $6,609,000), and to reduce profit after tax, attributable to outside equity interests, by $1,736,000. The change in accounting policy did not have a material impact on any other assets of the consolidated entity.

RECLASSIFICATION OF FINANCIAL INFORMATION:
The consolidated entity applied the revised AASB 1005 “Segment Reporting” (issued in August 2000) for the first time from 1 July 2001. Comparative information has been restated for the changes in definition of segment revenues and results.

REVISIONS OF ACCOUNTING ESTIMATES: Revisions to accountingestimates are recognised prospectively in current and future periods only.

COMPARATIVE AMOUNTS: Where necessary, the figures for the previous period have been reclassified to facilitate comparison.

ROUNDING OF AMOUNTS TO THE NEAREST $’000: The companyis of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

2. SEGMENTS	Exploration and Production		Retail		Generation		Networks		Corporate		Consolidated
(a) Primary Reporting—Business Segments	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
REVENUE
Total Sales	304,736	321,824	1,937,770	1,230,970	63,174	35,488	125,382	110,674	—	—	2,431,062	1,698,956
Intersegment Sales Elimination*	(41,884)	(43,581)	—	—	—	—	—	—	—	—	(41,884)	(43,581)

External Sales Revenue	262,852	278,243	1,937,770	1,230,970	63,174	35,488	125,382	110,674	—	—	2,389,178	1,655,375
Other Revenue	24,116	526	1,172	2,591	2	6,900	12,037	11,098	23	155	37,350	21,270

Total Segment Revenue	286,968	278,769	1,938,942	1,233,561	63,176	42,388	137,419	121,772	23	155	2,426,528	1,676,645
Unallocated Revenue											2,280	2,667

Revenue from Ordinary Activities											2,428,808	1,679,312

RESULT
Segment Result	104,372	122,085	98,739	22,766	8,145	10,034	20,371	19,864	(9,281)	(9,552)	222,346	165,197
Share of Net Profits of Associates and Joint Venture Entities	—	—	686	888	7,652	7,167	—	—	—	—	8,338	8,055

EARNINGS BEFORE INTEREST AND TAX (EBIT)	104,372	122,085	99,425	23,654	15,797	17,201	20,371	19,864	(9,281)	(9,552)	230,684	173,252
Net Interest Expense											(42,804)	(31,662)

Profit from Ordinary Activities Before Income Tax											187,880	141,590
Income Tax Expense											(54,280)	(37,961)

Net Profit											133,600	103,629

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	186,235	201,251	173,470	66,459	30,421	24,985	22,908	21,946	(8,424)	(9,464)	404,610	305,177

DEPRECIATION AND AMORTISATION	81,863	79,166	74,045	42,805	14,624	7,784	2,537	2,082	857	88	173,926	131,925

OTHER NON-CASH EXPENSES	15,096	10,243	15,917	4,845	1,038	2,601	2,892	340	3,233	711	38,176	18,740

ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	184,579	128,704	85,969	346,291	116,301	46,848	15,910	477	425	6,734	403,184	529,054

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Exploration and Production		Retail		Generation		Networks		Corporate		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’00	A$’000	A$’000	A$’000	A$’000	A$’000
ASSETS
Segment Assets	877,003	774,090	1,382,481	1,452,829	229,921	127,056	175,728	176,502	50,545	70,582	2,715,678	2,601,059
Investments in Associates and Joint Venture Entities	—	—	4,265	3,277	49,082	46,708	—	—	—	—	53,347	49,985

Total Segment Assets	877,003	774,090	1,386,746	1,456,106	279,003	173,764	175,728	176,502	50,545	70,582	2,769,025	2,651,044
Unallocated Assets **											188,909	177,782

Total Assets											2,957,934	2,828,826

LIABILITIES
Segment Liabilities	71,357	78,855	306,986	349,905	8,705	17,509	25,074	23,908	69,051	90,671	481,173	560,848
Unallocated Liabilities ***											850,722	939,606

Total Liabilities											1,331,895	1,500,454

*	Intersegment pricing is determined on an arm’s length basis
**	Unallocated assets consists of cash assets and deferred tax assets
***	Unallocated liabilities consists of current and non-current interest-bearing liabilities, and current and deferred tax liabilities

Industry Segments:	Products and Services:

Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services
Corporate	Corporate head office functions

(b) Secondary Reporting—Geographical Segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisition of non-current assets relate to operations in Australia.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000	2000 $’000
3. PROFIT FROM ORDINARY ACTIVITIES

(a) Revenue from ordinary activities
Revenue from operating activities:
Revenue from sale of goods—energy and related products	2,263,727	1,544,157	1,345,668
Revenue from rendering of services	125,451	111,218	150,464

Energy sales revenue	2,389,178	1,655,375	1,496,132
Building and construction materials sales revenue	—	—	2,028,239

Total sales revenue	2,389,178	1,655,375	3,524,371
Energy revenue from outside operating activities #	39,630	23,937	28,612
Building and construction materials revenue from outside operating activities #	—	—	153,280

Revenue from ordinary activities	2,428,808	1,679,312	3,706,263
Share of net profits of associates and joint venture entities	8,338	8,055	14,779

Total revenue	2,437,146	1,687,367	3,721,042

# Revenue from outside operating activities:

Interest received or receivable	1,672	2,314	26,513
Dividends received or receivable	409	406	421
Other distributions received	11,591	10,875	9,760
Proceeds on sale of assets	18,613	9,989	108,128
Government subsidies received and receivable	608	353	—
Insurance proceeds (Cooper Basin)	5,827	—	—
Proceeds from sale of controlled entities	—	—	37,070
Other income	910	—	—
Less revenue relating to building and construction materials businesses *	—	—	(153,280)

	39,630	23,937	28,612

(b) Expenses from ordinary activities excluding borrowing costs Expenses by nature:
Raw materials and consumables used, and changes in finished goods and work in progress	1,535,775	968,682	861,210
Advertising	13,190	6,920	4,628
Bad and doubtful debts	8,850	3,468	4,296
Consultancy costs	8,177	8,198	10,881
Contracting costs	88,657	75,231	114,229
Depreciation and amortisation	173,926	131,925	140,309
Employee expenses	157,495	130,255	136,660
Exploration and production costs	48,999	42,007	41,177
Motor vehicle expenses	16,259	16,412	15,461
Net book value of assets sold	18,714	2,563	3,650
Occupancy expenses	20,422	17,116	14,485
Repairs and maintenance	17,140	16,766	17,711
Royalties	26,978	29,187	25,549
Write down of Upstream producing interests	—	—	85,806
Administration and other expenses from ordinary activities	70,208	63,071	28,367
Building and construction materials expense	—	—	1,985,491

	2,204,790	1,511,801	3,489,910

(c) Borrowing costs
Borrowing costs paid or payable	44,473	33,941	101,041
Finance charges on capitalised leases	3	35	179

Total borrowing costs	44,476	33,976	101,220

* Revenue relating to the demerged building and construction materials business has been deducted to derive the energy businesses total.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated		Unaudited Energy Consolidated Pro forma	Consolidated
	2002 $’000	2001 $’000	2000 $’000	2000 $’000

3. PROFIT FROM ORDINARY ACTIVITIES (continued)

(d) Individually significant items included in profit from ordinary activities:
Significant items before tax
Profit on sale of businesses	—	—	—	6,000
GST implementation costs	—	—	(4,467)	(7,792)
Restoration and environmental rehabilitation provision	—	—	(5,000)	(5,000)
Provision for write down of assets due to:
—Change in accounting policy	—	—	(81,744)	(81,744)
—Other	—	—	(16,281)	(35,182)

	—	—	(107,492)	(123,718)

Tax expense/(benefit) applicable to significant items
Loss on sale of businesses	—	—	—	(1,170)
GST implementation costs	—	—	(1,608)	(2,805)
Change in tax rate	—	—	(13,151)	(29,785)
Restoration and environmental rehabilitation provision	—	—	(1,800)	(1,800)
Provision for write down of assets due to:
—Change in accounting policy	—	—	(6,609)	(6,609)
—Other	—	—	(1,462)	(4,912)
Recognition of exploration tax benefits	—	—	(10,194)	(10,194)

	—	—	(34,824)	(57,275)

(e) Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items Cost of goods sold	1,520,661	1,064,379		2,254,868

Depreciation and amortisation:
Buildings	1,046	1,320		4,457
Plant and equipment	80,601	72,318		157,880
Timber licences	—	—		2,262
Leased assets capitalised	81	946		1,626
Mine properties	44,521	41,159		51,612
Commodity hedging contracts	25,851	543		—
Goodwill	5,630	5,742		16,032
Licences	14,711	9,897		10,142
Other	1,485	—		—

	173,926	131,925		244,011

Net expense/(income) from movements in provision for:
Specific commitments	2,458	11,736		19,573
Employee entitlements	13,250	10,127		32,628
Doubtful debts	3,366	1,071		6,987
Diminution in value of inventories	1,682	582		—
Diminution in value of investments	1,437	(3,592)		—
Unearned income	—	—		(81)
Losses on construction contracts in progress	—	—		(125)
Claims	—	—		2,774
Diminution in value of land and buildings	1,485	—		—
Remediation, restoration and environmental rehabilitation	1,260	7,621		7,408

	24,938	27,545		69,164

Net foreign exchange loss	127	842		955

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000	2000 $’000
3. PROFIT FROM ORDINARY ACTIVITIES (continued)

Bad debts written off:
Trade debtors	5,484	2,397	5,225

Exploration and development expenditure written off	5,420	7,379	7,684

Government royalties paid and payable	20,462	22,423	45,855

Research and development costs	4,755	198	1,944

Operating lease rental charges	16,224	8,063	43,863

Net gain/(loss) on disposal of non-current assets:
Property, plant and equipment	769	531	884
Investments	3	(2)	(6)
Other assets	(868)	6,897	2,274

	(96)	7,426	3,152

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000	2000 $’000
4. INCOME TAX EXPENSE/(BENEFIT) RELATING TO ORDINARY ACTIVITIES

Prima facie tax expense on profit:
—at Australian tax rate 30% (2001: 34% and 2000: 36%)	56,363	48,141	46,768
—adjustment for difference between Australian and overseas tax rates	910	(134)	4,069

	57,273	48,007	50,837

Add/(subtract) tax effect of major items causing permanent differences:
Non-taxable distributions received	(2,458)	(2,464)	(4,452)
Current tax losses not tax effected	—	—	1,103
Non-deductible depreciation and amortisation	16,491	8,430	12,898
Capital losses not previously recognised	(2,066)	(1,732)	(779)
Capital loss transfers to controlled entities	—	—
Significant items not tax effected	—	—	27,242
Share of associates’ net profit	(2,131)	(1,768)	(5,320)
Past tax losses and exploration expenditure recouped	(527)	(316)	(10,194)
Under/(over) provision for tax in previous years	(2,328)	(3,760)	(880)
Tax rate change	—	2,366	(29,785)
Net benefit of subvention payments	(11,301)	(11,301)	(16,183)
Other items	1,327	499	7,042

	(2,993)	(10,046)	(19,308)

Income tax expense relating to ordinary activities	54,280	37,961	31,529

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

		Consolidated
	Note Number	2002 $’000	2001 $’000	2000 $’000
5. DIVIDENDS

Final prior year dividend under provided		1,818	43	63

Interim dividend of 2 cents per share, fully franked at 30% (2001: Nil cents per share and 2000: 15 cents per share, unfranked)		12,950	—	85,205

		14,768	43	85,268

Final dividend of 3 cents per share, fully franked at 30% payable 21 October 2002 (2001: 4 cents per share, fully franked at 30% paid 9 October 2001 and 2000: 6 cents* per share, unfranked paid 23 October 2000)		19,435	22,922	34,083

	22	34,203	22,965	119,351

* Dividends per share have been adjusted for the consolidation of every 2 shares into 1 share in February 2000.

DIVIDEND FRANKING ACCOUNT

Class C 30% (2001: 30%, 2000: 34%) franking credits available to shareholders of Origin Energy Limited for subsequent financial years is nil (2001:nil, 2000: Nil)
These accounts are based on the balance of the dividend franking account at year end adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivable at year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The payment of franked dividends over the next 12 months is dependent on receiving franked dividends from non-wholly owned entities.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

6. RECEIVABLES

CURRENT
Trade debtors	460,961	422,675
Associated entities and related parties	20,220	19,130

	481,181	441,805
Less: Provision for doubtful debts	14,265	10,130

	466,916	431,675

Other debtors	19,109	48,973
Less: Provision for doubtful debts	487	406

	18,622	48,567

	485,538	480,242

NON-CURRENT
Associated entities	14,825	16,361
Less: Provision for doubtful debts	5,146	3,356

	9,679	13,005
Other debtors	11,820	23,132

	21,499	36,137

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

		Consolidated
	Note Number	2002 $’000	2001 $’000
7. INVENTORIES

Raw materials and stores—at cost		26,008	15,252

Finished goods—at cost		21,798	24,014
Less: Provision for diminution		2,264	582

		19,534	23,432

Work in progress—at cost		850	996

		46,392	39,680

8. OTHER ASSETS

CURRENT
Prepayments		35,691	47,429
Trade deposits		81	67
Deferred expenses		1,292	1,520

		37,064	49,016

NON-CURRENT
Deferred expenses		8,587	9,404

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associates	32	12,417	8,851
Joint venture entities	32	40,930	41,134

		53,347	49,985

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000
10. OTHER FINANCIAL ASSETS

Listed shares—at cost #	17,545	17,545
Less: Provision for diminution in value	4,064	2,627

	13,481	14,918

Investments in listed stapled securities—at cost ## **	127,014	111,836

Other corporations—at cost	6	6

Commodity hedging contracts—at cost	82,028	82,028
Less: Accumulated amortisation	26,394	543

	55,634	81,485

	196,135	208,245

# Market value of shares in listed corporations	13,518	16,593

## Market value of listed stapled securities	112,013	95,220

** Investments in listed stapled securities at cost is comprised of the investment of 19.1% (2001: 19.3%) in Envestra Limited . The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

11.  PROPERTY, PLANT AND EQUIPMENT

Land and buildings are carried at cost. The latest independent valuation of land and buildings at 30 June 2002 was on the basis of market value for existing use in respect of specialised property or vacant possession for non-specialised property and property where specialist use has ceased. The majority of sites were valued on the aforementioned basis, however the Directors consider that the value of certain land, which is contaminated as a result of prior activities conducted, should take into account the estimated cost of remediation. This cost of remediation is reflected in the provision for remediation. The independent valuation of land and buildings resulted in a valuation of $61,386,0000. The valuation excluded land and buildings located in the Pacific region; land and buildings acquired during the year; buildings constructed during the year; and leasehold land and buildings. The valuation related to land and buildings with a written down value of $41,033,000. As land and buildings are recorded at cost, the valuation has not been brought to account.

The valuation was carried out by the following Certified Practising Valuers:
Brian R Nicholson	F.A.P.I. (Reg Nos 181, 580, 1215, 1800)
John B Corbin	F.A.P.I. (Reg No 1673) A.R.E.I.
Ross G Auckett	A.A.P.I. (Reg No 2533) B.Bus.
John R Nicholson	F.A.P.I. (Reg No 1767)

	Consolidated
	2002 $’000	2001 $’000
Land and buildings:
At cost	66,656	61,200
Less: Provision for remediation	15,105	15,234
Less: Provision for depreciation and amortisation	6,107	4,665
Less: Provision for write-down	1,485	—

	43,959	41,301

Plant and equipment:
At cost	1,342,599	1,148,985
Less: Provision for depreciation	524,585	462,366

	818,014	686,619

Leased plant and equipment capitalised	225	252
Less: Provision for amortisation	178	188

	47	64

	818,061	686,683

Mine properties:
Areas of interest in the production phase—at cost	693,837	680,898
Less: Provision for amortisation	315,727	313,624
Less: Provision for write-down	84,758	85,806

	293,352	281,468

	1,155,372	1,009,452

Class of asset	Average Depreciation/Amortisation Rate
Buildings	1.6%	1.5%
Plant and equipment	6.5%	6.7%
Mine properties	6.5%	6.4%

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

11. PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations:

	2002 $’000
	Land and buildings	Plant and equipment	Mine properties	Total
Consolidated
Carrying amount at the beginning of the financial year	41,301	686,683	281,468	1,009,452
Additions	2,697	149,467	67,954	220,118
Disposals	(130)	(3,515)	(12,597)	(16,242)
Additions through acquisition of operations	2,977	67,595	—	70,572
Depreciation/amortisation expense	(1,046)	(80,682)	(44,521)	(126,249)
Provision for remediation movement	129	—	—	129
Provision for (write-down)/reversal of provision	(1,485)	—	1,048	(437)
Foreign currency exchange differences	(484)	(1,487)	—	(1,971)

Carrying amount at the end of the financial year	43,959	818,061	293,352	1,155,372

	2001 $’000
	Land and buildings	Plant and equipment	Mine properties	Total
Consolidated
Carrying amount at the beginning of the financial year	38,678	644,055	235,447	918,180
Additions	3,104	113,418	93,334	209,856
Disposals	(948)	(2,356)	(6,154)	(9,458)
Additions through acquisition of operations	—	4,177	—	4,177
Depreciation/amortisation expense	(1,320)	(73,264)	(41,159)	(115,743)
Provision for remediation movement	1,646	—	—	1,646
Foreign currency exchange differences	141	653	—	794

Carrying amount at the end of the financial year	41,301	686,683	281,468	1,009,452

12. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE

	Consolidated
	2002 $’000	2001 $’000
NON-CURRENT
Net costs carried forward in respect of areas of interest in:
Exploration and evaluation phase	137,800	72,446
Development phase	5,031	193
Less: Provision for write-down	12,176	8,758

	130,655	63,881

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000
13. INTANGIBLE ASSETS

Goodwill— at cost	109,522	109,462
Less: Accumulated amortisation	23,830	17,977

	85,692	91,485

Licences—at cost	586,207	636,274
Less: Accumulated amortisation	37,463	22,757

	548,744	613,517

	634,436	705,002

Class of asset	Amortisation Rate
Goodwill	5.0%	5.0%
Licences	2.5%	2.5%

14. DEFERRED TAX ASSETS

Future income tax benefit:
Future income tax benefit comprises the estimated benefit at the applicable income tax rate 30% (2001: 30%) in respect of the following items:
Provisions not currently deductible	65,480	48,294
Tax losses carried forward	86,938	96,449
Unrealised foreign exchange losses	41	—
Other items	19,195	17,129

	171,654	161,872

Future income tax benefit not taken to account #: Potential future income tax benefit at 30% (2001: 30%) in controlled entities that have not been brought to account in respect of tax losses where recovery is not virtually certain	7,789	10,414

# The potential future income tax benefit will only be obtained if:
(i)
the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Div 170 of the Income Assessment Act 1997;

(ii)	the relevant economic entities continue to comply with the conditions for deductibility imposed by the law; and
(iii)	no changes in tax legislation adversely affect the relevant entities in realising the benefit.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy and Controlled Entities

		Consolidated
	Note Number	2002 $’000	2001 $’000
15. PAYABLES

CURRENT
Trade creditors and accruals		369,835	335,517
Associated entities		1,699	2,804

		371,534	338,321

NON-CURRENT
Other creditors		6,100	40,221

16. INTEREST-BEARING LIABILITIES

CURRENT
Bank loans—unsecured	28	78,500	223,031
Bank overdrafts—unsecured		6,704	—
Lease liabilities—secured	17	34	18

		85,238	223,049

NON-CURRENT
Bank loans—unsecured	28	565,000	520,000
Other loans—unsecured		49	—
Lease liabilities—secured	17	90	34

		565,139	520,034

INTEREST RATES APPLICABLE TO:

Bank loans including interest rate swap contracts: 4.95% to 10.29% per annum at a weighted average of 6.59% per annum (2001: 4.95% to 10.29% per annum at a weighted average of 6.68% per annum).
Lease liabilities: 5.45% to 8.46% per annum at a weighted average of 6.86% per annum (2001: 6.10% to 8.46% per annum at a weighted average of 7.21% per annum).
The applicable weighted average interest rate for interest bearing debt as at 30 June 2002 was 5.92% (2001: 5.85%).

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000
17. LEASE LIABILITIES

FINANCE LEASES:

Lease commitments in respect of finance leases of plant and equipment are payable as follows:
not later than one year	35	18
later than one year but not later than five years	90	34

	125	52
Deduct: Future finance charges and executory costs	1	—

	124	52

OPERATING LEASES:
Lease commitments in respect of operating leases are payable as follows:
not later than one year	11,889	10,985
later than one year but not later than five years	16,549	11,688
later than five years	4,263	571

	32,701	23,244

The consolidated entity leases property, plant and equipment under operating and finance leases with terms of one to six years.
Leases generally provide the consolidated entity with a right of renewal at which time the terms are renegotiated.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000
18. TAX LIABILITIES

CURRENT
Provision for income tax	3,290	13,513

NON-CURRENT
Deferred tax liabilities:
Provision for deferred income tax comprises the estimated expense at the applicable income tax rate of 30% (2001: 30%) in respect of the following items: Difference in depreciation and amortisation offixed assets for accounting and income tax purposes	39,488	49,391
Expenditure currently deductible but deferred andamortised for accounting purposes	102,357	91,646
Unrealised foreign exchange gains	2	37
Unbilled revenue	51,241	37,428
Other items	3,967	4,508

	197,055	183,010

19. PROVISIONS

CURRENT
Rationalisation and restructuring	963	32,747
Specific commitments	16,974	19,481
Dividend	19,451	22,922
Employee entitlements	30,063	18,444

	67,451	93,594

NON-CURRENT
Specific commitments	6,707	51,113
Employee entitlements	2,949	10,152
Restoration and environmental rehabilitation	26,432	27,447

	36,088	88,712

Number of employees at year end	2,721	2,200

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

		Consolidated
	Note Number	2002 $’000	2001 $’000	2000 $’000
20. CONTRIBUTED EQUITY

ISSUED AND PAID-UP CAPITAL
647,829,152 (2001: 573,048,379 and 2000: 568,050,178) ordinary shares, fully paid		385,039	178,457	167,156

ORDINARY SHARE CAPITAL
Balance at the beginning of the financial year		178,457	167,156	1,942,675

Shares issued:
— 44,196,526 (2001: Nil and 2000: Nil) shares in accordance with the Share Placement		123,332	—	—
— 26,500,287 (2001: Nil and 2000: Nil) shares in accordance with the Share Purchase Plan		73,563	—	—
— 761,650 (2001: Nil and 2000: Nil) shares in accordance with the Senior Executive Option Plan		1,570	—	—
— 2,693,165 (2001: 6,304,775 and 2000: 7,944,422) shares in accordance with the Dividend Reinvestment Plan		8,117	11,301	19,520
— 629,145 (2001: 453,933 and 2000: Nil) shares in accordance with the Employee Share Plan		—	—	—
Shares bought back: *
Purchase of Nil (2001: 1,760,507 and 2000: Nil) shares in accordance with the Share Buy-Back Plan		—	—	—
Reduction in share capital #		—	—	(1,795,039)

Total movements in ordinary share capital	22	206,582	11,301	(1,775,519)

		385,039	178,457	167,156

Terms and conditions
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.
In the event of winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

Share Buy-Back

•
On 18 May 2001, the company completed the buy-back of 1,760,507 ordinary shares, representing 0.31% of ordinary shares on issue on that date. The buy-back was implemented in accordance with Article 17A of the company’s Constitution which was approved by shareholders at the Extraordinary General Meeting held on 11 April 2001. The total consideration for shares bought back on the market was $3,992,000, being an average, including incidental costs, of $2.27 per share. The consideration was deducted from retained profits (refer note 22).

#
Reduction in issued capital for the in-specie distribution of Blue Circle Southern Cement Limited (renamed Boral Limited) shares to existing shareholders, pursuant to the “Scheme of Arrangement between Boral Limited and the holders of its ordinary shares”, dated 15 December 1999 (568,050,178 shares in Blue Circle Southern Cement Limited @ $3.16 were issued).

21. RESERVES
Asset revaluation		104,627	106,105	107,058
Foreign currency translation		7,720	9,164	8,075

		112,347	115,269	115,133

ASSET REVALUATION RESERVE:
Asset revaluation reserve at the beginning of the financial year		106,105	107,058	141,706
Transfer to retained earnings relating to sale of property	22	(1,478)	(1,583)	13,314
Adjustments arising from the Demerger		—	630	(47,962)

Asset revaluation reserve at the end of the financial year		104,627	106,105	107,058

FOREIGN CURRENCY TRANSLATION RESERVE:
Foreign currency translation reserve at the beginning of the financial year		9,164	8,075	13,499
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities		(1,444)	1,089	2,758
Net gain/(loss) on translation of related long term borrowings net of income tax expense/(benefit) $Nil (2001: $Nil and 2000: $12,749,000)		—	—	(2,879)
Transfer to retained earnings due to the Demerger		—	—	(5,303)

Foreign currency translation reserve at the end of the financial year		7,720	9,164	8,075

Nature and purpose of reserves
Asset revaluation reserve
The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in prior years and amounts relating to the demerger of the building and construction materials businesses from the energy businesses.

Foreign currency reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, and the translation of transactions that hedge the company’s net investment in a foreign operation.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

		Consolidated
	Note Number	2002 $’000	2001 $’000	2000 $’000
22. RETAINED PROFITS AND TOTAL EQUITY

Retained profits reconciliation
Retained profits at the beginning of the financial year		999,223	926,561	958,393
Net profit attributable to members of Origin Energy Limited		128,660	98,036	95,530
Reduction on share buy-back	20	—	(3,992)	—
Dividends provided for or paid	5	(34,203)	(22,965)	(119,351)
Aggregate of amounts transferred from/(to) reserves	21	1,478	1,583	(8,011)

Retained profits at the end of the financial year		1,095,158	999,223	926,561

Total equity reconciliation
Total equity at the beginning of the financial year		1,328,372	1,240,437	3,089,741
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance		127,216	99,755	47,447
Transactions with owners as owners:
Contributions of equity	20	206,582	11,301	19,520
Reduction in share capital	20	—	—	(1,795,039)
Share buy-back	20	—	(3,992)	—
Dividends provided for or paid	5	(34,203)	(22,965)	(119,351)
Total changes in outside equity interests		(1,928)	3,836	(1,881)

Total equity at the end of the financial year		1,626,039	1,328,372	1,240,437

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002$’000	2001$’000	2000$’000
23. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES
Contributed equity	16,563	16,563	16,563
Asset revaluation reserve	840	840	840
Foreign currency translation reserve	(4,636)	(3,838)	(3,663)
Retained profits	20,728	21,858	17,847

	33,495	35,423	31,587

24. NOTES TO THE STATEMENTS OF CASH FLOWS

(A) Reconciliation of cash and cash equivalents
Cash includes cash on hand, at bank and short term deposits at call

Cash as at the end of the financial period as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash	17,255	15,910	18,641
(B) The following non cash financing and investing activitieshave not been included in the Statements of Cash Flows:

Capital expenditure acquired by means of finance leases	—	—	(86)
Issue of shares in respect of the Dividend Reinvestment Plan	8,117	11,301	19,520
Dividend payable funded by New Boral	—	—	51,123

(C) Details of credit standby arrangements and loan facilities are included in note 28.

(D) Reconciliation of net profit to net cash provided by operating activities:

Net profit	133,600	103,629	98,383

Adjustments to reconcile net profit to net cash provided by operating activities:

Depreciation and amortisation	173,926	131,925	244,011
Deferred expenditure written off	—	1,986	4,828
Net expense from movements in provisions	24,938	27,545	69,164
Increase/(decrease) in deferred taxes	4,401	(22,931)	27,479
Loss/(gain) on sale of assets	96	(7,426)	(3,152)
Significant items loss/(gain) after tax	—	—	66,443
Changes in assets and liabilities net of effects from acquisitions/disposals:
— Receivables	(1,638)	34,974	(7,583)
— Inventories	(2,730)	(2,902)	19,720
— Payables	(25,199)	(17,786)	(79,512)
— Provisions	(39,815)	(26,040)	(36,687)
— Other	53,718	30,263	24,976

Total adjustments	187,697	149,608	329,687

Net cash provided by operating activities	321,297	253,237	428,070

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

24.  NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(E) The consolidated entity acquired entities/businesses during the year ended 30 June 2002 (Note 30) for total consideration of $87 million (2001: $315 million). The total assets and liabilities acquired are as follows:

	Consolidated
as at 30 June	2002 $’000	2001 $’000	2000 $’000

CURRENT ASSETS
Receivables	7,168	164,450	—
Inventories	5,663	—	—
Other	14,573	15,805	—

TOTAL CURRENT ASSETS	27,404	180,255	—

NON-CURRENT ASSETS
Other financial assets	—	82,028	—
Property, plant and equipment	70,572	4,187	—
Intangible assets	—	243,062	—
Deferred tax assets	229	21,382	—

TOTAL NON-CURRENT ASSETS	70,801	350,659	—

TOTAL ASSETS	98,205	530,914	—

CURRENT LIABILITIES
Payables	7,129	114,535	—
Provisions	1,623	30,561	—

TOTAL CURRENT LIABILITIES	8,752	145,096	—

NON-CURRENT LIABILITIES
Deferred tax liabilities	1,282	26,250	—
Provisions	—	44,568	—
Other	719	—	—

TOTAL NON-CURRENT LIABILITIES	2,001	70,818	—

TOTAL LIABILITIES	10,753	215,914	—

NET ASSETS	87,452	315,000	—

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

24.  NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(F) The assets and liabilities in respect of controlled entities disposed of during the previous financial year were:
	Consolidated
	2000 $’000	2001 $’000	2000 $’000

CURRENT ASSETS
Receivables	—	—	9,024
Inventories	—	—	15,963
Other	—	—	1,064

NON-CURRENT ASSETS
Property, plant and equipment	—	—	65,907
Other	—	—	8,943

CURRENT LIABILITIES
Payables	—	—	(51,372)
Provisions	—	—	(4,243)

NON-CURRENT LIABILITIES
Provisions	—	—	(6,742)

NET ASSETS	—	—	38,544

Loss on sale	—	—	(1,474)

Cash consideration	—	—	37,070

(G) The assets and liabilities in respect of controlled entities (Blue Circle Southern Cement Limited and controlled entities) demerged during the previous financial year were:

CURRENT ASSETS
Receivables	—	—	682,143
Inventories	—	—	405,339
Other	—	—	42,746

NON-CURRENT ASSETS
Receivables	—	—	53,861
Investments accounted for using the equity method	—	—	95,677
Other financial assets	—	—	467
Property, plant and equipment	—	—	2,267,174
Intangible assets	—	—	214,276
Deferred tax assets	—	—	146,552
Other	—	—	14,542

CURRENT LIABILITIES
Payables	—	—	(402,471)
Interest-bearing liabilities	—	—	(211,586)
Current tax liabilities	—	—	(391)
Provisions	—	—	(194,482)

NON-CURRENT LIABILITIES
Payables	—	—	(1,125)
Interest-bearing liabilities	—	—	(1,087,512)
Deferred tax liabilities	—	—	(218,694)
Provisions	—	—	(42,143)

NET ASSETS	—	—	1,764,373

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000	2000 $’000
25. AUDITORS’ REMUNERATION
Amounts received or due and receivable for audit services by:
Auditors of Origin Energy Limited (KPMG):
Audits and review of the financial reports	580	512
Other regulatory audit services	103	37

	683	549	1,728	^

Other auditors (PWC)*	53	44	210

Amounts received or due and receivable for other services by:
Auditors of Origin Energy Limited (KPMG):
Acquisition audit and accounting advice	470	25
Taxation services	126	278

	596	303	3,351	^

Other auditors (PWC) **	684	1,240	5,925

	2,016	2,136	11,214

*	PriceWaterhouseCoopers(“PWC”) audit financial reports of certain controlled entities located in various Pacific Island countries.
**	Includes amounts for internal audit, taxation, information technology and accounting advice.
^	Detailed auditor remuneration information was not required for the 2000 year.

26. CONTINGENT LIABILITIES

Bank guarantees—unsecured	99,566	211,220	3,692

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited’s wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. Ongoing environmental management programmes ensure that appropriate controls are in place at all sites.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

DEED OF CROSS GUARANTEE

Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated statement of financial performance and consolidated statement of financial position, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2002 is set out in note 36.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000	2000 $’000
27. COMMITMENTS

CAPITAL EXPENDITURE COMMITMENTS:
not later than one year	59,524	60,636	11,152
later than one year but not later than five years	21,507	25,814	33,975

	81,031	86,450	45,127

The capital expenditure commitments are in regards to the purchase of plant and equipment and exploration and development expenditure.

SUPERANNUATION COMMITMENTS:

At 30 June 2002, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees, in Australia and overseas. With effect from 1 April 2002, employees whose entitlements had been managed through their membership in Boral superannuation plans had their membership transferred to equipsuper by way of Successor Fund Deeds. Major plans are all now managed through equipsuper.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those plans.

In relation to defined benefits, actuarial assessments were made to determine the quantum of assets and liabilities transferred from the Boral Superannuation Plan to equipsuper. An assessment of the assets and liabilities of the defined benefit plans within equipsuper is being undertaken as at 30 June 2002 but is still the subject of ongoing analysis of the data transferred from the Boral Superannuation Plan. The names and qualifications of the actuaries who made those assessments are:

31 March 2002	M A Stevenson, FIA, FIAA
30 June 2002	D A Scott, BA, FIAA

An initial estimate of the accrued benefits and fund assets at market value as at 30 June 2002 is as follows:

$’000
Fund assets at net market value	91,056
Accrued benefits	90,822

Excess of fund assets over accrued liabilities	234

Vested benefits	90,822
Employer contributions during the year	2,441
235

Ongoing contributions are being made to the defined benefit plans on the basis of estimates of the actuary’s assessment of the long-term funding rate applicable.

Accrued benefits, fund assets and vested benefits have been based on amounts estimated by the actuary, projected forward to 30 June 2002 for equipsuper.

Based on the abovementioned actuarial assessments and the market values of assets after meeting liabilities, funds are available to satisfy all benefits that would have been vested under each of the major plans in the event of:

(i)    termination of the plan,

(ii)  voluntary termination of the employment of each employee on the initiative of that employee, or

(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

28. DETAILS OF CREDIT FACILITIES AVAILABLE TO THE CONSOLIDATED ENTITY

Short Term Facilities—unsecured
Working Capital Facility Agreement—A$100 million (2001: A$ 100 million) fully underwritten revolving facility provided by an international bank. The facility has a fixed maturity of February 2003, and as at 30 June 2002, A$66 million was utilised.

Electronic Promissory Note Program (EPN)—unsecured
A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of $320 million can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This program was implemented in January 2002 and as at 30 June 2002, A$185million was utilised.

Term Facilities—unsecured
Medium Term Note Program—A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This program was implemented in January 2002 and as at 30 June 2002 there was one issue outstanding of A$180million with a maturity of April 2007.

Loan Note Subscription Agreement—A$ 520 million (2001: A$ 520 million) fully underwritten and provided by a syndicate of international banks. The facility comprises two tranches:
Tranche “A” (A$ 200 million) with a fixed maturity of February 2005 and as at 30 June 2002, this tranche was fully drawn; and
Tranche “B” (A$ 320 million) with a fixed maturity of October 2004. This tranche of the Loan Note Subscription Facility is utilised as a Standby Facility for the Electronic Promissory Note Program. At 30 June 2002, this tranche was un-drawn.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

29.  FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses financial instruments to minimise the economic volatility these exposures create on its statements of financial performance and statements of financial position.

(A) INTEREST RATE RISK

The consolidated entity enters into interest rate swap transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Interest rate swaps provide to the consolidated entity the flexibility to raise term borrowings at variable or fixed interest rates, which subsequently can either be locked into fixed interest rates in order to remove the interest cost uncertainty attached to variable interest rate external debt or alternatively converted to variable interest rates.

The maturity profile of existing swap transactions is less than five years and in accordance with financial market convention each swap requires a quarterly or semi-annual fixed payment of interest and a corresponding receipt of interest at variable rates. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2002, fixed rates applicable to the consolidated entity’s interest rate swap portfolio range between 4.95% and 10.29% (weighted average 6.27%) which compares with a 90 day BBSW floating rate at balance date of 5.1%.

The following tables provide the consolidated entity’s exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date, as well as the net fair value of various assets and liabilities (refer note 29(E)).

30 June 2002	Floating Interest Rate	Fixed Interest maturing in:			Non Interest Bearing	Total	Weighted Average Interest Rate	Net Fair Value
	$’000	1 year or less $’000	Over 1 to 5 years $’000	More than 5 years $’000	$’000	$’000%		$’000
Financial Assets
Cash	17,255	—	—	—	—	17,255	4.5	17,255
Receivables	—	—	—	—	507,037	507,037	—	507,037
Other financial assets	—	—	—	—	196,135	196,135	—	181,171
Financial Liabilities
Payables	—	—	—	—	377,634	377,634	—	377,634
Interest-bearing liabilities	470,344	33	180,000	—	—	650,377	5.9	650,377
Off-Balance Sheet
Interest rate swaps*
—underlying debt (pay fixed)	(405,000)	95,000	310,000	—	—	—	6.2	(3,301)
—underlying debt (pay floating)	100,000	—	(100,000)	—	—	—	4.6	179

30 June 2001	Floating Interest Rate	Fixed Interest maturing in:			Non Interest Bearing	Total	Weighted Average Interest Rate	Net Fair Value
	$’000	1 year or less $’000	Over 1 to 5 years $’000	More than 5 years $’000	$’000	$’000%		$’000
Financial Assets
Cash	15,910	—	—	—	—	15,910	4.5	15,910
Receivables	—	—	—	—	516,379	516,379	—	516,379
Other financial assets	—	—	—	—	208,245	208,245	—	193,304
Financial Liabilities
Payables	—	—	—	—	378,542	378,542	—	378,542
Interest-bearing liabilities	743,031	18	34	—	—	743,083	6.7	743,083
Off-Balance Sheet
Interest rate swaps*
—underlying debt	(430,000)	120,000	310,000	—	—	—	—	(7,119)

* Represents notional principal amounts

NOTES TO THE FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS (continued)

(B) FOREIGN EXCHANGE RISK

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of the sale of oil, the sale and purchase of LPG, the purchase of plant and equipment and the translation of its investment in overseas domiciled operations. In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

	2002		2001
	Contract amounts A$’000	Net fair value A$’000	Contract amounts A$’000	Net fair value A$’000

Foreign Currency Forward Contracts
Buy AUD/Sell USD
Not longer than one year	50,246	2,080	81,761	(9,668)
Longer than one year	76,024	2,386	101,086	(4,959)

	126,270	4,466	182,847	(14,627)

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

29. FINANCIAL INSTRUMENTS (continued)

(C) COMMODITY PRICE RISK

OIL

The consolidated entity has exposure to fluctuations in crude oil and fuel oil commodity prices associated with the sale of oil and natural gas. In order to eliminate the adverse financial effects caused by unfavourable price movements, fixed rate swaps are utilised.

	2002		2001
	Contract Amount A$’000	Net Fair Value A$’000	Contract Amount A$’000	Net Fair Value A$’000
CRUDE OIL SALES
RECEIVE FIXED/PAY FLOATING SWAPS
Not longer than one year	43,625	(1,863)	22,909	1,168
Longer than one year	8,671	(966)	—	—

FUEL OIL SALES
RECEIVE FIXED/PAY FLOATING SWAPS
Not longer than one year	12,396	(483)	9,605	(216)

	64,692	(3,312)	32,514	952

ELECTRICITY

The consolidated entity enters into forward electricity pricing contracts, futures and options contracts, partly to hedge electricity sales under retail contracts in the Eastern and South Eastern Australian markets. The terms of these contracts may range from one half hour in the short term, to three years commencing immediately or at a date in the future.

In addition, electricity trading activities are conducted in accordance with a Board approved policy. Realised gains and losses from this activity are included in the result for the year. The nature of these contracts is similar to interest rate swaps undertaken in the financial markets, in that fixed and variable price components apply and it is the variable price component which creates the exposure that is Origin’s electricity price risk.

	2002		2001
	Contract Amount GWh	Net Fair Value A$’000	Contract Amount GWh	Net Fair Value A$’000
RECEIVE FIXED/PAY FLOATING
Not longer than one year	6,328	10,398	6,938	(51,409)
Longer than one year	2,531	(744)	6,094	(40,305)

PAY FIXED/RECEIVE FLOATING
Not longer than one year	12,717	54,025	14,807	188,602
Longer than one year	14,387	190,312	19,911	321,824

OPTIONS
Not longer than one year	—	13,607	—	17,292
Longer than one year	—	21,128	—	33,140

	35,963	288,726	47,750	469,144

Certain electricity trading contracts were acquired in the previous financial year. The fair value of these contracts at acquisition, together with customer supply contracts, was recognised as commodity hedging contracts (see Note 10).

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

29. FINANCIAL INSTRUMENTS (continued)

(D) CREDIT RISK

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity.

The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the only significant concentration of credit risk with any single counterparty is to Eraring Energy, which is wholly owned by the NSW Government, in relation to commodity hedging contracts.

The credit risk relating to financial assets of the consolidated entity which are recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk relating to derivative contracts is minimised by applying a Board approved policy under which the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies.

Credit exposures relating to foreign currency, commodity and interest rate derivatives is represented by the net fair value position of the contracts, as disclosed, subject to the counterparties performing as contracted.

(E) NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts of bank term deposits, receivables, payables, bank loans and dividends payable approximate net fair value.

Net fair value of listed investments is defined as the quoted market price in an active and liquid market. The carrying amount of the interest in listed stapled securities is appropriate although being above net fair value. Internal analysis, including analysis of discounted future cash flows, supports the carrying value of this investment.

The valuation of derivative contracts detailed in this note reflects the estimated amounts which the consolidated entity would pay or receive on termination of the contracts (net of transaction costs) or replacement of the contracts at their current market rates as at the balance date.

This is determined using independent market quotations and adopting conventional market valuation techniques.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

30. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

	Date of Acquisition	Net Tangible Assets Acquired $’000	Consideration Paid/(Received) $’000	Remaining Beneficial Ownership %
The following controlled entities were incorporated during the current financial year:

OCA (CSG) Pty Ltd				85.23

The following controlled entities were acquired during the current financial year:

Gasmart (Vic) Pty Ltd	14 November 2001	7,651	7,651	100
Transfield CSM Pty Ltd	20 February 2002	10,262	10,262	100
Fletcher Challenge South West Cogeneration Ltd	1 July 2001	69,539	69,539	100

The following controlled entities were de-registered during the current financial year:

Sagini Pty Ltd				—

The following controlled entities were incorporated during the previous financial year:

Origin Energy Retail Holdings Pty Ltd				100
OE JV Co Pty Ltd				100
OE Retail Co Pty Ltd				100
OE Retail LPG Pty Ltd				100
OE Retail Natural Gas Pty Ltd				100
OE Retail Services Pty Ltd				100

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

31. CONTROLLED ENTITIES

Carrying on business in a place other than Australia:

American Samoa:	New Zealand:	Tonga:
Origin Energy American Samoa Inc	Origin Energy Resources NZ Ltd	Tonga Gas Ltd
Western Samoa:	Origin Energy Industries Ltd	Vanuatu:
Origin Energy Samoa Ltd	Papua New Guinea:	Origin Energy Vanuatu Ltd
Cook Islands:	Origin Energy PNG Ltd
Origin Energy Cook Islands Ltd	Solomon Islands:
Fiji:	Origin Energy Solomons Ltd
The Fiji Gas Co Ltd

Name changes during the financial period:

Boral Energy(PNG) Ltd	to	Origin Energy PNG Ltd
Boral Gas Cook Islands Ltd	to	Origin Energy Cook Islands Ltd
Boral Gas (Vanuatu) Ltd	to	Origin Energy Vanuatu Ltd
Boral Gas Samoa Ltd	to	Origin Energy Samoa Ltd
Boral Gas American Samoa	to	Origin Energy American Samoa Inc
Boral Gas Solomons Ltd	to	Origin Energy Solomons Ltd
OE Retail Co Pty Ltd	to	OE SEA Gas Holdings Pty Ltd
OE Retail LPG Pty Ltd	to	OE SEA Gas SPV1 Pty Ltd
OE Retail Natural Gas Pty Ltd	to	OE SEA Gas SPV2 Pty Ltd
OE Retail Services Pty Ltd	to	OE SEA Gas SPV3 Pty Ltd
Origin Energy Retail Holdings Pty Ltd	to	Origin Energy Finance Company Pty Ltd
Transfield CSM Pty Ltd	to	OCA (Durham) Pty Ltd
Fletcher Challenge South West Cogeneration Ltd	to	Origin Energy SWC Ltd

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

		Economic Entity	Economic Entity
	Incorporated in	2002	2001
		%	%
31. CONTROLLED ENTITIES (continued)
Origin Energy Limited	NSW
Huddart Parker Ltd*<	Vic	100	100
Raenniks Ltd (In Voluntary Liquidation)	Vic	100	100
FRL Pty Ltd*<	WA	100	100
BTS Pty Ltd*<	WA	100	100
Origin Energy Power Ltd*<	SA	100	100
Origin Energy SWC Ltd <	WA	100	—
BESP Pty Ltd	Vic	100	100
Origin Energy Holdings Ltd*<	Vic	100	100
Origin Energy Retail Ltd*<	SA	100	100
Origin Energy (Vic) Pty Ltd *<	Vic	100	100
Gasmart (Vic) Pty Ltd <	Vic	100	—
Origin Energy Electricity Ltd*<	Vic	100	100
Origin Energy PNG Ltd	PNG	66.7	66.7
Origin Energy Tasmania Ltd*<	Tas	100	100
The Fiji Gas Co Ltd	Fiji	51	51
Tonga Gas Ltd	Tonga	51	51
Origin Energy Contracting Ltd*<	Qld	100	100
Origin Energy LPG Ltd *<	NSW	100	100
Origin (LGC) (Aust) Pty Ltd*<	NSW	100	100
Origin Energy SA Pty Ltd*<	SA	100	100
Origin Energy Industries Ltd	NZ	100	100
Origin Energy (WA) Pty Ltd*<	WA	100	100
Origin Energy Services Ltd*<	SA	100	100
Origin Energy Asset Management Ltd*<	SA	100	100
Origin Energy Pipelines Pty Ltd*<	Vic	100	100
Origin Energy Pipelines (Vic) Holdings Pty Ltd *<	Vic	100	100
Origin Energy Pipelines (Vic) Pty Ltd *<	Vic	100	100
Origin Energy Solomons Ltd	Solomon Islands	80	80
Origin Energy Cook Islands Ltd	Cook Islands	100	100
Origin Energy Vanuatu Ltd	Vanuatu	100	100
Origin Energy Samoa Ltd	Western Samoa	100	100
Origin Energy American Samoa Inc	American Samoa	99.9	99.9
Origin Energy Resources Ltd*<	SA	100	100
Origin Energy Bonaparte Pty Ltd*<	SA	100	100
Origin Energy Developments Pty Ltd*<	Qld	100	100
Origin Energy Zoca 91-08 Pty Ltd*<	SA	100	100
Origin Energy Petroleum Pty Ltd*<	Qld	100	100
Origin Energy Northwest Ltd	UK	100	100
Sagasco Southeast Inc	Panama	100	100
Sagini Pty Ltd	PNG	—	100
Origin Energy Resources NZ Ltd	NZ	100	100
Sagasco NT Pty Ltd*<	SA	100	100
Sagasco Amadeus Pty Ltd*<	SA	100	100
Origin Energy Amadeus NL*<	Qld	100	100
Amadeus United States Pty Ltd*<	Qld	100	100
Oil Company of Australia Ltd	NSW	85.23	85.23
OCA (CSG) Pty Ltd	Qld	85.23	—
Angari Pty Ltd	SA	85.23	85.23
Oil Investments Ltd	SA	85.23	85.23
OCA (Durham ) Pty Ltd	WA	85.23	—
OCA (Moura) Pty Ltd	Qld	85.23	85.23
OCA (Moura) Transmissions Pty Ltd	WA	85.23	85.23
Origin Energy Finance Company Pty Ltd <	Vic	100	100
OE JV Co Pty Ltd <	Vic	100	100
OE SEA Gas Holdings Pty Ltd	Vic	100	100
OE SEA Gas SPV1 Pty Ltd	Vic	100	100
OE SEA Gas SPV2 Pty Ltd	Vic	100	100
OE SEA Gas SPV3 Pty Ltd	Vic	100	100
Parbond Pty Ltd	NSW	100	100

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

31.  CONTROLLED ENTITIES (continued)

<Entered into a cross guarantee with Origin Energy Limited (refer note 26).
*Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.
All the shares held by Origin Energy Limited in controlled entities are ordinary shares other than those indicated by a symbol above.

Vic Gas Distribution Pty Limited (“Vic Gas”) and its controlled entity Albury Gas Company Limited (“AGC”) are owned 100% (2001: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd (“EnVic”) (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

32.  EQUITY ACCOUNTED INVESTMENTS

DETAILS OF INVESTMENTS IN ASSOCIATES AND JOINT VENTURE ENTITIES ARE AS FOLLOWS:

			Ownership Interest Consolidated		Investment Carrying Amount Consolidated
Name	Principal Activity	Place of Incorp	2002%	2001%	2002 $’000	2001 $’000
Associates:
BIEP Pty Ltd	Cogeneration	Vic	33.3	33.3	—	—
BIEP Security Pty Ltd	Cogeneration	Vic	33.3	33.3	—	—
CUBE Pty Ltd*	Cogeneration	SA	50.0	50.0	8,153	5,574
Gas Industry Superannuation Pty Ltd	Superannuation Trustee	SA	50.0	50.0	—	—
Rockgas Ltd	LPG distributor	NZ	50.0	50.0	4,264	3,277
Vitalgas Pty Limited	Autogas distributor	NSW	50.0	50.0	—	—
WEBE Pty Ltd	Cogeneration	SA	50.0	50.0	—	—

					12,417	8,851

Joint venture entities:
Bulwer Island Energy Partnership	Cogeneration	Qld	50.0	50.0	40,930	41,134
SEA Gas Partnership	Pipeline construction	SA	50.0	50.0	—	—

TOTAL					53,347	49,985

*Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly-owned controlled entity of CUBE Pty Ltd.

(A) INVESTMENTS IN ASSOCIATES

	Consolidated
	2002 $’000	2001 $’000
RESULTS OF ASSOCIATES:
Share of associates’ profit before income tax	7,330	9,740
Share of associates’ income tax attributable to net profit	(4,065)	(4,541)

Share of associates’ net profit—equity accounted	3,265	5,199

SHARE OF POST-ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO ASSOCIATES:
Share of associates retained profits at the beginning of the financial year	6,448	3,820
Share of associates’ net profit	3,265	5,199
Less: Dividends from associates	—	(2,585)
Effect of exchange rate changes	106	14

Share of associates’ retained profits at the end of the financial year	9,819	6,448

MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES:
Carrying amount of investments in associates at the beginning of the financial year	8,851	6,166
Share of associates’ net profit	3,265	5,199
Less: Dividends from associates	—	(2,585)
Effect of exchange rate changes	301	71

Carrying amount of investments in associates at the end of the financial year	12,417	8,851

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

32.  EQUITY ACCOUNTED INVESTMENTS (continued)

(A) INVESTMENTS IN ASSOCIATES (continued)

	Consolidated
	2002 $’000	2001 $’000
SHARE OF ASSOCIATES’ COMMITMENTS:
Share of associates’ capital expenditure commitments contracted but not provided for and payable:
Not later than one year	1,695	232

Share of associates’ operating lease commitments payable:
Not later than one year	449	355
Later than one year but not later than five years	896	719
Later than five years	266	296

	1,611	1,370

SUMMARY OF PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES:
The consolidated entity’s share of aggregate profits, assets and liabilities of associates are as follows:

Net profit after tax	3,265	5,199

Current assets	14,286	12,776
Non-current assets	96,286	99,985

Total assets	110,572	112,761

Current liabilities	13,637	15,489
Non-current liabilities	84,518	88,421

Total liabilities	98,155	103,910

Net assets	12,417	8,851

(B) INVESTMENTS IN JOINT VENTURE ENTITIES

RESULTS OF JOINT VENTURE ENTITIES:
Share of joint venture entities’ profit before income tax	5,073	2,856
Share of joint venture entities’ income tax attributable to net profit	—	—

Share of joint venture entities’ net profit—equity accounted	5,073	2,856

SHARE OF POST—ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO JOINT VENTURE ENTITIES:
Share of joint venture entities’ retained profits at the beginning of the financial year	2,856	—
Share of joint venture entities’ net profit	5,073	2,856

Share of joint venture entities’ retained profits at the end of the financial year	7,929	2,856

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

32. EQUITY ACCOUNTED INVESTMENTS (continued)

(B) INVESTMENTS IN JOINT VENTURE ENTITIES (continued)

	Consolidated
	2002 $’000	2001 $’000
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN JOINT VENTURE ENTITIES:
Carrying amount of investments in joint venture entities at the beginning of the financial year	41,134	16,961
Further investments in joint venture entity during the year	723	21,317
Distributions received	(6,000)	—
Share of joint venture entities’ net profit	5,073	2,856

Carrying amount of investments in joint venture entities at the end of the financial year	40,930	41,134

SHARE OF JOINT VENTURE ENTITIES’ COMMITMENTS:
Share of joint ventures entities’ capital expenditure commitments contracted but not provided for and payable:
Not later than one year	102,994	—
Later than one year but not later than five years	9,172	—

	112,166	—

SUMMARY OF PERFORMANCE AND FINANCIAL POSITION OF JOINT VENTURE ENTITIES:
The consolidated entity’s share of aggregate profits, assets and liabilities of joint venture entities are as follows:
Net profit after tax	5,073	2,856

Current assets	7,947	5,340
Non-current assets	55,138	39,284

Total assets	63,085	44,624

Current liabilities	2,625	3,490
Non-current liabilities	19,530	—

Total liabilities	22,155	3,490

Net assets	40,930	41,134

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

	Consolidated
	2002 $’000	2001 $’000
33. INTEREST IN JOINT VENTURE OPERATIONS

Included in the assets and liabilities of the company and the consolidated entity are the following items which represent the company’s and the consolidated entity’s interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

CURRENT ASSETS
Cash assets	6,614	1,655
Receivables	1,208	966
Inventories	15,239	13,049
Other	1,930	461

TOTAL CURRENT ASSETS	24,991	16,131

NON-CURRENT ASSETS
Property, plant and equipment	347,087	353,602
Exploration, evaluation and development expenditure	383,503	294,598
Other	2,757	28,371

TOTAL NON-CURRENT ASSETS	733,347	676,571

TOTAL ASSETS	758,338	692,702

CURRENT LIABILITIES
Payables	40,522	36,778
Provisions	—	1,211

TOTAL CURRENT LIABILITIES	40,522	37,989

NON-CURRENT LIABILITIES
Provisions	1,511	1,378

TOTAL NON-CURRENT LIABILITIES	1,511	1,378

TOTAL LIABILITIES	42,033	39,367

NET INVESTMENT IN JOINT VENTURES	716,305	653,335

The consolidated entity holds interests in a number of unincorporated joint ventures.

OTHER JOINT VENTURE INFORMATION:
— Sales value of products directly received	274,135	303,369
— Contribution to net profit before tax	108,073	133,412
— Contingent liabilities (included in note 26)	970	784
— Capital commitments (included in note 27)	34,735	15,683
	Interest range
Major areas of interest	2002%	2001%
SA & SWQ Cooper Basin	10.5/27.0	10.5/27.0
Bowen Basin	50.0	50.0

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

34. RELATED PARTY DISCLOSURES

Controlled Entities and Partly Owned Controlled Entities

Interests held in controlled entities and partly owned controlled entities are set out in note 31. During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal terms and conditions.

Associated Entities

Interests held in associated entities are set out in notes 9 and 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

Directors

The following persons held the position of Director of Origin Energy Limited during the financial year:

BG Beeren	T Bourne	CB Carter	GA King	HK McCann	Dr JR Williams

At the Annual General Meeting of Origin Energy Limited (then known as Boral Limited) held on 13 November 1989, the shareholders approved an increase in the maximum amount of fees payable to the Directors of Origin Energy Limited by Origin Energy Limited and its unlisted entities to $650,000. The non-executive Directors of Origin Energy Limited have entered into agreements with Origin Energy Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Origin Energy Limited to enter such agreements given by the shareholders in general meeting.

	Consolidated
	2002 $’000	2001 $’000
Loans to Directors
There were no Employee Share Plan loans or any other loans made to to Directors of the company and its controlled entities during the financial year.

Aggregate amount of outstanding loans to executive Directors (there are no outstanding loans to non-executive Directors)	—	2

Aggregate amount of Employee Share Plan loan repayments received from executive Directors during the financial year	2	3

The names of executive Directors of controlled entities who made loan repayments during the financial year were:
IJ Bulmer, WM Fowler, JA Hayward, MP Middleton, JM Piper, RW Tardif, PJ Thompson, GL White, JR Williams, RJ Willink, AR Wood.

NOTES TO THE FINANCIAL STATEMENTS

34. RELATED PARTY DISCLOSURES (continued)

Employee Share Plan

The Origin Energy Employee Share Plan (ESP) was approved by the Origin Board of Directors. Under the Origin ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees based in Australia and overseas in each year in which the ESP is in effect. All full-time and permanent part-time employees of Origin with at least one year of service qualify for participation in the ESP. Origin Energy Limited shares issued under the ESP are issued as restricted shares which cannot be sold for three years from the date of issue. The shares are issued in the name of the qualifying employee and are not subject to forfeiture. Shares are awarded under the terms of the ESP in recognition of the contribution employees make to the overall success of Origin based on performance hurdles which are established each year. The Origin ESP has been established as a qualifying plan under the Australian Income Tax Act. In recognition of the performance of the company in the year ending 30 June 2000, following the Demerger from Boral, $1,000 worth of shares was offered to every qualifying full-time employee at the time of the Demerger. Qualifying permanent part-time employees who were with Origin at the time of the Demerger were offered an amount pro-rated to their hours of work relative to full time employment.

As a result of this offer, 506,872 shares were issued to 1,502 Australian resident employees under the Origin ESP for no consideration on 1 October 2001. The market value of the shares at the date of issue was $1,490,200. Separate share plans that mirror the ESP but adapt for local laws were established to enable qualifying employees who are not resident in Australia to participate.
As a result of these plans, an additional 75,400 shares were issued to 115 employees on 17 May 2002 with a market value of $259,017 and 46,873 shares were issued to 75 employees on 28 June 2002 with a market value of $157,962.

Executive Share Plan

Origin makes annual contributions to the Executive Share Plan according to a proportion of the variable incentive component of executives remuneration. The trustee of the plan applies to purchase shares on market at prices prevailing at the time and allocates these shares to accounts of executives in accordance with directions from the Directors.

Senior Executive Option Plan

During the year, the company issued 3,525,000 options under the Senior Executive Option Plan at an exercise price of $3.20 each and 495,000 at an exercise price of $2.74. The exercise prices were equal to the market prices of the company's shares at the time of approval by the Board. The company estimates that the current year cost of all options issued during the year using the US accounting standard FAS 123, which prescribes that options be measured at fair value at the date of grant and amortised over the period to vesting date, would have been $1.2 million.

Other Transactions

Transactions entered into during the year with Directors of Origin Energy Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm’s length basis include:

*	the receipt of dividends from Origin Energy Limited

*	participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan

*	terms and conditions of employment

*	reimbursement of expenses

*	purchases of goods and services

Certain non-executive Directors of Origin Energy Limited are associated with legal and consulting firms which derive fees for work done for Origin Energy Limited and controlled entities. Mr CB Carter was during the previous year Senior Vice President of Boston Consulting Group, Mr HK McCann is Chairman of Partners of Allens Arthur Robinson Solicitors (formerly known as Allen, Allen & Hemsley). In the financial year and during the period of directorship of the relevant Directors, Origin Energy Limited and controlled entities paid fees of $7,076 (2001: $593,740) to Boston Consulting Group, $24,578 (2001: $4,618) to Allens Arthur Robinson. The work is done within a normal adviser and client relationship on terms and conditions not more favourable than dealings with other clients on an arm's-length basis in similar circumstances. The amounts paid during the year for these services were not material to the company or to the Director related entities.

Mr HK McCann is also a non-executive Director of Macquarie Bank Limited. During the year, Origin Energy Ltd and its controlled entities paid an amount of $1,744,340 as an underwriting fee to Macquarie Equity Capital Markets Ltd on the raising of $125 million by a private equity placement in July 2001. The underwriting fee was negotiated on an arm's length basis following a competitive tender and was more favourable to the company than all competing bids received at the time.

Origin Energy Limited and/or controlled entities have entered into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $57,461,000 (2001: $56,257,000) from Envestra for managing the networks, received $69,302,000 (2001: $64,422,000) from Envestra as reimbursement for capital expenditure on the networks, paid $203,239,000 (2001: $191,477,000) to Envestra for transporting gas through the networks, and received $18,845,000 (2001: $16,862,000) from Envestra for system use gas and industry support expenditure. Subvention payments of $18,000,000 (2001: $19,000,000) were made during the year. During the year, Origin Energy Limited subscribed for $15,178,000 (2001: $Nil) of stapled securities in Envestra. Messrs. GA King and BG Beeren, Directors of a number of controlled entities, are Directors of Envestra and Ms. KA Moses, Director of a number of controlled entities, is a Director of a controlled entity of Envestra Limited.

Directors and their Director-related entities held 362,681 shares (2001: 318,391 shares) and 2,286,750 options (2001: 1,318,375 options) to subscibe for fully paid ordinary shares at year end. During the year Directors acquired 43,690 shares (2001: 103,862 shares) in on-market transactions and 1,000,000 options (2001: 400,000 options) were granted under the Senior Executive Option Plan on the same terms and conditions as those granted to other employees. The estimated value of these options is $688,000 (2001: $156,800) calculated at the date of agreement to grant the options using a Black-Scholes model.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

34. RELATED PARTY DISCLOSURES (continued)

Remuneration of Directors

The number of Directors of Origin Energy Limited, including any executive Director, whose total income received, or due and receivable, directly or indirectly, from Origin Energy Limited or from any related party, falls within each band of income of $10,000 as follows:

	Origin Energy Limited
	2002	2001
$50,000—$59,999	—	1
$60,000—$69,999	—	1
$70,000—$79,999	2	1
$80,000—$89,999	1	—
$130,000—$139,999	—	1
$150,000—$159,999	1	—
$570,000—$579,999	1	—
$600,000—$609,999	—	1
$1,190,000—$1,199,999	1	—
$1,280,000—$1,289,999	—	1

	6	6

	Consolidated		Origin Energy Limited
	2002 $’000	2001 $’000	2002 $’000	2001 $’000
Total income received, or due and receivable, including Directors’ fees paid by Origin Energy Limited of $368,000 (2001: $313,000), received by all Directors of each entity in the consolidated entity, including executive Directors except those who are Directors of wholly owned controlled entities only, directly or indirectly, from the entities of which they are Directors or from any related party.	4,676	5,273	2,158	2,215

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

35. REMUNERATION OF EXECUTIVES

The number of executive officers of the consolidated entity whose total income received, or due and receivable, directly or indirectly, from the entities in the consolidated entity or any related party, in connection with the operational management and strategic direction of the entities in the consolidated entity, whether as executive officers or otherwise, which fall within each band of income over $100,000 is set out below.

Consolidated			Consolidated
2002		2001	2002		2001
$170,000-$179,999	—	1	$340,000-$349,999	1	—
$180,000-$189,999	—	2	$370,000-$379,999	1	—
$190,000-$199,999	1	—	$400,000-$409,999	1	1
$200,000-$209,999	1	1	$430,000-$439,999	2	3
$210,000-$219,999	1	—	$460,000-$469,999	1	—
$220,000-$229,999	—	4	$470,000-$479,999	1	—
$230,000-$239,999	2	—	$480,000-$489,999	2	1
$240,000-$249,999	1	2	$490,000-$499,999	—	1
$250,000-$259,999	—	2	$570,000-$579,999	1	—
$260,000-$269,999	1	1	$580,000-$589,999	—	1
$270,000-$279,999	2	1	$600,000-$609,999	1	1
$290,000-$299,999	2	—	$700,000-$709,999	—	1
$300,000-$309,999	1	—	$1,190,000-$1,199,999	1	—
$310,000-$319,999	1	—	$1,280,000-$1,289,999	—	1

$330,000-$339,999	2	—		27	24

	Consolidated
	2002	2001
	$’000	$’000
Total income received, or due and receivable, by those executive officers from the entities in the consolidated entity or any related party, whose income was at least $100,000.	46,384	37,028

Senior Executive Option Plan

Origin Energy Limited grants options to senior executives pursuant to the Senior Executive Option Plan, to subscribe for fully paid ordinary shares in the capital of Origin Energy Limited. The following are the options exercised during the financial year and the options outstanding at year end.

Exercised during the year	Outstanding at 30 June 2002	Exercise price *	Expiry date
125,000	—	$2.57	16 Aug 2001
213,000	—	$2.57	22 Oct 2001
	1,160,000	$2.92	11 Dec 2002
	70,000	$5.02	11 Dec 2002
	30,000	$2.92	2 Mar 2003
285,000	645,000	$1.66	4 Dec 2003
20,000	50,000	$1.50	4 Dec 2003
100,000	60,000	$1.66	19 Jan 2004
	1,250,000	$2.24	1 Feb 2004
18,650	1,665,900	$1.76	6 Dec 2004
	139,400	$1.78	6 Dec 2004
	1,830,000	$1.27	1 Mar 2005
	400,000	$1.27	1 Mar 2005
	495,000	$2.74	31 Aug 2006
	3,495,000	$3.20	16 Dec 2006
	30,000	$3.20	14 Jan 2007

* The percentage of options which may be exercised is calculated on a sliding scale dependent on the company’s performance against the reference group of companies. Hurdle rates for these options are based on improvement in the Total Shareholder Return (TSR) index, i.e. the index which measures total shareholder returns maintained by the Australian Stock Exchange which calculates share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of companies.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

36. DEED OF CROSS GUARANTEE

The following consolidated statement of financial performance and statement of financial position comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 26), after eliminating all transactions between parties to the Deed.

	Consolidated
for year ended 30 June	2002 $'000	2001 $'000
STATEMENT OF FINANCIAL PERFORMANCE

Profit from ordinary activities before income tax	133,205	92,401
Income tax expense	38,609	21,085

Net profit	94,596	71,316

Retained profits at the beginning of the financial year	901,822	855,880
Reduction on share buy-back	—	(3,992)
Dividends provided for or paid	(34,203)	(22,965)
Aggregate of amounts transferred from reserves	1,478	1,583

Retained profits at the end of the financial year	963,693	901,822

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

36. DEED OF CROSS GUARANTEE (continued)

	Consolidated
as at 30 June	2002 $’000	2001 $’000
STATEMENT OF FINANCIAL POSITION
CURRENT ASSETS
Cash assets	8,725	8,263
Receivables	424,839	468,863
Inventories	35,949	31,466
Other	36,613	48,266

TOTAL CURRENT ASSETS	506,126	556,858

NON-CURRENT ASSETS
Receivables	16,630	30,232
Investments accounted for using the equity method	49,087	46,978
Other financial assets	196,131	208,239
Property, plant and equipment	983,339	832,272
Exploration, evaluation and development expenditure	81,648	52,686
Intangibles	633,560	703,833
Deferred tax assets	168,080	156,299
Other	8,504	9,396

TOTAL NON-CURRENT ASSETS	2,136,979	2,039,935

TOTAL ASSETS	2,643,105	2,596,793

CURRENT LIABILITIES
Payables	263,243	275,329
Interest—bearing liabilities	85,051	223,018
Current tax liabilities	2,779	5,454
Provisions	65,600	93,325

TOTAL CURRENT LIABILITIES	416,673	597,126

NON-CURRENT LIABILITIES
Payables	6,036	40,134
Interest-bearing liabilities	565,139	520,034
Deferred tax liabilities	166,767	157,191
Provisions	28,490	87,839

TOTAL NON-CURRENT LIABILITIES	766,432	805,198

TOTAL LIABILITIES	1,183,105	1,402,324

NET ASSETS	1,460,000	1,194,469

EQUITY
Contributed equity	385,039	178,457
Reserves	111,268	114,190
Retained profits	963,693	901,822

TOTAL EQUITY	1,460,000	1,194,469

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

37. EARNINGS PER SHARE

	Consolidated		Unaudited Energy Consolidated Pro-forma
for year ended 30 June	2002 Cents		2001 Cents		2000 Cents
Basic earnings per share	20.2	¢	17.1	¢	0.5	¢
Diluted earnings per share	20.1	¢	17.1	¢	0.5	¢

Weighted average number of shares used as the denominator

	2002 Number		2001 Number		2000 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	637,291,869		571,989,823		565,050,178
Effect of executive share options on issue	2,996,168		1,435,676		477,902

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	640,288,037		573,425,499		565,528,080

Reconciliations of earnings used in calculating earnings per share

	2002 $’000		2001 $’000		2000 $’000
Basic earnings per share
Net profit	133,600		103,629		5,819
Net profit attributable to outside equity interests	(4,940)		(5,593)		(3,082)

Earnings used in calculating basic earnings per share	128,660		98,036		2,737

Diluted earnings per share
Net profit	133,600		103,629		5,819
Net profit attributable to outside equity interests	(4,940)		(5,593)		(3,082)

Earnings used in calculating diluted earnings per share	128,660		98,036		2,737

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Comparative information

The basic and diluted earnings per share for the year ended 30 June 2001 have been recalculated in accordance with AASB 1027: “Earnings Per Share” to comply with the revised standard. The change did not significantly impact the recalculation of the prior year earnings per share information.

Information about basic and diluted EPS

During the year, 761,650 (2001: 1,115,250) options were exercised or lapsed. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 282,511 (2001: 47,732).

The following Senior Executive Share Options have not been included in the calculation of diluted EPS as they are not dilutive:

Expiry date 11 December 2002	70,000	options
Expiry date 16 December 2006	3,495,000	options
Expiry date 14 January 2007	30,000	options

Full details of these options are set out in Note 35

There was no conversion to, calling of, or subscription for, ordinary shares between the reporting date and the time of completion of the financial report. There were 95,000 potential ordinary shares issued between the reporting date and the time of completion of the financial report.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

38.  EVENTS SUBSEQUENT TO BALANCE DATE

CitiPower Electricity Retail Business Acquisition

On 19 July 2002 the company announced the acquisition of the electricity retail business of CitiPower for a total of $137 million. Completion subsequently took place on 30 August 2002. The transaction was concurrent with the purchase by Cheung Kong Infrastructure (“CKI”) and Hong Kong Electric (“HKE”) of the CitiPower electricity distribution and retail businesses from American Electric Power for a total sum of $1,555 million. Following these transactions CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.

OCA CSG Purchase from Clovelly & Davis

On 1 July 2002, Oil Company of Australia Ltd (“OCA”), a controlled entity, entered into an agreement to acquire further interests in Fairview and Durham Coal Seam Gas (“CSG”) fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for USD 24.5 million. The acquisition provides further initial interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP

1. Principal Differences Between Australian GAAP and US GAAP

Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States (US GAAP). In Australia, financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board and codified in the Australian Corporations Law (Australian GAAP). The principal differences between the accounting policies where material to the preparation of Origin Energy Limited's financial statements are set out below:

Property, Plant and Equipment

Under Australian GAAP triennial revaluations by independent valuers have been carried out since 30 June 1975. Australian GAAP allows non-current assets to be revalued upwards via an asset revaluation reserve. Where no previous surplus is held in the asset revaluation reserve in respect of a class of non-current assets, impairments to asset values are recorded in the Statement of Financial Performance. Incremental revaluations cannot be recorded in the statement of financial performance, except to the extent that they represent a reversal of a previous write-down in the value of the asset taken to net income. US GAAP does not permit an upward revaluation of property, plant and equipment. US GAAP requires that permanent diminution in value be recorded in the statement of financial performance when an asset is impaired in accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed of”. Once impairment is recorded subsequent recovieries are not allowed.

The consolidated entity applied new accounting standard AASB 1041 “Revaluation of Non-Current Assets” for the first time from 1 July 2000 (see note 1), adopting the cost basis as the carrying amount for property plant and equipment. This makes Australian GAAP consistent with US GAAP except to the extent of revaluation reserve retained in the deemed cost of property plant and equipment at 1 July 2000.

Goodwill

Under Australian GAAP, in accordance with AAS 18 “Accounting for Goodwill” issued in 1984, goodwill (being the excess of the cost of an acquisition over the fair value of the identifiable net assets acquired) is amortised over the period of time during which the benefits are expected to arise to a maximum of twenty years. In years prior to 1984, goodwill under AGAAP was written-off in the year incurred as an extraordinary item.

Under US GAAP, prior to the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” on 1 July 2002, goodwill is required to be amortised over its economic useful life, not to exceed forty years.

Hence, an adjustment is required for US GAAP to reinstate goodwill written off in years prior to 1984 under AGAAP. A further adjustment is also made to reflect the amortisation of all goodwill over its economic useful life not exceeding forty years.

Additionally, under US GAAP, at acquisition, deferred tax liabilities are recognised for the excess of the carrying amount over the tax basis of identifiable intangible assets, such as licences, which has a corresponding impact upon the estimation of goodwill at acquisition. Australian GAAP does not recognise the deferred tax liability at acquisition.

Exploration, Evaluation and Development Expenditures

The consolidated entity follows the ‘Area of Interest’ method in accounting for petroleum and natural gas evaluation and development expenditures. Australian GAAP defines an ‘Area of Interest’ as an individual geological area which may, or has been proven to, contain an oil or gas field. Under the ‘Area of Interest’ method all expenditures are allocated to that area of interest and capitalised, provided such costs are expected to be recouped through successful development and exploitation, or exploration activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Under US GAAP the ‘Successful Efforts’ or ‘Full Cost’ method must be followed. Origin Energy follows the ‘Full Cost’ method for US GAAP purposes. The ‘Full Cost’ method allows the accumulation of costs in respect of all exploration and development activities undertaken by the consolidated entity subject to the limitation that such costs may not exceed the present value of net cash flows from economically recoverable reserves in place ( ‘ceiling test’).

Therefore, for US GAAP purposes, the consolidated entity reinstates exploration expenditure written-off, subject to the limitation of the ceiling test. Additionally, the amortisation of capitalised expenditure on producing properties is adjusted between AGAAP and US GAAP. A unit-of-production amortisation approach is used under both US GAAP and AGAAP, however, differing definitions of reserves are incorporated in the calculation of the depletion rate under US GAAP and AGAAP.

Software Development and Implementation Costs

In 2002 & 2001, Origin capitalised costs in relation to the implementation of certain computerized transaction processes. Under US GAAP, only those costs that have met the capitalisation requirements of SOP 98-1 – “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” have been carried forward as an asset. Costs not meeting SOP 98-1 capitalisation requirements have been expensed for US GAAP.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

1. Principal Differences Between Australian GAAP and US GAAP (continued)

Associated Entities

In previous years under Australian GAAP, investments in associated entities were carried at historical cost and dividends were recorded as income when received. Effective 1 July 1998, the entity adopted the revised accounting standard AASB 1016 “Accounting for Investments in Associates”. The standard requires the equity method of accounting for associates. Under this standard, the carrying amount of investments in associates is adjusted by the consolidated entity’s share of the associates’ net profit or loss after tax and other movements in reserves. These amounts are recognised in the consolidated Statement of Financial Performance and consolidated reserves, respectively.

Under US GAAP, investments for associated entities have always been accounted for under the equity method of accounting. Origin Energy’s associates have historically distributed most of their current year earnings as dividends; therefore, the difference between accounting under Australian GAAP and US GAAP was not significant in previous years.

Employee Pension Plans

Under US GAAP, expense for defined benefit plans is determined using a defined methodology that is based on the concept of accrual accounting. This methodology results in expenses being recorded on a systematic basis over the working lives of the employees covered by the plans. In addition, US GAAP requires recognition of an additional minimum liability if an unfunded accumulated benefit obligation exists (that is, the fair value of a plan’s assets are less than the accumulated benefit obligation), and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If such an additional minimum liability is recognized, an equal amount shall be recognized as an intangible asset, or in certain circumstances, as a direct reduction of shareholders’ equity.

In accounting for retirement benefits, Australian GAAP requires the recognition of the expense to the consolidated entity when contributions are paid and payable to pension plans.

Employee compensation

As allowed under SFAS 123 “Accounting for Stock-Based Compensation” Origin Energy elected to apply the fair value approach for all options issued after 1 July 2001. Application of the fair value approach requires that the fair value of the options be determined at their date of grant and subsequently amortised to the statement of financial performance over the life of the option. Options issued prior to 1 July 2001 are still accounted for using the intrinsic approach, as prescribed by APB 25 “Accounting for Stock Issued to Employees”. As Origin Energy’s options are granted at market value no intrinsic compensation cost was recognised for these options at the date of grant. However, the options were issued with hurdle rates so they are accounted for as a variable plan, with compensation expense being recognised every year until the options vest or expire.

For US GAAP the fair value of shares issued under the Employee Share Scheme is recognised as compensation expense, whereas Australian GAAP treats these as shares issued for no consideration.

Outside Equity Interests

The consolidated entity’s outside equity interests are included as part of total shareholders’ equity under Australian GAAP. Under US GAAP these amounts are excluded from total shareholders’ equity.

Deferred Income Taxes

Accounting under Australian GAAP for deferred income taxes is under the liability method, and is equivalent in most major respects to the US SFAS No. 109 ‘Accounting for Income Taxes’. Under US GAAP, all deferred tax assets and liabilities are required to be recognised on the Statement of Financial Position, and a valuation allowance recorded against any deferred tax assets to the extent it is not ‘more likely than not’ that they will be realised. For Australian GAAP, deferred tax assets related to temporary differences are brought to account when it is assured ‘beyond a reasonable doubt’ and net operating losses must pass a ‘virtually certain’ threshold. Management has assessed deferred tax assets under the US GAAP ‘more likely than not’ criteria and has concluded that the additional net deferred tax asset to be bought to account under US GAAP at 30 June 2002 is nil (2001 nil). See note 14 for disclosure of certain past tax losses recognised for Australian GAAP purposes.

In addition, SFAS No. 109, ‘Accounting for Income Taxes’ requires recognition of a deferred tax liability in respect of identifiable intangible assets such as licences at acquisition.

Restructuring Provision

Under Australian GAAP Origin Energy has recorded restructuring provisions relating primarily to employee redundancy costs. Under US GAAP the period in which such restructuring provisions are accrued is based on the guidance in Emerging Issues Task Force Issue No. 94-3 (‘94-3’). Summarily, 94-3 requires that as of the balance date management must approve and commit Origin Energy to the plan; the plan is communicated to the employees; the plan states the number, type and location of the jobs to be terminated and asset locations and methods of their disposal; and the period of time to complete the plan indicates that significant changes in the plan are not likely.

Certain components of the restructuring provision provided for under Australian GAAP do not meet the criteria specified in 94-3. Therefore, the provision and related charge to the statement of financial performance may not be recorded under US GAAP until such costs are actually incurred.

Environmental Clean Up Accruals

The company regularly assesses the liability associated with certain gas manufacturing sites that had been identified as contaminated as a result of prior activities conducted. Until 1 July 2000, under Australian GAAP the company was able to consider this contamination as an impairment to the value of land. This resulted in contaminated land being stated at recoverable amount net of estimated containment costs with an associated adjustment being recorded against the asset revaluation reserve. Any additional containment costs over the recoverable amount were recorded as a provision for environmental costs.

Under US GAAP, land is valued at original cost and therefore an adjustment cannot be made against the asset revaluation reserve. Accordingly, the estimated containment costs included in the value of land under Australian GAAP, have been provided as a charge to US GAAP net income.

From 1 July 2000 with the adoption of AASB 1041 “Revaluation of non-current assets” (see Note 1) the provision for remediation is recorded separately with movements impacting net income, hence, treatment under Australian GAAP is consistent with that under US GAAP.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

1. Principal Differences Between Australian GAAP and US GAAP (continued)

Dividends

For Australian GAAP, dividends declared by Origin Energy are provided for in the financial statements at year end if declaration date is prior to the financial statements being signed. Under US GAAP, such amounts provided are added back to shareholders’ equity where declaration has not occurred at balance date.

Deferred Expenses

In 1998, the AICPA issued Statement of Position 98-5 ‘Reporting on the Costs of Start-Up Activities’ which is effective for fiscal years beginning after 15 December 1998. This SOP provides guidance on the financial reporting of pre-operating expenses and organisational costs associated with the Company's start-up activities. It requires these costs to be expensed as incurred. Under Australian GAAP, such costs may be deferred to the extent that future economic benefits will eventuate.

Discount on Long-Term Obligations

Under Australian GAAP, the Company is not required to discount certain long-term obligations to their present value. Under US GAAP, such liabilities would initially be recorded at their present values using an appropriate interest rate. Subsequently, an interest charge would be recognized on these liabilities over their term to maturity.

Accounting for Certain Investments in Equity Securities

Under Australian GAAP, the Company accounts for its investments in equity securities at the lower of cost or recoverable amount.

US GAAP requires specific accounting for investments in equity securities. Equity securities that have readily determinable fair values are classified as either “trading” or “available-for-sale”. If such securities are held principally for resale in the near term, they should be classified as trading. All other equity securities would be considered available-for-sale.

Under US GAAP, both trading and available-for-sale securities are recorded at fair value in the balance sheet. Changes in fair value for trading securities are reflected in the statement of financial performance whereas, changes in the fair value of available-for-sale securities which have not been realised are recorded as other comprehensive income. If there is an other-than-temporary decline of fair value of available-for-sale securities, the decline is recognised in the statement of financial performance, and the security is written down in the statement of financial position. Realised gains and losses on securities classified as available-for-sale are measured against amortised cost and reflected in net income.

Accounting for Derivative Financial Instruments

Origin Energy uses various derivative instruments to hedge certain risks related to changes in interest rates, foreign exchange risks, and commodity price risks. Under Australian GAAP, derivative financial instruments that are designed as, and effective as hedges, of such risks are accounted for on the same basis as the underlying exposure. Gains/losses on these instruments are deferred and recognised as adjustments to the hedged transactions.

Under US GAAP, all derivative instruments are recorded on the Statement of Financial Position at their fair value. If hedge accounting is appropriate based upon the specified criteria of Statement of SFAS No. 133, the impact of recording the derivative instrument is offset to the extent that the hedging relationship is effective. All ineffectiveness in the hedging relationship as well as derivative instruments not qualifying for hedge accounting are reflected in the Statement of Financial Performance for US GAAP purposes.

Long Lived Assets

During the year ended 30 June 2000, under Australian GAAP Origin Energy changed its policy for determining the recoverable amount of non-current assets from undiscounted future cash flows to a discounted cash flows basis. For US GAAP purposes to determine whether an asset has been impaired the entity shall estimate the future cash flows expected to result from the use of the asset on an undiscounted basis. If the net carrying value of the asset is greater than the estimated undiscounted cash flows then the asset is deemed to be impaired. Once an asset is deemed impaired, it must be written down to its fair value. If fair value is determined using cash flows, those cash flows should be discounted. Therefore, under US GAAP undiscounted cash flows should initially be used to determine the recoverable amount of non-current assets.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

1. Principal Differences Between Australian GAAP and US GAAP (continued)

Demerger Transaction Costs

During the financial year ended 30 June 2000, the Company separated its buildings and construction materials businesses from its energy businesses by way of a reduction in the existing number of shares on issue followed by the issue of new shares in its building construction materials business to existing shareholders. The transaction costs associated with the separation of the two businesses were recorded as a charge to equity for Australian GAAP. Under US GAAP these costs are considered to be period costs and were charged to net income when incurred.

New Boral Profit

Under Australian GAAP the effective date of the separation of New Boral from Origin Energy for accounting purposes was 1 January 2000. Under US GAAP the effective date of the demerger is the date of consummation, being 18 February, 2000. Accordingly, the income/loss for New Boral for the period 1 January 2000 to 18 February 2000 is required to be adjusted for US GAAP reporting purposes.

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

2. Impact on Net Income

	Years ended 30 June,
Application of US GAAP would have had the following effect on net income:	2002 A$’000	2001 A$’000	2000 A$’000
Operating profit after income tax as reported in the consolidated financial statements	133,600	103,629	98,383
Outside equity interests	(4,940)	(5,593)	(2,853)

Operating profit in accordance with Australian GAAP	128,660	98,036	95,530
Adjustments: (before income tax and outside equity interests)
Depreciation, depletion and amortisation of:
Buildings (1)	231	318	(445)
Mine Properties (2)	(8,872)	(21,760)	(12,656)
Goodwill (3)	(2,790)	1,279	1,685
Deferred expenses (4)	2,796	(3,504)	2,332
Employee costs (5)	(4,067)	(3,066)	(1,271)
Profit/(Loss) on sale of non-current assets (6)	1,478	(158)	(13,314)
Restructuring and other provisions (7)	(14,300)	(2,031)	(1,923)
Environmental (8)	(807)	—	3,148
Software development and implementation costs (9)	(3,043)	(963)	(671)
Derivative financial instruments (10)	23,936	(21,706)	1,770
Discount on long term obligations (11)	(1,376)	(2,309)	(4,136)
Movement in provision for diminution in investments (12)	1,437	(3,592)	6,219
Change in accounting policy to discounted cash flows (13)	—	—	76,159
New Boral profit prior to effective demerger date excluded for Australian GAAP (14)	—	—	8,039
Transaction costs (15)	—	1,036	(38,607)

	123,283	41,580	121,859
Adjustment: Tax effect of adjustments	8,117	20,940	6,791

Net adjustment after tax before outside equity interests	131,400	62,520	128,650
Adjustment: outside equity interests share of after tax adjustments	(157)	2,295	2,097

Approximate net income in accordance with US GAAP	131,243	64,815	130,747
Other comprehensive income, net of taxes:
Foreign currency translation adjustments net of income tax (16) (tax expense/(benefit) 2002: $Nil, 2001: $Nil, 2000: $12,749,000)	(1,444)	1,089	(5,424)
Additional minimum liability related to pensions (17)	—	248	(1,132)
Unrealised gains/ (losses) on investments (tax benefit 2002: $438,000 tax expense 2001: $5,444,000, tax benefit 2000: $7,102,000) (18)	(1,021)	10,569	(12,627)

Comprehensive income in accordance with US GAAP	128,778	76,721	111,564

Accumulated other comprehensive income balances:
Foreign currency translation adjustments	7,720	9,164	8,075
Additional minimum liability related to pensions	(1,883)	(1,883)	(2,131)
Unrealised gains/ (losses) on investments	(11,848)	(10,827)	(21,396)

	(6,011)	(3,546)	(15,452)

Basic earnings per share in accordance with US GAAP (19)	20.6 ¢	11.3 ¢	23.1 ¢
Diluted earnings per share in accordance with US GAAP (20)	20.5 ¢	11.3 ¢	23.1 ¢
The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format:
Operating revenue	2,389,178	1,655,375	3,524,371
Operating expenses:
Cost of sales	1,535,775	968,682	2,254,868
Other operating expenses	495,089	411,194	991,031
Depreciation and amortisation	173,926	131,925	244,011

Total operating expenses	2,204,790	1,511,801	3,489,910

Operating profit before interest and tax	184,388	143,574	34,461
Other income	39,630	23,937	181,892
Interest expense	(44,476)	(33,976)	(101,220)
Income tax expense	(54,280)	(37,961)	(31,529)

Net income after interest and tax	125,262	95,574	83,604
Equity share of associated entities after tax	8,338	8,055	14,779
Minority interest in operating profits/losses after interest and tax	(4,940)	(5,593)	(2,853)

Net profit after income tax	128,660	98,036	95,530

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

(1)	Adjustment of depreciation, depletion and amortisation charges due to the following:

i)	the revaluation of land and buildings not permitted under US GAAP; and

ii)	the adjustment of the depreciation rate on freehold buildings to 2.5% per annum.

(2)	Adjustment to conform with US GAAP “full cost” method.

(3)	Amortisation of goodwill as required by US GAAP.

(4)	Represents deferred expenditure and related amortisation not meeting the criteria for deferral under SOP 98-5 Reporting on the Costs of Start-Up Activities.

(5)
Current period effect of SFAS No.87 Employers’ Accounting for Pensions and compensation cost arising from options and employee shares under SFAS No.123. The expense for options granted pre 1 July 2001 is calculated using the intrinsic expense method as prescribed by APB 25. The charge for options granted post 1 July 2001 is calculated using the fair value method.

(6)	Adjustment to profit on sale of non-current assets due to revaluations on non-current assets not permitted under US GAAP.

(7)	Represents restructuring and other provisions recorded in different time periods for US GAAP.

(8)	Environmental costs provision established in accordance with US GAAP.

(9)
Represents costs of complete computer software and hardware development projects which have been capitalised under Australian GAAP. These costs are expensed as incurred for USGAAP under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

(10)	Adjustment to account for derivative financial instruments at fair value.

(11)	Adjustments for certain long term obligations to discount to present value in accordance with US GAAP.

(12)	Adjustment for movements in provision for diminution in value not deemed to be permanent under US GAAP.

(13)	Adjustment for determining recoverable amount of non-current assets from discounted cash flow to undiscounted cash flow basis.

(14)	Adjustment to include New Boral income prior to effective demerger date.

(15)	Adjustment of demerger transaction costs recorded as period costs for US GAAP

(16)	Report foreign currency translation adjustments as comprehensive income in accordance with US GAAP.

(17)	Report additional minimum liability as comprehensive income in accordance with US GAAP.

(18)	Adjust available-for-sale investments to fair value in accordance with US GAAP.

(19)	The weighted average number of shares used in the calculation of basic EPS, retrospectively adjusted for the 2 for 1 share consolidation in fiscal 2000, for each period is:
2002: 637,291,869; 2001:571,989,823; 2000: 568,050,178. Refer note 37

(20)	The weighted average number of shares used in the calculation of Diluted Earnings per Share for each period is:
2002: 640,288,037; 2001: 573,425,499; 2000: 565,528,080. Refer note 37

NOTES TO THE FINANCIAL STATEMENTS
Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

3. Impact on Equity

Application of US GAAP would have had the following effect on Equity:

	As at 30 June,
	2002 A$’000	2001 A$’000
Equity in accordance with Australian GAAP	1,626,039	1,328,372
Outside equity interests (1)	(33,495)	(35,423)

	1,592,544	1,292,949
Adjustments : (before income tax and outside equity interests)
Revaluation and depreciation of assets (2)	(34,479)	(36,188)
Goodwill (3)	190,336	215,128
Mine Properties (4)	(39,216)	(30,344)
Establishment/Deferred expenses (5)	(7,122)	(9,918)
Employee Costs (6)	(9,768)	(9,768)
Dividends (7)	19,435	22,922
Restructuring and other provisions (8)	(11,191)	3,109
Environmental (9)	(13,732)	(12,925)
Software development and implementation costs (10)	(4,006)	(963)
Deferred tax liability (3)	(157,836)	(184,055)
Derivative financial instruments (11)	2,200	(21,736)
Discount on long term obligations (12)	(11,750)	(10,374)
Change in accounting policy to discounted cash flows (13)	76,159	76,159
Adjustment of available-for-sale investments to fair value (14)	(14,803)	(14,781)

	1,576,771	1,279,215
Adjustment: Tax effect of adjustments	64,047	59,709

Net adjustment after tax before outside equity interests	1,640,818	1,338,924
Adjustment: outside equity interests share of after tax adjustments	10,534	10,691

Approximate Equity in accordance with US GAAP	1,651,352	1,349,615

(1)	Elimination of outside equity interests consistent with US GAAP.
(2)	Elimination of increments in respect of revalued assets not permitted under US GAAP and the cumulative effect of adjusting depreciation on freehold buildings to 2.5% per annum.
(3)
Reinstatement of goodwill which had previously been written off and amortisation in accordance with US GAAP plus recognition of additional goodwill on acquisition arising from the recognition of a deferred tax liability on licences at acquisition under SFAS 109 ‘Accounting for Income Taxes’

(4)	Cumulative effect of adjustments to conform with US GAAP “full cost” method.
(5)	Represents amounts not meeting the criteria for deferral under US GAAP SOP 98-5 Reporting on the Costs of Start-Up Activities.
(6)
Cumulative effect of SFAS 87 Employers’ Accounting for Pensions, including recognition of an additional minimum liability. The expense recognised under USGAAP for stock based compensation is offset by an equivalent credit to contributed equity.

(7)	Reversal of final dividend provision as declaration had not occurred within the financial year.
(8)	Represents restructuring and other provisions recorded in different time periods for US GAAP.
(9)	Provision established for environmental costs as per US GAAP.
(10)
Represents costs of computer software and hardware development projects which have been capitalised under Australian GAAP. These costs are expensed as incurred for USGAAP under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

(11)	Adjustment to account for derivative financial instruments at fair value.
(12)	Adjustments for discounting certain long term obligations to present value in accordance with USGAAP.
(13)	Adjustment for determining recoverable amount of non-current assets from discounted cash flow to undiscounted cash flow basis.
(14)	Adjust available-for-sale investments to fair value in accordance with USGAAP.

Independent Audit Report

The Board of Directors and Shareholders
Origin Energy Limited

Under date of 9 September 2002, we reported on the consolidated statement of financial position of Origin Energy Limited and controlled entities as of June 30, 2002 and 2001, and the related statements of financial performance, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended June 30, 2002 as contained in the annual report on Form 20-F for 2002. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule II as listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG

Sydney, Australia
9 September 2002

SCHEDULE II

ORIGIN ENERGY LIMITED AND CONTROLLED ENTITIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
YEARS ENDED JUNE 30, 2000, 2001 AND 2002
(A$’000)

	Balance at beginning of period	Charged to costs and expenses	Other (deductions) additions *	Balance at end of period
Year ended June 30, 2000
Allowance for doubtful debtors accounts	21,831	6,987	(21,497)	7,321
Allowance for diminution in inventories	1,405	–	(1,405)	–

Year ended June 30, 2001
Allowance for doubtful debtors accounts	7,321	1,071	2,144	10,536
Allowance for diminution in inventories	–	582	–	582

Year ended June 30, 2002
Allowance for doubtful debtors accounts	10,536	3,366	850	14,752
Allowance for diminution in inventories	582	1,682	–	2,264

*	This is primarily amounts relating to controlled entities acquired and disposed, and the demerger of the building and construction material operations at January 1, 2000.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Constitution of Origin Energy

4.1	Executive Share Plan

4.2	Senior Executive Option Plan

4.3	Employee Share Plan

10.1	Written Statement of the principal executive officer pursuant to 18 U.S.C. § 1350.

10.2	Written Statement of the principal financial officer pursuant to 18 U.S.C. § 1350.