Form 20-F/A
period 2002-06-30
ORIGIN ENERGY LTD
filed 2003-06-10
CIK 845033

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION
12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL
YEAR ENDED JUNE 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
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

YES ☑ NO ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☑ ITEM 17 ☐ ITEM 18

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

	Year Ended June, 30	Year ended June 30,	Pro Forma Year ended June 30,	Year ended, June 30,
	2002	2001	2000	2000	1999	1998
	(All amounts in A$ millions unless otherwise specified)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
Amounts prepared in accordance with Australian GAAP

Sales revenue(1)	2,389.2	1,655.4	1,496.1	3,524.4	4,898.6	4,702.6

Operating profit before significant items and income tax(2)	187.8	141.6	101.1	253.6	326.3	292.2

Significant items(2)	0.0	0.0	(107.5)	(123.7)	0.0	(117.2)

Income Tax	(54.2)	(38.0)	12.2	(31.5)	(98.9)	(89.7)

Net income before outside equity interests	133.6	103.6	5.8	98.4	227.4	85.3

Outside equity interest	(4.9)	(5.6)	(3.1)	(2.9)	1.1	0.7

Net income	128.6	98.0	2.7	95.5	228.6	86.0

Earnings per ordinary share	A$0.20	A$0.17	A$0.05	A$0.11	A$0.20	A$0.08

Pro forma earnings per ADS(3)(5)	N/A	US$0.37	US$0.12	US$0.55	US$1.01	US$0.40

Dividends per Ordinary share	A$0.05	A$0.04	A$0.12	A$0.21	A$0.15	A$0.15

Pro forma dividends per ADS(4)(5)	N/A	US$0.07	US$0.30	US$0.52	US$0.77	US$0.74

Amounts prepared in accordance with US GAAP

Net income/(loss)	131.2	64.8	67.7	130.7	163.8	513.6

Basic and diluted earnings/(loss) per ordinary share(5)(7)	A$	0.21	A$	0.11	A$	0.12	A$	0.23	A$	0.29	A$	0.89

Basic and diluted earnings/(loss) per ADS(3)(8)		N/A	US$	0.25	US$	0.30	US$	0.57	US$	0.72	US$	2.43

STATEMENT OF FINANCIAL POSITION DATA:

Amounts prepared in accordance with Australian GAAP

Current assets		586.2		584.8		424.0		424.0		1,959.9		1,573.0

Current liabilities		527.5		668.5		319.0		319.0		1,388.5		1,241.5

Total assets		2,957.9		2,828.8		2,231.3		2,231.3		6,882.9		5,918.2

Long-term debt		565.1		520.0		430.0		430.0		1,829.8		1,089.7

Equity		1,626.0		1,328.4		1,240.4		1,240.4		3,089.7		3,096.1

Amounts prepared in accordance with U.S. GAAP(6)

Total assets		3,037.3		2,929.0		2,438.4		2,438.4		7,505.7		6,445.6

Long-term debt		565.1		520.0		430.0		430.0		1,829.8		1,089.7

Equity		1,651.3		1,349.6		1,299.1		1,299.1		3,174.5		3,221.3

(1)	Sales revenue in 1999, 2000, 2001 and 2002 includes revenue associated with our agency agreement with Gascor (1998-1999: A$20.0 million; 1999-2000: A$181.2 million; 2000-2001: $161.0 million; 2001-2002: $171.5 million). For a discussion of our agreement with Gascor see Item 4B “Business Overview—Natural Gas.”
(2)	As a result of the first time application on July 1, 2000 and also applicable for years ended June 30, 2001 and 2002 of the revised standards AASB 1018—Statement of Financial Performance, AASB 1034—Financial Report Presentation and Disclosures and the new AASB 1040 (Statement of Financial Position), revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 3(d) to our Consolidated Financial Statements.
(3)	Converted to US dollars based on average Noon Buying Rate for the period indicated with each ADS representing eight Ordinary Shares prior to the Demerger and four Ordinary Shares following the Demerger. On December 15, 2000 we terminated our ADR program and no ADRs were outstanding after December 15, 2001. See “Currency of Presentation and Certain Definitions” and Item 4A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program.”
(4)	Converted to US dollars at the Noon Buying Rate at the respective payment dates of such dividends with each ADS representing eight Ordinary Shares prior to the Demerger and four Ordinary Shares following the Demerger. The Depositary’s maximum fee of US$.01 per ADS per cash distribution has been deducted from each of the converted amounts. On December 15, 2000 we terminated our ADR program and no ADRs were outstanding after December 15, 2001. See “Currency of Presentation and Certain Definitions” and Item 4A “History and Development of Origin Energy—Termination of the American Depositary Receipts Program.”
(5)	Earnings per ordinary share and dividends per ordinary share have been retrospectively adjusted to reflect the 2 for 1 share consolidation, which occurred in February 2000 in connection with the Demerger.
(6)	For a discussion of the principal differences between Australian GAAP and US GAAP that are applicable to us, see Note 39 to our Consolidated Financial Statements.
(7)

Basic and diluted earnings per ordinary share of A$0.23 for the year ended June 30, 2000, the year in which the demerger was effected, consists of A$0.11 relating to discontinued operations, being the demerged building products and construction materials business, and A$0.12 relating to continuing operations, being the ongoing energy business.

(8)	Basic and diluted earnings per ADS of US$0.57 for the year ended June 30, 2000, the year in which the demerger was effected, consists of US$0.27 relating to discontinued operations, being the demerged building products and construction materials businesses, and US$0.30 relating to continuing operations, being the ongoing energy business.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for Offer and Use of Proceeds

Not Applicable

D. Risk Factors

We have identified the following factors that could materially adversely affect our business, financial condition, and results of operations.

Changes in interest rates and other market factors may adversely affect our business.

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

A reduction in crude oil prices may negatively impact our results.

Our revenues are sensitive to changes in crude oil prices and associated liquids, including LPG. The international price for crude oil has historically been volatile. Any prolonged decline in crude oil prices could materially adversely affect our business, financial condition and results of operations.

Fluctuations in foreign exchange rates could adversely affect our revenues and profits.

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

Unpredictable weather conditions may adversely affect our results of operations.

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

Variations in natural gas and electricity prices, whether through contract renegotiations or changes in applicable tariffs or relevant market forces, could adversely affect our results of operations.

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

Volatility in energy procurement costs and the uncertainty in future demand for gas and electricity could have a material adverse effect on our financial condition and results of operations.

Our exposure to electricity and gas procurement costs varies over time. Wholesale procurement costs are volatile and are influenced by many independent factors, such as weather, generator/producer competitive behavior, retailer competitive behavior, infrastructure reliability, actions of the market operator, changes in the market rules and the level of economic activity, which are difficult to predict.

There is a risk of increased volatility and higher procurement costs in relation to the supply of electricity due, in part, to the absence of a sufficient forward market and the inability of electricity retailers to pass the cost of volatility and higher procurement costs on to their customers. Such movements in wholesale electricity prices can have a significant effect on our trading, generation and retail profitability.

Gas is typically sold under long-term contracts and therefore is not exposed to the same spot price volatility as electricity. However, with the development of the daily gas market in Victoria and the increase in gas-fired electricity generation, gas procurement cost risks may increase over time and may have an effect on the certainty of wholesale gas prices.

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

We rely on various trading counterparties, and their failure to meet their obligations could have a material adverse effect on our business and results of operations.

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

Contestability in energy retail markets is being implemented progressively across Australia, and it is difficult to assess how this reform may impact our business.

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

Actions by Australian federal or state governments could have negative impacts on our operations and results.

Changes to ownership of energy assets and regulation of Australian energy markets are likely to lead to increased levels of competition. In the event that state and federal governments in Australia slow down or reverse the process of deregulation and/or regulated returns, it could have a material adverse effect on our business, financial condition and results of operations.

We may have fewer oil and gas reserves than our estimates indicate.

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

The development and the exploitation of competing sources of gas supply could cause our sales to decline.

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

Failure of our suppliers to meet their contractual obligations could negatively impact our business.

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

Our operations are subject to various risks which are beyond our control.

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

Our insurance may not be sufficient to cover all potential claims.

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

We are subject to stringent environmental laws and regulations, which impose substantial costs and subject us to significant potential liabilities.

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

Future national and international climate control measures may significantly impact our business.

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

We are involved in a legal proceeding which could adversely affect our financial condition.

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

Complying with ongoing changes in the Australian tax system may negatively impact our results of operations.

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

We are exposed to land tenure processes that may negatively impact our operations.

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

Our presence in gas production and distribution increased with the acquisition of the Brisbane Gas Company in 1971 and the Launceston Gas Company in 1980. This was followed closely by the expansion of our activities in oil exploration with the acquisition of an 85% interest in Oil Company of Australia Ltd or OCA, a separately listed public company, between 1980 and 1985. As of April 30, 2003, Origin Energy and its wholly owned subsidiaries held 100,220,689 shares in OCA, representing 85.23% of the issued capital of OCA. The balance of OCA’s issued capital was owned by Santos Limited, with 14,693,140 shares representing 12.49% of the issued capital of OCA, and various other shareholders, with 2,678,982 shares or 2.28% of the issued capital of OCA. All holders of ordinary shares in OCA have equal entitlement to distributions from the company.

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

Asset	Sales Volume 2001-2002 (PJe)	Sales Volume 2000-2001 (PJe)	Asset Production Details
Cooper (South Australia/Queensland)	48.2	47.6	Drilled 68 exploration, appraisal and development wells. The Cooper Basin parties are negotiating with potential customers for supply of gas beyond 2004.

Surat Basin (Queensland)	3.6	5.7	Lower gas sales under contract coupled with increased gas into Newstead storage facility.

Denison Trough (Queensland)	8.3	8.1	Increase due to higher sales to Queensland Alumina Limited.

Moura (CSG) (Queensland)	2.7	2.4	Increase due to higher sales into medium-term Energex contract.

Peat (CSG) (Queensland)	5.2	2.2	Increase due to full year of sales into long-term BP Clean Fuels Project contract.

Fairview (CSG) (Queensland)	0.1	nil	Initial interest in Fairview acquired in mid-2001, and increased in February and July 2002.

Eromanga Oil (Queensland)	1.9	2.8	Decrease due to sale of Bodalla Block assets.

Port Campbell (Victoria)	0.4	0.7	Production from Dunbar well ceased.

Katnook/Ladbroke Grove (South Australia)	6.6	5.8	Increased sales due to base loading of Ladbroke Grove Power Plant.

Asset	Sales Volume 2001-2002 (PJe)	Sales Volume 2000-2001 (PJe)	Asset Production Details
Beharra Springs (Western Australia)	2.1	3.8	Lower gas sales following completion of Alcoa contract. New gas contract with Alcoa commenced in May 2002.

Hovea (Western Australia)	0.1	nil	Commenced production in February 2002. Production was suspended in June 2002. Full production recommenced in October 2002.

Tubridgi (Western Australia)	7.2	7.6	Lower gas sales following cessation of Atlinta contract.

Total	86.4	86.7

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

We do not currently attribute any proved reserves to these fields, as development plans for the fields are not yet complete. However, the operator of the fields, Woodside Petroleum Ltd, is currently undertaking development studies and we anticipate booking proved reserves in these fields in our next formal reserves assessment in July 2003.

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

We are continuing to monitor the potential rewards from each area versus the risks taken to achieve economic success. This year, we relinquished the following areas to achieve a more balanced portfolio:

•	Otway Basin permit PEL 72; and

•	the remaining offshore Carnarvon Basin permit interests in EP 342,TP/9 and W-8-L.

The following tables set forth information related to our 2001-2002 drilling program and results, and our anticipated drilling program for 2002-2003.

2001-2002 Drilling Program and Results

Area	Exploration	Appraisal	Development	Total	Success Rate Number of Wells	Success Rate (%)
Cooper	10	3	53	66	61	92
Denison	2	1	1	4	2	50
Surat	3	1	—	4	3	75
Eromanga	—	—	—	—	—	—
Coal seam gas	1+2[1]	12	24+1[1]	40[2]	36	90
Onshore Otway	1	—	—	1	—	—
Offshore Otway	1	1	—	2	1	50
Bass Basin	—	—	—	—	—	—
Perth Basin	4+1[1]	—	—	5	3	60
Carnarvon	—	—	—	—	—	—
New Zealand	2+1[1]	—	—	3	—	—
US	2	—	—	2	1	50

Total	30	18	79	127	107	84

1	Wells drilling at June 30, 2002.
2	Includes four cored non-production wells.

2002-2003 Expected Drilling Program

Area	No. of Wells	Exploration & Development Cost to Company (A$millions)
Cooper Basin	61	31
Other Producing	28	28
Coal Seam Gas	66	23
Greenfields	9	31

Total	164	113

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

As a result of these acquisitions, we believe we should be able to achieve sustainable competitive advantage in our retail business. The acquisition of Powercor and CitiPower electricity retail businesses has increased our customer base to over 2 million customers to make us the second largest energy retailer in Australia, and we now have the systems, capabilities and skills to offer both gas and electricity to all our customers. This is known as dual-fuel capability. We believe that these factors provide us with a sustainable competitive advantage versus many of the other competitors in the Australian energy market. This business also provides long-term access to markets that we expect will foster more rapid commercialization of our gas resources. Additionally, we believe that the risks that electricity retailers face with respect to volatility in wholesale electricity prices is mitigated by our market position in merchant generation.

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

In the state of Victoria, Full Retail Contestability was introduced on January 13, 2002, in respect of electricity, and on October 1, 2002 in respect of gas. The Victorian Government has reserve powers of price regulation in respect of smaller usage customers through provisions in the Electricity Industry Act 2000 and the Gas Industry Act 2001.

The Victorian Government’s stated aim in the longer term is for competition in the supply of electricity and gas to develop to the point where competition can be regarded as being fully effective, and for consumers to be protected in regard to the prices that they pay for the supply of electricity and gas through the operation of this competitive market. Towards the end of 2001, the five incumbent Victorian electricity retailers proposed increases in electricity prices to domestic and small business customers of between 15% and 21%, which would take effect from 1 January 2002. The Victorian Government directed the Office of the Regulator-General, whose role has since been subsumed into the Essential Services Commission, to undertake a benchmarking study to assess the proposed price increases.

Following the Office of the Regulator-General’s investigation, the Victorian Government exercised its reserve power of price regulation to contain the average price rises that each retailer could introduce. These ranged between allowed price rises of 2.5% and 15.5%. We were awarded a 13.5% increase, effective January 13, 2002, in the franchise area associated with the Powercor electricity retail business that we purchased in 2001. This increase in average electricity tariffs resulted in a significant increase in our revenues. Special payments made directly to customers by the Victorian Government reduced the impact of this increase on some regional and rural customers. Despite these tariff increases, which were largely to compensate for structural inadequacies in the tariff system, margins continue to be tight with little scope for price competition. Electricity market participants were also settling in new systems in the initial period of contestability and these two factors limited customer churn during the first six months.

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

Envestra is a public company listed on the Australian Stock Exchange. Envestra securities are “stapled” securities, consisting of a Loan Note and an ordinary share, initially paid to A$1.00, which can only be traded as a single stapled unit on the Australian Stock Exchange. Distributions made by Envestra to date have comprised the payment of interest and repayment of principal under the Loan Note. Such distributions are as determined by the board of directors of Envestra and are the same for all holders of Envestra securities. The interest and principal repayments are based on schedules that were disclosed in the Envestra listing prospectus but are subject to the discretion of the board of directors of Envestra to limit distributions to available cash. There have been no dividends paid on the ordinary shares since Envestra was listed on the Australian Stock Exchange in August 1997.

During 2001-2002 we acquired an additional 17.4 million stapled securities in Envestra as part of a private placement at a price of A$15.2 million. Envestra undertook the placement to raise funds to assist in restructuring its finances. We participated in this placement on the same terms and conditions as did many other institutions. This acquisition of additional stapled securities in Envestra allowed us to maintain our current percentage ownership in Envestra. Distributions from Envestra increased from A$0.0925 per share in 2000-2001 to A$0.0950 cents per share in 2001-2002.

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

Despite the progressive implementation of deregulation, governments or regulators in most states retain a role in regulating tariff changes for small customers. Small customers are defined in most jurisdictions as those consuming less than 10 TJ per annum. On November 1, 2001, we applied for an increase in tariffs for small natural gas customers in Victoria. Granting of the tariff increase was subject to review by the Office of the Regulator General of Victoria and approval by the Victorian Government. The price increase was granted in mid December 2001 and applied from January 1, 2002. Retail gas prices for our Victorian residential customers increased by an average of 2.5% but gas prices for more than 98% of small business customers remained unchanged. In other jurisdictions tariff increases of 3.1% and 6.7% were granted in South Australia and Queensland respectively.

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

The nature and use of property, plant and equipment varies across each of our business segments with the most significant investment in such assets existing in our Exploration and Production and Generation business segments.

Our Exploration and Production business segment holds property, plant and equipment carried at A$675.5 million. These assets are predominantly employed in the development and production processes relating to our oil and gas reserves. The location of our Exploration and Production property, plant and equipment is closely aligned to the location of our producing reserves which are geographically spread across Australia. Exploration and Production’s main producing asset is in the South Australian and South West Queensland Cooper Basin where property plant and equipment valued at A$498.8 million is employed in our oil and gas production processes in this region.

Our Generation business segment holds property, plant and equipment carried at A$212.9 million comprising a portfolio of gas-fired generation plants. The combined capacity of our generation plants was 598 MW as at June 30, 2002, and these power plants are spread geographically across South Australia, Queensland and Western Australia. Our portfolio of generation plants include the Osbourne Cogeneration plant in South Australia, which has a capacity of 180 MW, and the Bulwer Island Cogeneration plant in Queensland, which has a capacity of 32 MW. Our interests in these plants are represented in our equity accounted investments and as such the assets of these plants are not included in our property, plant and equipment balance in our Statement of Financial Position. The largest of our other generation plants are the Quarantine Power Station in South Australia, which has a capacity of 95 MW and is carried at A$79.1 million and the Ladbroke Grove Power Station, also located in South Australia, which has a capacity of 80MW and is carried at A$46.6 million. Additionally, following our purchase of Fletcher Challenge South West

Cogeneration Ltd, we hold a 50% interest in the Worsley Power Station located in Western Australia, which has a capacity of 120 MW and is carried at A$61.0 million.

We also own land and buildings with a net carrying value of A$44.0 million. Our land and buildings are located throughout Australia and the Pacific Region.

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

Proved Reserves

	Year Ended June 30,
	2002	2001	2000
Australia
Oil (1)
Developed	1,746	3,704	4,787
Undeveloped	807	394	473
Gas (2)
Developed	269	292	325
Undeveloped	256	181	197
LPG (3)
Developed	171	218	262
Undeveloped	393	367	390
Condensate (1)
Developed	1,595	1,969	2,389
Undeveloped	5,112	4,646	4,893
United States
Oil (1)
Developed	18	—	—
Undeveloped	—	—	—
Gas (2)
Developed	—	—	—
Undeveloped	—	—	—
LPG (3)
Developed	—	—	—
Undeveloped	—	—	—
Condensate (1)
Developed	—	—	—
Undeveloped	—	—	—

(1)	In thousands of barrels.
(2)	In petajoules.
(3)	In thousands of tonnes.

The following table sets forth, net quantities of oil (including condensate and natural gas liquids) and of gas produced for each of our last three fiscal years. No quantities of oil or gas were received during each of these years applicable to long-term supply or similar agreements with foreign governments or authorities in which we act as producer.

Production

	Year Ended June 30,
	2002	2001	2000
Australia
Oil (1)	563	936	1,188
Gas (2)	72	68	72
LPG (3)	74	65	76
Condensate (1)	668	643	674
United States
Oil (1)	—	—	—
Gas (2)	—	—	—
LPG (3)	—	—	—
Condensate (1)	—	—	—

(1)	In thousands of barrels.
(2)	In petajoules
(3)	In thousands of tonnes.

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

Accounting Policies

We have applied accounting policies consistently in each entity in the consolidated entity and, except where there is a change in an accounting policy, those accounting policies are consistent with those of the previous year. A full description of our significant accounting policies is included in Note 1 of our Consolidated Financial Statements.

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

We made the change in the basis for calculating earnings per share figures in order to comply with the revised AASB 1027—”Earnings Per Share” which was issued in June 2001. The earnings per share information for 2000-2001 has been recalculated to present the comparative amounts on a consistent basis with 2001-2002. The change did not significantly impact the recalculation of the 2000-2001 earnings per share information.

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

Fiscal Year 2001-2002  (in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest and Tax (EBIT)(1)(2)
Segments
Exploration and Production	262.9	186.2	104.3
Retail	1,937.8	173.5	99.5
Generation	63.2	30.4	15.8
Network	125.3	22.9	20.4
Corporate	—	(8.4)	(9.3)

Total	2,389.2	404.6	230.7

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	877.0	81.9	129.7
Retail	1,386.7	74.0	78.3
Generation	279.0	14.6	46.1
Network	175.8	2.5	0.7
Corporate	50.5	0.9	0.4

Segment Total	2,769.0	173.9	255.2
Cash and Deferred Tax assets(4)	188.9	—	—

Total	2,957.9	173.9	255.2

Fiscal Year 2000-2001

(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest and Tax (EBIT)(1)(2)
Segments
Exploration and Production	278.2	201.2	122.1
Retail	1,231.0	66.4	23.6
Generation	35.5	25.0	17.2
Network	110.7	22.0	19.9
Corporate	—	(9.4)	(9.5)

Total	1,655.4	305.2	173.3

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	774.1	79.1	128.7
Retail	1,456.1	42.8	16.2
Generation	173.7	7.8	46.8
Network	176.5	2.1	0.5
Corporate	70.6	0.1	6.8

Segment Total	2,651.0	131.9	199.0
Cash and Deferred Tax assets(4)	177.8	—	—

Total	2,828.8	131.9	199.0

Fiscal Year 1999-2000

(in millions of A$)

	External Sales	Earnings Before Interest, Tax, Depreciation & Amortization (EBITDA)	Earnings Before Interest, Tax and Significant Items(1)(2)
Segments
Exploration and Production	265.8	186.5	96.9
Retail	1,055.5	58.4	16.5
Generation	24.4	16.1	9.6
Network	150.4	22.6	20.9
Corporate	—	(12.2)	(12.8)

Energy Segment Total	1,496.1	271.4	131.1
Discontinued Activities(3)	2,028.2	300.8	197.1

Total	3,524.3	572.2	328.2

	Assets	Depreciation And Amortization	Capital Expenditure
Segments
Exploration and Production	764.6	89.6	91.0
Retail	941.3	41.9	24.6
Generation	117.1	6.5	28.6
Network	69.3	1.7	0.1
Corporate	197.3	0.6	1.2

Energy Segment Total	2,089.6	140.3	145.5
Discontinued Activities(3)	—	103.7	66.4

Cash and Investments(4)	141.7	—	—

Total	2,231.3	244.0	211.9

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail and Trading	Natural gas, LPG, electricity, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Network	Infrastructure investment and management services
Corporate	Corporate head office functions
Discontinued Activities

Bricks, plasterboard, timber products, roof tiles, aluminum products, concrete products, quarrying, road surfacing, premix concrete, flash, cement, transport, concrete placing, scaffolding, tire retreading and retailing, natural stone

(1)	As a result of the first time application on July 1, 2000 of the revised standards AASB 1018—“Statement of Financial Performance”, AASB 1034—“Financial Report Presentation and Disclosures” and the new AASB 1040—“Statement of Financial Position”, revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items. See Notes 1 and 3(d) of Notes to our Consolidated Financial Statements. No such reclassification has been made to the operating profit figures in these tables for 1999-2000.
(2)	Earnings before interest, significant items and tax includes profit on sale of non-current assets.
(3)	Discontinued activities—1999-2000 data include the half-year results to December 31, 1999 for the demerged building products and construction materials businesses.

(4)	We applied the revised AASB 1005—“Segment Reporting,” (issued in August 2002), for the first time from July 1, 2001. Segment information for 2000-2001 has been restated in accordance with this standard. The figures for 1999-2000 have not been adjusted for application of the revised standard. Hence, unallocated assets for 2001-2002 and 2000-2001 include cash & future income tax benefit, but 1999-2000 includes cash and investments.

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

External sales revenue for the Retail segment increased to A$1,937.8 million in 2001-2002 from A$1,231.0 million in 2000-2001, an increase of A$706.8 million, or 57%, which was almost entirely due to an initial full year’s contribution from the retail electricity business that we acquired from Powercor in June 2001. The Powercor business provided a four-fold increase in the volume of electricity that we sold from 2.1 terrawatt hours (twh) for 2000-2001 to 8.4 twh for 2001-2002 and was accompanied by a 13.5% increase in electricity prices for customers using less than 160 megawatts per annum in the Powercor franchise area on January 13, 2002.

External sales for the Generation segment increased to A$63.2 million in 2001-2002 from A$35.5 million in 2000-2001, an increase of A$27.7 million, or 78%. This increase was principally as a result of increased contribution from power generation reflecting our acquisition of the Worsley Cogeneration interest, which added A$30.8 million to revenues, and the commissioning of the new Quarantine Power Station, which added a further A$3.8 million in revenues, offset by lower prices received for sales from merchant plants, which reduced revenues by A$12.9 million. The balance, an increase of A$6.0 million, resulted from greater contribution from other energy products and services.

External sales revenue for the Networks segment increased to A$125.3 million in 2001-2002 from A$110.7 million in 2000-2001, an increase of A$14.7 million or 13%. A$13.9 million of this increase was due to increased revenue recognized in relation to recovery of capital and operating costs incurred under our network management agreement with Envestra. A further A$0.8 million increase in revenues resulted from management fees charged to Envestra increasing from 2.5% to 3% of Envestra haulage revenue for South Australia, Queensland and Northern Territory on July 1, 2001.

External sales revenue for the Exploration and Production segment declined to

A$262.9 million in 2001-2002 from A$278.2 million in 2000-2001, a decrease of A$15.3 million or approximately 5%. Reductions in oil production volumes and realized prices inclusive of the effects of crude oil and foreign exchange hedging accounted for most of this decrease. Production of crude oil from the Cooper Basin and Surat Basins declined by 97,000 barrels contributing to a decrease of A$4.3 million in revenues. Production of crude oil from the Eromanga Basin area was 154,000 barrels lower in 2001-2002 than in 2000-2001 following the sale of all of our oil producing assets in this area in October 2001, and accounted for a decrease of A$6.8 million in revenues. A reduction in realized oil prices, inclusive of crude oil and foreign exchange hedging, from an average of A$44.33 per barrel in 2000-2001 to A$42.20 per barrel in 2001-2002 accounted for a further reduction in revenue of A$2.2 million. Although there were increased gas, condensate and ethane sales volumes from the Cooper Basin and the Denison Trough, and increased natural gas sales from coal seam gas and the onshore Otway Basin, these increases were offset by reduced natural gas sales from the Perth, Carnarvon and Surat Basins, and reduced sales of LPG.

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

Raw materials and consumables expense increased to A$1,535.8 million in 2001-2002 from A$968.7 million in 2000-2001, an increase of A$567.1 million or 58%. Our LPG business experienced lower operating and supply costs resulting in a reduction in raw materials and consumables expenses of A$91.6 million. The remaining increase of A$658.7 million was principally associated with our electricity business as a result of a full year’s operation of the Powercor electricity retail business.

Depreciation and amortization increased to A$173.9 million in 2001-2002 from A$131.9 million in 2000-2001, an increase of A$42.0 million or 32%. The increase was primarily due to an amortization charge of A$26.0 million against commodity hedging contracts acquired from Powercor in June 2001, higher depreciation charges against plant and equipment in the Generation segment of A$6.8 million, and a full year of amortization charges against licences of A$4.5 million following our acquisition of Powercor’s electricity retail business in June 2001, higher amortization charges against producing fields in our Exploration and Production business of A$3.4 million and other increases of A$1.3 million.

Exploration and production costs increased to A$49.0 million in 2001-2002 from A$42.0 million in 2000-2001, an increase of A$7.0 million or 17%. This increase was due to a A$5.2 million increase in recharges from joint ventures, including charges relating to the evaluation of discoveries in the Otway Basin, that are operated by other companies, an increase in exploration provisions and write-offs of A$3.3 million, offset by reductions in other costs of A$1.5 million.

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

New Accounting Policies

As a result of the first time application on July 1, 2000 of the revised standards AASB 1018—”Statement of Financial Performance”, AASB 1034—”Financial Report Presentation and Disclosures” and the new AASB 1040—”Statement of Financial Position”, revenue and expense items previously disclosed as abnormal were reclassified and are now disclosed as individually significant items. See Notes 1 and 3(d) to our Consolidated Financial Statements. Nevertheless, there were no abnormal or significant items recorded in our accounts for 2000-2001. An abnormal loss of A$72.6 million after tax and outside equity interests was recorded for 1999-2000, predominantly due to a write-down of our upstream oil and gas assets of A$81.7 million before tax following the adoption of discounted future cash flows for determining the carrying value of assets pursuant to Australian Accounting Standard AASB 1010— “Accounting for the Revaluation of Non-Current Assets”. In 1999-2000,we also made significant provisions of A$21.3 million before tax, comprising a A$5.0 million environmental provision for the remediation of contaminated land and a A$16.3 million provision for the write-down of other assets including our autogas joint venture and our investment in Magellan Petroleum Australia Limited. Costs incurred during 1999-2000 in connection with the implementation of the GST, which became effective July 1, 2000, totaled A$2.9 million after tax. Offsetting these costs was a A$13.2 million significant tax benefit resulting from changes to taxation rates and a significant benefit of A$10.2 million relating to the recognition of exploration tax benefits. As a result, net profit after tax, outside equity interests and abnormal, or significant items in 1999-2000 was A$2.7 million.

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

Capital expenditure on plant and equipment for 2001-2002 totaled A$169.5 million excluding acquisitions, an increase of A$54.2 million from 2000-2001. Of this, stay-in-business capital expenditure was A$64.9 million, a decrease from A$83.4 million in 2000-2001. Stay-in-business capital expenditure represents the capital expenditure incurred by us to maintain our existing operations. It includes the cost of replacing existing capital assets, capital expenditure incurred in meeting regulatory and environmental requirements, and capital expenditure incurred in maintaining the deliverability of gas and oil fields under existing contracts. The majority of stay-in-business capital expenditure in 2001-2002 was associated with drilling facilities development in the South Australian and Queensland sectors of the Cooper Basin.

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

Our capital expenditure commitments (committed under contract or otherwise at June 30, 2002) over the next five years are A$81.0 million, A$59.5 million of which we expect to incur in 2002-2003. These commitments relate primarily to the purchase of plant and equipment, as well as exploration and development expenditure. We also have commitments for contributions to superannuation, or pension, plans for our employees. See Note 27 to our Consolidated Financial Statements for a discussion of the nature of our obligations under these commitments.

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
	(A$ in ‘000s)
Lease Liabilities
Finance Leases:
Lease commitments in respect of finance leases of plant and equipment are payable as follows:
not later than one year	35	18
later than one year but not later than five years	90	34

	125	52
Deduct: Future finance charges and executory costs	1	—

Total	124	52

Operating Leases:
Lease commitments in respect of operating leases are payable as follows:
not later than one year	11,889	10,985
later than one year but not later than five years	16,549	11,688
later than five years	4,263	571

Total	32,701	23,244

See Note 17 to our Consolidated Financial Statements

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows from operating activities, investing activities and financing activities for the periods shown.

	2001-2002	2000-2001	1999-2000
	(A$ in millions)
Operating Activities	321.3	253.2	428.1
Investing Activities	(389.6)	(521.2)	169.5
Financing Activities	70.5	265.2	(717.5)

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

Dividends

Dividends provided for or paid during 2001-2002 and 2000-2001 are set out below.

	2001-2002	2000-2001
	(A$ in ‘000s)
Final prior year dividend under provided	1,818	43
Interim dividend of A$0.02 cents per share, fully franked at 30% (2001: Nil cents per share)	12,950	—

	14,768	43
Final dividend of A$0.03 cents per share, fully franked at 30% payable October 21, 2002 (2001: A$0.04) cents per share, fully franked at 30% paid October 9, 2001)	19,435	22,922

	34,203	22,965

See Note 5 to our Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table illustrates the timing of our contractual obligations and commercial commitments as of June 30, 2002.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(A$ in millions)
Short-Term Debt	85.2	85.2	—	—	—
Long-Term Debt	565.1	—	385.1	180.0	—
Finance Leases	125.0	35.0	90.0	—	—
Operating Leases	32.7	11.9	16.5	—	4.3
Unconditional Purchase Obligations—trade creditors and accruals	377.6	371.5	6.1	—	—
Capital expenditure commitments	81.0	59.5	21.5	—	—

Total Contractual Cash Obligations	1,266.6	563.1	519.2	180.0	4.3

	Amount of Commitment Expiration Per Period
Other Commercial Obligations	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(A$ in millions)
Contingent liabilities—Bank guarantees	99.6	98.2	1.2	0.0	0.2

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

We have disclosed adjustments in Note 39 to our Consolidated Financial Statements—”Reconciliation from Australian GAAP to US GAAP” to reflect the impact on income and equity of recording the derivative financial instruments in the statement of financial position at their fair value as required under US GAAP.

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

Electricity Trading Contracts

The following table summarizes the changes in net fair value of our electricity trading contracts recorded in the US GAAP statement of financial position during the year ended June 30, 2002:

	(in $A millions)
Net fair value of contracts outstanding as at June 30, 2001		372.33
Change in net fair value during the year ended June 30, 2002 for:
—Contracts settled during the year	(147.24)
—Unrealiszed mark-to-market gain for contracts held at year end	5.11

Total change in net fair value		(142.13)

Net fair value of contracts outstanding as at June 30, 2002		230.20

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

The maturity profile of our electricity trading contracts recorded on the US GAAP statement of financial position as at June 30, 2002 is as follows:

	Less than 1 year	1-3 years	4-5 years	In Excess of 5 years	Total Discounted Net Fair Value
Electricity Trading contracts	74.3	83.8	65.6	6.5	230.2

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

New Australian Accounting Standards

Australian Accounting Standards Board (“AASB”) 1044—”Provisions, Contingent Liabilities and Contingent Assets” will apply to annual and half-year reporting periods beginning on or after 1 July 2002. It is intended to harmonize with International Accounting Standards (“IAS”) 37—”Provisions, Contingent Liabilities and Contingent Assets.” The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

AASB 1028—”Employee Benefits (formerly Accounting for Employee Entitlements)” has been revised and reissued. The new standard will apply to annual reporting periods beginning on or after July 1, 2002. The new standard is intended to harmonize with IAS 19 Employee Benefits.

AASB 1020—”Income Tax” has been revised and reissued. The new standard will applied to half-years ending on or after June 30, 2005 and financial years ending on or after December 31, 2005. The revised standard focuses on the tax effects of transactions and other events that affect amounts recognized in the statement of financial position or tax-based balance sheet. The superseded standard focused on the tax effects of transactions and other events that affect amounts recognized in an entity’s net profit or loss as reported in the statement of financial performance or included in the entity’s tax return. IAS 12—”Income Taxes” will be adopted once the IASB issues an amended standard under the IASB’s convergence program.

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

Mr Bruce G Beeren

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

Directors and Executive Officers

	Fixed Remuneration A$	Variable Remuneration A$	Non-cash benefits A$	Retirement contributions A$	Total A$	Options Issued A$		Value of Options Issued A$
Non Executive Directors
Mr H K McCann	157,500	—	—	50,808	208,308	—		—
Mr T Bourne	70,000	—	—	22,528	92,528	—		—
Mr C B Carter	65,000	—	—	20,958	85,958	—		—
Dr J R Williams	75,000	—	—	24,550	99,550	—		—
Executive Directors
Mr G A King	779,132	368,000	25,870	25,000	1,198,002	750,000	(1)(3)	516,000
Mr B G Beeren	420,675	144,000	10,512	—	575,187	250,000	(1)(3)	172,000
Executive Officers (excluding Directors)
Ms K A Moses	384,814	165,000	21,985	34,239	606,038	240,000	(2)(3)	165,120
Mr J M Piper	291,329	110,000	28,113	53,940	483,382	180,000	(2)(3)	123,840
Mr A M Stock	318,166	108,000	—	54,500	480,666	190,000	(2)(3)	130,720
Mr A R Wood	313,347	90,000	38,993	34,167	476,507	100,000	(2)(3)	68,800
Mr P J Vines	332,083	103,000	25,000	—	460,083	210,000	(2)(3)	163,290

(1)	We issued options to Executive Directors in December 2001 following approval from shareholders at the 2001 Annual General Meeting.
(2)	We issued options to executive officers (excluding directors) in December 2001 under the terms of the shareholder-approved Senior Executive Option Plan in recognition of performance in the year to June 30, 2001, except in the case of P J Vines, to whom options were issued following the start of his employment with us. The options entitle the holder to purchase one of our Ordinary Shares . The purchase price of the options was nil and they have an exercise price equal to the prevailing market price at the time of issue. The ability to exercise the options is conditional on our achieving certain performance hurdles described below.

(3)	Using Black-Scholes methodology to value options issued, the estimated value of the options would be $0.688 per option for options issued in December 2001 and $0.859 per option for options issued in July 2001.

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

The following table sets forth all options outstanding under the Option Plan as of September 10, 2002.

Senior Executive Option Plan	Other (1)	First Exercise Date	Expiry Date	Exercise Price per Share A$	Hurdle Price per Share A$
195,000	965,000	December 11, 2000	December 11, 2002	2.92	3.51(2)
	70,000	December 11, 2000	December 11, 2002	5.02	6.02(2)
	30,000	March 2, 2001	March 2, 2003	2.92	3.51(2)
195,000	355,000	December 4, 2001	December 4, 2003	1.66	2.00(2)
	50,000	December 4, 2001	December 4, 2003	1.50	1.80(2)
	60,000	January 19, 2002	January 19, 2004	1.66	2.00(2)
	1,250,000	February 1, 2002	February 1, 2004	2.24	(3)
259,850	1,406,050	December 6, 2002	December 6, 2004	1.76	(3)
	139,400	December 6, 2002	December 6, 2004	1.78	(3)
1,830,000	—	March 1, 2003	March 1, 2005	1.27	(3)
400,000	—	March 1, 2003	March 1, 2005	1.27	(3)
495,000	—	August 31, 2004	August 31, 2006	2.74	(4)
3,495,000	—	December 16, 2004	December 16, 2006	3.20	(4)
30,000	—	January 14, 2005	January 14, 2007	3.20	(4)

(1)	Options issued prior to the Demerger held by non-employees pursuant to the terms of the Demerger.
(2)	Options issued prior to the Demerger. The exercise hurdle requires that our Ordinary Share price reaches the hurdle price for at least 20 consecutive trading days at any time after the date of grant of the options.
(3)	The performance hurdle for these options is based on improvement in the Total Shareholder Return index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing our total shareholder return with the Total Shareholder Return index of a predetermined reference group of companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon our performance compared to the reference group of companies. The percentage of options that may be exercised is 25% if the total shareholder return reaches the 25th percentile of our reference group of companies, 50% if it reaches the 50th percentile and 100% if it reaches the 75th percentile.
(4)	The performance hurdle for these options is based on improvement in the Total Shareholder Return index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing our total shareholder return with the Total Shareholder Return index of a predetermined reference group of companies. The percentage of options that may be exercised is calculated on a sliding scale dependent on our performance against the reference group of companies. If during the exercise period our total shareholder return reaches the 50th percentile of the reference group, 50% of the options become exercisable. If our total shareholder return reaches the 75th percentile of the reference group, 100% of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via our website.

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

Director	Date of Commencement as a Director	Expiration of Current Term (1)
Mr. H. Kevin McCann	February 18, 2000	November 2004
Mr. Grant A. King	February 18, 2000	Not Applicable
Mr. Trevor Bourne	February 18, 2000	November 2006
Mr. Colin B. Carter	February 18, 2000	November 2006
Dr. J. Roland Williams	October 19, 1999	November 2004
Mr. Bruce G. Beeren	March 3, 2000	November 2003

(1)	Term expires on the date of the Annual General Meeting of shareholders held that year. The precise dates of the meetings have not yet been determined, but must be before the end of November in that year.

H Kevin McCann, Trevor Bourne, Colin B. Carter and J. Roland Williams are non-executives directors and are entitled to a retirement benefit under a retirement benefit scheme that was approved by shareholders in 1989. Under the scheme directors are entitled to a retirement benefit that is equal to one third of average yearly fees paid by the company to the director during their period of service as a director or the last three years (whichever is the lesser) for each completed year of service or part thereof up to a maximum of five times if the director has served 15 years or longer. Termination payments are also payable to executive directors Grant A King and Bruce G Beeren under Service Agreements.

Audit Committee

The Audit Committee consists of two non-executive Board members:

Chairman: Dr J. Roland Williams—appointed February 2000.

Member: Mr H. Kevin McCann—appointed February 2000.

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

Legal Proceedings

Various claimants have commenced a class action against Esso Australian Pty Ltd as a result of the interruption to natural gas supplies that resulted from the explosion at Esso’s Longford gas processing plant in Melbourne, Victoria in September 1998. Esso issued cross claim proceedings against us and other retailers, distributors and the state instrumentalities involved in the gas distribution and retail chain. The damages claimed against Esso and the claim by Esso against us have not been quantified. Any judgments against us and any damages we may be required to pay in connection with these claims could, but are not expected to, have a material adverse affect on our business, financial condition and results of operations. We have not made any provisions in our Consolidated Financial Statements for any judgments against us in this matter. As a result of a decision of the Supreme Court of Victoria in February 2001 the claimants were unsuccessful in relation to their claim against Esso for pure economic loss, which forms the major part of the action. The claimants did, however, achieve limited success for claims only where they suffered property loss but such claims are expected to be limited in number and quantum having regard to the nature of the incident. The claimants may appeal the decision of the Supreme Court of Victoria.

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

ITEM 9.    THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth, for the periods indicated, the high and low per share sale prices for our (i) Ordinary Shares, no-par value, based upon information provided by the Australian Stock Exchange automated trading system and (ii) ADSs on Nasdaq prior to the Demerger and on the over-the-counter market following our delisting from Nasdaq but prior to the termination of our ADR program.

	Price Per Ordinary Share		Price per ADS (1)
Year Ended	High A$	Low A$	High US$	Low US$
June 30, 1998	4.48	2.71	26.37	13.75
June 30, 1999	3.21	2.21	14.93	11.50
June 30, 2000	2.84	1.04	14.87	2.87
June 30, 2001	3.27	1.55	6.67	2.25
June 30, 2002	3.48	2.73	6.84	5.67

Quarterly information for year ended June 30, 2001
First Quarter	2.15	1.55	4.79	3.75
Second Quarter	2.28	1.85	4.75	3.91
Third Quarter	2.38	1.99	4.91	4.09
Fourth Quarter	3.27	2.13	6.67	2.25

Quarterly information for year ended June 30, 2002
First Quarter	3.23	2.79	6.84	5.67
Second Quarter	3.28	2.75	6.66	5.97
Third Quarter	3.21	2.73	—	—
Fourth Quarter	3.48	3.03	—	—

Monthly information over the last six months
June 30, 2002	3.48	3.21	—	—
July 31, 2002	3.41	3.07	—	—
August 31, 2002	3.81	3.20	—	—
September 30, 2002	3.88	3.47	—	—
October 31, 2002	3.77	3.36	—	—
November 30, 2002	3.84	3.58	—	—

(1)	Our ADR program was terminated on December 15, 2000. See Item 4.A “History and Development of Origin
Energy—Termination of American Depositary Receipts Program.” ADSs could be surrendered and converted to Ordinary Shares until December 15, 2001, after which date all outstanding ADSs were converted to Ordinary Shares and sold with proceeds from the sale, less costs, remitted to the ADR holder. As a result, there is no price quoted for ADSs after the second quarter 2001-2002.

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

D. Selling Stockholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Our Constitution

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on March 4, 1946 and our Australian company number is 000 051 696. Subject to the Australian Stock Exchange Listing Rules and the Corporations Act of Australia, the rights that attach to our shares are detailed in our constitution. Our constitution was adopted in 1946 and was amended progressively with the last amendment made on April 11, 2001. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

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

Share Qualifications

In order to qualify as a director, such person must hold at least 2000 of our shares.

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

D. Exchange Controls

The Australian dollar is convertible into US dollars at freely floating rates, and there are currently no restrictions on the flow of Australian dollars between Australia and the United States. Unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations, payments or transfers to or for the order of prescribed governments, and their statutory authorities, agencies and entities, and in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. The prescribed governments and countries currently include the governments and countries of Iraq, its agencies or nationals, certain persons associated with the former government and government authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro), and the National Union for the Total Independence of Angola (UNITA), including its senior officials and their immediate families. Unless the necessary authority of the Minister of Foreign Affairs has been obtained, payments or transfers to or for the order of the Taliban (which includes the Islamic Republic of Afghanistan) and any person or entity named in the Charter of the U.N. (Anti-Terrorism—Persons and Entities) List 2001 and the Charter of United Nations (Anti-Terrorism—Persons and Entities) List 2002 are subject to certain limited exceptions, restrictions or prohibitions. No such restrictions or prohibitions apply to the United States.

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

I. Subsidiary Information

Details of our subsidiaries are provided in Notes 31 and 32 of our Consolidated Financial Statements accompanying this Annual Report.

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

June 30, 2002

	Expected Maturity Date Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Liabilities
Long Term Debt:
A$ Variable Rate	—	—	385	—	—	—	385	385
Average Interest Rate	—	—	5.45%	—	—	—

Total	—	—	385	—	—	—	385	385

A$ Fixed Rate	—	—	—	—	180	—	180	180
Average Interest Rate	—	—	—	—	7.14%	—

Total	—	—	—	—	180	—	180	180

Short Term Debt:
A$ Variable Rate	85	—	—	—	—	—	85	85
Average Interest Rate	5.44%		—	—	—	—

Total	85	—	—	—	—	—	85	85

	Expected Amount Outstanding Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Interest Rate Derivatives
Interest Rate Swaps:
A$ Fixed Rate Swaps	95	95	105	65	45	—	405	(3.30)
Average Fixed Pay Rate	8.03%	6.45%	5.57%	6.34%	5.34%	—	—	—
Average Receive Rate	4.64%	4.50%	4.53%	4.42%	4.74%	—	—	—

Total	95	95	105	65	45	—	405	(3.30)

A$ Floating Rate Swaps	—	—	—	—	100	—	100	0.18
Average Floating Pay Rate	—	—	—	—	4.62%	—	—	—
Average Receive Rate	—	—	—	—	7.00%	—	—	—

Total	—	—	—	—	100	—	100	0.18

June 30, 2001

	Expected Maturity Date Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Liabilities
Long Term Debt:
A$ Variable Rate	—	320	—	200	—	—	520	520
Average Interest Rate	—	5.92%	—	6.17%	—	—	—	—

Total	—	320	—	200	—	—	520	520

Short Term Debt:
A$ Variable Rate	223	—	—	—	—	—	223	223
Average Interest Rate	5.48%	—	—	—	—	—	—	—

Total	223	—	—	—	—	—	223	223

	Expected Amount Outstanding Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for percentages)
Interest Rate Derivatives
Interest Rate Swaps:
A$ Swaps	120	60	60	125	65		430	(7.1)
Average Fixed Pay Rate	6.09%	8.58%	6.92%	6.11%	6.34%	—	—	—
Average Receive Rate	4.89%	4.68%	4.89%	4.94%	4.90%	—	—	—

Total	120	60	60	125	65	—	430	(7.1)

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

June 30, 2002

	Expected Maturity Date Year ended June 30, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in millions of A$, except for exchange rates)
Foreign Exchange Contracts
Contracts to sell US$	50.25	29.90	28.62	17.50	—	—	126.27	4.47
Average US$/A$ exchange rate	0.5316	0.5230	0.5253	0.4980	—	—	0.5195	—

June 30, 2001

	Expected Maturity Date Year ended June 30, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(in millions of A$, except for exchange rates)
Foreign Exchange Contracts
Contracts to sell US$	81.77	46.43	27.89	24.13	2.63	—	182.85	(14.63)
Average US$/A$ exchange rate	0.5657	0.5298	0.5217	0.5221	0.5133	—	0.5452	—

Commodity Price Risk

Oil Commodity Prices

We are exposed to fluctuations in crude oil and fuel oil commodity prices associated with the sale of oil and natural gas. In order to eliminate the adverse financial effects caused by unfavorable price movements, fixed rate swaps are utilized.

	Expected Maturity Date Year ended June 30, 2002		Expected Maturity Date Year ended June 30, 2001
	Contract Amount	Net Fair Value (gain/loss)	Contract Amount	Net Fair Value (gain/loss)
Crude Oil Sales
Receive Fixed/Pay Floating Swaps
Less than one year	43.6	(1.9)	22.9	1.2
Longer than one year	8.7	(1.0)
Fuel Oil Sales
Receive Fixed/Pay Floating Swaps
Less than one year	12.4	(0.5)	9.6	(0.2)

Total	64.7	(3.4)	32.5	1.0

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

	2001-2002			2000-2001
	Contract Amount (GWh)	Load Weighted Fixed Price (A$/MWh)	Undiscounted Net Fair Value (1) (A$ millions)	Contract Amount (GWh)	Load Weighted Fixed Price (A$/MWh)	Undiscounted Net Fair Value (1) (A$ million)
Receive Fixed/Pay Floating
Less than one year	6,328	36.06	10.4	6,938	39.88	(51.4)
Longer than one year	2,531	—	(0.7)	6,094	—	(40.3)
Pay Fixed/Receive Floating
Less than one year	12,717	30.84	54.0	14,807	35.49	188.6
Longer than one year	14,387	—	190.3	19,911	—	321.8

Options
Less than one year	—	—	13.6	—	—	17.3
Longer than one year	—	—	21.1	—	—	33.1

Total	35,963	66.9	288.7	47,750	75.37	469.1

(1)	The table above presents the mark-to-market value of our outstanding electricity trading contracts using undiscounted cash flows.

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

ITEM 16.    RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

Our Consolidated Financial Statements are included on pages F-1-F-61 of this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

Not Applicable

ITEM 19.    EXHIBITS

Exhibit Index Exhibit Number		Description of Exhibit

1.1	†	Constitution of Origin Energy

4.1	†	Executive Share Plan

4.2	†	Senior Executive Option Plan

4.3	†	Employee Share Plan

10.1		Written Statement of the principal executive officer pursuant to 18 U.S.C. § 1350.

10.2		Written Statement of the principal financial officer pursuant to 18 U.S.C. § 1350.

†	Previously filed on December 24, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIGIN ENERGY LIMITED
By:	/s/ WILLIAM HUNDY

Name: William Hundy
Title: Company Secretary

Date: June 10, 2003

CERTIFICATIONS

I, Grant A. King, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Origin Energy Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materials respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated: June 10, 2003

By: /s/ Grant A. King

Managing Director (principal executive officer)

I, Bruce G. Beeren, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Origin Energy Limited;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all materials respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Dated June 10, 2003

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

PROPERTY, PLANT AND EQUIPMENT:  Items of property, plant and equipment are initially recorded at cost. Depreciation and amortisation are charged at rates which provide for the write down from cost over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of calculation has been used for items of property, plant and equipment.

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

REVENUE RECOGNITION:

SALES REVENUE: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with contractual arrangements where applicable and only once title to the goods passes from the company to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice, the above revenue recognition approach is applied to the company’s business segments as follows:

* Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.

* Revenue from electricity and gas supplied by our Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.

* The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers.

* The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services are rendered.

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

2. Recently issued accounting standards and pronouncements under U.S. GAAP

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141, Business Combinations (“Statement 141”) and Statement No. 142, Goodwill and Intangible Assets (“Statement 142”). Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. We adopted Statement 141 as of July 1, 2002.

Statement 142 requires that goodwill no longer be amortized but instead be tested for impairment at least annually. Statement 142 also requires intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 142 an intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with Statement 144. We adopted Statement 142 on July 1, 2002 and we no longer amortize goodwill. As a result of ceasing to amortize goodwill, we estimate that operating income reported in accordance with U.S. GAAP will increase by approximately A$11.8 million during the year ended June 30, 2003. Additionally, our preliminary assessments as to the impairment of goodwill suggest that we will not have any impairment of goodwill in the fiscal year ending June 30, 2003.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. The liability is discounted and recognized at its present value and accreted to expense in each subsequent accounting period and the related capitalized cost is depreciated over the useful life of the asset. Statement 143 was effective for us as of July 1, 2002 and having evaluated its impact, we do not believe it will materially impact our results of operations, financial position or liquidity.

In August 2001, the FASB issued Statement 144 Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 establishes a single accounting model, based on the framework established in Statement 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, for long-lived assets to be disposed of by sale, resolves significant implementation issues related to SFAS No. 121 and establishes new rules for reporting of discontinued operations. Statement 144 was effective for us as of July 1, 2002 and having evaluated the impact of Statement 144, we believe there will be no material impact on our results of operations, financial position or liquidity.

In April 2002 the FASB issued Statement No. 145, Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections (“Statement 145”). Statement 145 is effective for us in the fiscal year beginning July 1, 2002. As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item.

In July 2002 the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires that a liability for costs associated with an exit or disposal activity be recorded when the liability is incurred and measured initially at fair value. Statement 146 applies to costs associated with:

(a)	an exit activity that does not involve an entity newly acquired in a business combination; or

(b)	a disposal activity within the scope of Statement 144.

Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the impact of adopting this statement cannot be determined until after this date, and only if we initiate exit or disposal activities.

In October 2002, the EITF reached a consensus under EITF 02-3, Recognition of Reporting of Gains and Losses on Energy Trading Contracts, to rescind EITF Issue No. 98-10 (and related interpretative guidance of EITF 00-17 and Topic D-105) and precluded mark-to-market accounting for energy trading contracts that are not derivatives pursuant to SFAS N0.133. Prior to being rescinded, EITF 98-10 had required mark-to-market accounting be applied to all energy trading contracts. Additionally, EITF 02-3 stipulated that all mark-to-market gains and losses on energy trading contracts should be included on a net basis in the income statement. EITF 02-3 also prescribed specific disclosure requirements in relation to energy trading contracts. The consensus regarding the rescission of EITF 98-10 is effective for fiscal periods beginning after December 15, 2002 for all contracts held by an entity, but is effective for all new contracts entered into after October 25, 2002. We are presently assessing the impact of these accounting pronouncements on our financial statements and results of operations, however, applying the new accounting rules to contracts we entered into after October 25, 2002, has not had a material impact on our results of operations, financial position or liquidity.

In November 2002 the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 prescribes the disclosures to be made by a guarantor in its annual financial statements regarding its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The impact of FIN 45 on our future consolidated financial statements will depend upon whether we enter into, or modify, any material guarantee arrangements.

In December 2002 the FASB issued Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (“Statement 148”). Statement 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosure in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement 148 will be effective for our financial statements in the year ending June 30, 2003. We make an adjustment for the expense recognized in relation to stock-based employee compensation in our reconciliation of net income under Australian GAAP to U.S. GAAP with this adjustment being calculated using the fair value method prescribed by Statement 123 for all options issued after July 1, 2001. We do not believe the adoption of Statement 148 will have a material impact on our results of operations, financial position or liquidity.

In January 2003 the FASB issued interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance regarding the identification of variable interest entities and determining when such entities are to be consolidated. FIN 46 will be effective for our Financial Statements in the fiscal year ending June 30, 2003. We do not believe the adoption of FIN 46 will materially impact our results of operations, financial position or liquidity.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

3. Impact on Net Income

	Years ended 30 June,
Application of US GAAP would have had the following effect on net income:	2002 A$'000	2001 A$'000	2000 A$'000
Operating profit after income tax as reported in the consolidated financial statements	133,600	103,629	98,383
Outside equity interests	(4,940)	(5,593)	(2,853)

Operating profit in accordance with Australian GAAP	128,660	98,036	95,530
Adjustments: (before income tax and outside equity interests)
Depreciation, depletion and amortization of:
Buildings (1)	231	318	(445)
Mine Properties (2)	(8,872)	(21,760)	(12,656)
Goodwill (3)	(2,790)	1,279	1,685
Deferred expenses (4)	2,796	(3,504)	2,332
Employee costs (5)	(4,067)	(3,066)	(1,271)
Profit/(Loss) on sale of non-current assets (6)	1,478	(158)	(13,314)
Restructuring and other provisions (7)	(14,300)	(2,031)	(1,923)
Environmental (8)	(807)	—	3,148
Software development and implementation costs (9)	(3,043)	(963)	(671)
Derivative financial instruments (10)	23,936	(21,706)	1,770
Discount on long term obligations (11)	(1,376)	(2,309)	(4,136)
Movement in provision for diminution in investments (12)	1,437	(3,592)	6,219
Change in accounting policy to discounted cash flows (13)	—	—	76,159
New Boral profit prior to effective demerger date excluded for Australian GAAP (14)	—	—	8,039
Transaction costs (15)	—	1,036	(38,607)

	123,283	41,580	121,859
Adjustment: Tax effect of adjustments	8,117	20,940	6,791

Net adjustment after tax before outside equity interests	131,400	62,520	128,650
Adjustment: outside equity interests share of after tax adjustments	(157)	2,295	2,097

Approximate net income in accordance with US GAAP	131,243	64,815	130,747
Other comprehensive income, net of taxes:
Foreign currency translation adjustments net of income tax (16) (tax expense/(benefit) 2002: $Nil, 2001: $Nil, 2000: $12,749,000)	(1,444)	1,089	(5,424)
Additional minimum liability related to pensions (17)	—	248	(1,132)
Unrealised gains/ (losses) on investments (tax benefit 2002: $438,000 tax expense 2001: $5,444,000, tax benefit 2000: $7,102,000) (18)	(1,021)	10,569	(12,627)

Comprehensive income in accordance with US GAAP	128,778	76,721	111,564

Accumulated other comprehensive income balances:
Foreign currency translation adjustments	7,720	9,164	8,075
Additional minimum liability related to pensions	(1,883)	(1,883)	(2,131)
Unrealised gains/ (losses) on investments	(11,848)	(10,827)	(21,396)

	(6,011)	(3,546)	(15,452)

Net income in accordance with US GAAP
From Continuing Operations	131,243	64,815	67,700
From Discontinued Operations	—	—	63,047

	131,243	64,815	130,747

Basic earnings per share in accordance with US GAAP
From Continuing Operations	20.6 ¢	11.3 ¢	11.9 ¢
From Discountinued Operations	—	—	11.2 ¢

	20.6 ¢	11.3 ¢	23.1 ¢

Diluted earnings per share in accordance with US GAAP
From Continuing Operations	20.5 ¢	11.3 ¢	11.9 ¢
From Discountinued Operations	—	—	11.2 ¢

	20.5 ¢	11.3 ¢	23.1 ¢

The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format:
Operating revenue	2,389,178	1,655,375	3,524,371
Operating expenses:
Cost of sales	1,535,775	968,682	2,254,868
Other operating expenses	495,089	411,194	991,031
Depreciation and amortisation	173,926	131,925	244,011

Total operating expenses	2,204,790	1,511,801	3,489,910

Operating profit before interest and tax	184,388	143,574	34,461
Other income	39,630	23,937	181,892
Interest expense	(44,476)	(33,976)	(101,220)
Income tax expense	(54,280)	(37,961)	(31,529)

Net income after interest and tax	125,262	95,574	83,604
Equity share of associated entities after tax	8,338	8,055	14,779
Minority interest in operating profits/losses after interest and tax	(4,940)	(5,593)	(2,853)

Net profit after income tax	128,660	98,036	95,530

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

(1)	Adjustment of depreciation, depletion and amortization charges due to the following:

i)	the revaluation of land and buildings not permitted under US GAAP; and

ii)	the adjustment of the depreciation rate on freehold buildings to 2.5% per annum.

(2)	Adjustment to conform with US GAAP "full cost " method.

(3)	Amortization of goodwill as required by US GAAP.

(4)	Adjustment to deferred expenditure and related amortization not meeting the criteria for deferral under SOP 98-5 Reporting on the Costs of Start-Up Activities.

(5)	Current period effect of SFAS No. 87 Employers' Accounting for Pensions and compensation cost arising from options and employee shares under SFAS No. 123. The expense for options granted pre 1 July 2001 is calculated using the intrinsic expense method as prescribed by APB 25. The charge for options granted post 1 July 2001 is calculated using the fair value method.

(6)	Adjustment to profit on sale of non-current assets due to revaluations on non-current assets not permitted under US GAAP.

(7)	Represents restructuring and other provisions recorded in different time periods for US GAAP.

(8)	Adjustment to environmental costs provision established in accordance with US GAAP.

(9)	Represents costs of computer software and hardware development projects which have been capitalised under Australian GAAP. These costs are expensed as incurred for USGAAP under SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

(10)	Adjustment to account for derivative financial instruments at fair value.

(11)	Adjustments for certain long term obligations to discount to present value in accordance with US GAAP.

(12)	Adjustment for movements in provision for diminution in value of investments not deemed to be permanent under US GAAP.

(13)	Adjustment for determining recoverable amount of non-current assets from discounted cash flow to undiscounted cash flow basis.

(14)	Adjustment to include New Boral income prior to effective demerger date.

(15)	Adjustment of demerger transaction costs recorded as period costs for US GAAP

(16)	Report foreign currency translation adjustments as comprehensive income in accordance with US GAAP.

(17)	Report additional minimum liability as comprehensive income in accordance with US GAAP.

(18)	Adjust available-for-sale investments to fair value in accordance with US GAAP.

(19)	The weighted average number of shares used in the calculation of basic EPS, retrospectively adjusted for the 2 for 1 share consolidation in fiscal 2000, for each period is:
2002: 637,291,869; 2001:571,989,823; 2000: 565,050,178. Refer note 37.

(20)	The weighted average number of shares used in the calculation of Diluted Earnings per Share for each period is:
2002: 640,288,037; 2001: 573,425,499; 2000: 565,528,080. Refer note 37.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

39.  RECONCILIATION FROM AUSTRALIAN GAAP TO US GAAP (continued)

4. Impact on Equity

Application of US GAAP would have had the following effect on Equity:

	As at 30 June,
	2002 A$’000	2001 A$’000
Equity in accordance with Australian GAAP	1,626,039	1,328,372
Outside equity interests(1)	(33,495)	(35,423)

	1,592,544	1,292,949
Adjustments to items in the Statements of Financial Position : (before income tax and outside equity interests)
Current Assets
Other(2)	(1,292)	(1,520)
Non-Current Assets
Other Financial Assets(3)	(12,603)	(36,517)
Property, plant and equipment(4)	(18,422)	(7,614)
Intangibles(5)	167,007	188,732
Other(2)	(5,830)	(8,398)
Current Liabilities
Provisions(6)	25,335	52,427
Non-Current Liabilities
Provisions(7)	(12,132)	(16,789)
Deferred Tax Liability(8)	(157,836)	(184,055)

	1,576,771	1,279,215
Adjustment: Tax effect of adjustments	64,047	59,709

Net adjustment after tax before outside equity interests	1,640,818	1,338,924
Adjustment: outside equity interests share of after tax adjustments	10,534	10,691

Approximate Equity in accordance with US GAAP	1,651,352	1,349,615

(1)	Elimination of outside equity interests consistent with US GAAP.
(2)	Adjustment for amounts not meeting the criteria for deferral under US GAAP SOP 98-5 Reporting on the Costs of Start-Up Activities.
(3)	Adjustment to account for derivative financial instruments and available-for-sale investments at fair value in accordance with USGAAP.
(4)	Adjustment to:
—	eliminate increments in respect of revalued assets not permitted under US GAAP;
—	depreciate freehold buildings at 2.5% per year.
—	conform with the US GAAP "full cost" method in respect of our Mine Properties;
—	expense certain capitalised computer software and hardware development costs in accordance with SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"; and
—	determine recoverable amount of non-current assets on an undiscounted cash flow basis rather than a discounted cash flow basis.
(5)	Adjustment to:
—	reinstate goodwill previously written off under AGAAP and amortise goodwill in accordance with US GAAP;
—	recognize additional goodwill on acquisition arising from the recognition of a deferred tax liability on licences at acquisition under SFAS 109 "Accounting of Income Taxes".
(6)	Adjustment to:
—	final dividend as declaration had not occurred prior to the year end date; and
—	record restructuring and other provisions in different time periods for US GAAP.
(7)	Adjustment to:
—	recognise the effect of SFAS 87 "Employers' Accounting for Pensions", including recognition of an additional minimum liability;
—	to reverse provision for environmental costs; and
—	record restructuring and other provisions in different time periods for US GAAP.
—	discount certain long term obligations to present value in accordance with US GAAP.
(8)	Adjustment to recognise a deferred tax liability on licences at acquisition under SFAS 109 "Accounting for Income Taxes". Offsets with goodwill adjustment in (5) above.

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

Sydney, Australia

9 September 2002

SCHEDULE II

ORIGIN ENERGY LIMITED AND CONTROLLED ENTITIES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

YEARS ENDED JUNE 30, 2000, 2001 AND 2002

(A$’000)

	Balance at beginning of period	Charged to costs and expenses	Other (deductions) additions *	Balance at end of period
Year ended June 30, 2000
Allowance for doubtful debtors accounts	21,831	6,987	(21,497)	7,321
Allowance for diminution in inventories	1,405	–	(1,405)	–

Year ended June 30, 2001
Allowance for doubtful debtors accounts	7,321	1,071	2,144	10,536
Allowance for diminution in inventories	–	582	–	582

Year ended June 30, 2002
Allowance for doubtful debtors accounts	10,536	3,366	850	14,752
Allowance for diminution in inventories	582	1,682	–	2,264

*	This is primarily amounts relating to controlled entities acquired and disposed, and the demerger of the building and construction material operations at January 1, 2000.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1†	Constitution of Origin Energy

4.1†	Executive Share Plan

4.2†	Senior Executive Option Plan

4.3†	Employee Share Plan

10.1	Written Statement of the principal executive officer pursuant to 18 U.S.C. § 1350.

10.2	Written Statement of the principal financial officer pursuant to 18 U.S.C. § 1350.

† Previously filed on December 24, 2002.