Form 20-F/A
period 2002-06-30
ORIGIN ENERGY LTD
filed 2003-07-15
CIK 845033

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

	Year Ended June, 30	Year ended June 30,	Pro Forma Year ended June 30,	Year ended, June 30,
	2002	2001	2000	2000	1999	1998
	(All amounts in A$ millions unless otherwise specified)
STATEMENT OF FINANCIAL PERFORMANCE DATA:
Amounts prepared in accordance with Australian GAAP

Sales revenue(1)	2,389.2	1,655.4	1,496.1	3,524.4	4,898.6	4,702.6

Operating profit before significant items and income tax(2)	187.8	141.6	101.1	253.6	326.3	292.2

Significant items(2)	0.0	0.0	(107.5)	(123.7)	0.0	(117.2)

Income Tax	(54.2)	(38.0)	12.2	(31.5)	(98.9)	(89.7)

Net income before outside equity interests	133.6	103.6	5.8	98.4	227.4	85.3

Outside equity interest	(4.9)	(5.6)	(3.1)	(2.9)	1.1	0.7

Net income	128.6	98.0	2.7	95.5	228.6	86.0

Earnings per ordinary share	A$0.20	A$0.17	A$0.05	A$0.11	A$0.20	A$0.08

Dividends per Ordinary share	A$0.05	A$0.04	A$0.12	A$0.21	A$0.15	A$0.15

Amounts prepared in accordance with US GAAP

Net income/(loss)	131.2	64.8	67.7	130.7	163.8	513.6

Basic and diluted earnings/(loss) per ordinary share(3)(4)	A$	0.21	A$	0.11	A$	0.12	A$	0.23	A$	0.29	A$	0.89

STATEMENT OF FINANCIAL POSITION DATA:

Amounts prepared in accordance with Australian GAAP

Current assets		586.2		584.8		424.0		424.0		1,959.9		1,573.0

Current liabilities		527.5		668.5		319.0		319.0		1,388.5		1,241.5

Total assets		2,957.9		2,828.8		2,231.3		2,231.3		6,882.9		5,918.2

Long-term debt		565.1		520.0		430.0		430.0		1,829.8		1,089.7

Equity		1,626.0		1,328.4		1,240.4		1,240.4		3,089.7		3,096.1

Amounts prepared in accordance with U.S. GAAP(5)

Total assets		3,037.3		2,929.0		2,438.4		2,438.4		7,505.7		6,445.6

Long-term debt		565.1		520.0		430.0		430.0		1,829.8		1,089.7

Equity		1,651.3		1,349.6		1,299.1		1,299.1		3,174.5		3,221.3

(1)	Sales revenue in 1999, 2000, 2001 and 2002 includes revenue associated with our agency agreement with Gascor (1998-1999: A$20.0 million; 1999-2000: A$181.2 million; 2000-2001: $161.0 million; 2001-2002: $171.5 million). For a discussion of our agreement with Gascor see Item 4B “Business Overview—Natural Gas.”
(2)	As a result of the first time application on July 1, 2000 and also applicable for years ended June 30, 2001 and 2002 of the revised standards AASB 1018—Statement of Financial Performance, AASB 1034—Financial Report Presentation and Disclosures and the new AASB 1040 (Statement of Financial Position), revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in Note 3(d) to our Consolidated Financial Statements.
(3)	Earnings per ordinary share and dividends per ordinary share have been retrospectively adjusted to reflect the 2 for 1 share consolidation, which occurred in February 2000 in connection with the Demerger.
(4)	Basic and diluted earnings per ordinary share of A$0.23 for the year ended June 30, 2000, the year in which the demerger was effected, consists of A$0.11 relating to discontinued operations, being the demerged building products and construction materials business, and A$0.12 relating to continuing operations, being the ongoing energy business.
(5)	For a discussion of the principal differences between Australian GAAP and US GAAP that are applicable to us, see Note 39 to our Consolidated Financial Statements.

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

These risks are particularly apparent in the electricity market. Electricity cannot be stored and the pool market must be balanced across supply and demand at all times. While the average price of electricity in the Australian National Energy Market is around A$30 to A$40 per MWhr, the price can be as high as A$10,000 per MWhr. We cannot immediately pass on the cost of this volatility to consumers, and therefore we utilize a variety of risk management procedures, including natural hedging through our ownership of generation assets, financial hedges available through the Australian National Electricity Market, contractual arrangements with generators and load management arrangements with major customers. However, we may not be able to fully mitigate the cost of volatility or higher average prices, or to fully recover these costs from our customers. Accordingly, movements in wholesale electricity prices can have a significant effect on our generation and retail profitability.

Gas is typically sold under long-term contracts and therefore is not exposed to the same spot price volatility as electricity. However, with the development of the daily gas market in Victoria and the increase in gas-fired electricity generation, gas procurement cost risks may increase over time and may have an effect on the certainty of wholesale gas prices.

As a retailer, there is uncertain future demand for our products as a result of factors such as retail competition, economic conditions, population growth, government policy, weather, alternative fuels or energy sources and availability of adequate supplies of gas or electricity. For example, economic recession and closure of businesses or relocation of gas users could have a direct adverse effect on our sales revenues. We forecast our forward position based on various assumptions regarding weather and the associated demand, supply and consumption of electricity and gas, and hedge accordingly. However, if actual load differs from forecasts, it creates short-term exposure to the underlying spot or short-term contracting markets which results in price risk. Although we attempt to manage these risks through detailed long-term and short-term modeling, the use of physical and financial contracts, our relationships with generators and producers, our ownership of generation and production assets as well as energy retail businesses, and our strict risk management policies, significant movements in wholesale energy prices, or significant perturbations to our predicted volume profile, can have a material adverse effect on our generation and retail profitability.

Contestability in energy retail markets is being implemented progressively across Australia, and it is difficult to assess how this reform, or any future actions by Australian federal or state governments in regulating these markets, may impact our business.

The structure and regulation of the gas and electricity industries in Australia are presently in a state of transition as competition reforms are being implemented.

Regarding natural gas, all states and territories of Australia have agreed to implement open access regimes for natural gas distribution networks and transmission pipelines. Victoria, New South Wales, Western Australia, Northern Territory, Australian Capital Territory, Tasmania and South Australia have established regimes with varying timetables. Queensland has currently deferred establishing a regime. Full retail contestability for all natural gas customers in New South Wales and in Victoria was implemented in January and October 2002, respectively, and is due to be introduced in South Australia in early 2004.

Like the gas market, the electricity market in Australia is in a period of significant change with the federal and state governments implementing a national electricity market that incorporates competition in the generation and retail sectors. Full retail contestability for electricity was implemented in Victoria and New South Wales in January 2002 and in South Australia in early 2003. Queensland has deferred the introduction of full retail contestability in electricity indefinitely.

In the event that state and federal governments in Australia slow down or reverse the process of deregulation and/or regulated returns, it could have a material adverse effect on our business, financial condition and results of operations.

Regulatory reform of the electricity and gas markets in Australia has been, in part, driven by an intention that electricity and gas retailers will be able to compete for customers on the basis of price and service, free from geographical and regulatory restraints. The depth of contestability in both the gas and electricity retail markets will change over time depending on the relevant state legislation and the energy requirements of each customer. We cannot predict the impact of contestability in the future. As full retail contestability is being implemented, it is expected that the prices we will charge to our retail customers will be determined by competitive market forces. For example, in the state of Victoria, where full retail contestability was introduced for both electricity and gas in 2002, customer churn to date has remained at less than 10% and no significant price discounting has occurred. However, we believe that it is too early to assess what impact these competitive reforms will have in electricity and natural gas markets in the longer term. They could lead to significant changes in prices and, as a result, revenue received by us for our natural gas and electricity sales may be adversely affected. Any decline in revenue from our natural gas and electricity sales could materially adversely affect our business, financial condition and results of operations.

Variations in natural gas and electricity prices, whether through contract renegotiations or changes in applicable tariffs or relevant market forces, could adversely affect our results of operations.

The price we charge for our natural gas and electricity sales are set either under contracts or by tariffs approved by the relevant regulators or state governments.

Long-term contracts for gas sales from our producing business are generally linked to consumer price index escalation clauses, but may contain price review clauses that may lead to price changes under these contracts should the market price of gas increase or decrease substantially over time. In recent years, gas market contract prices have not changed significantly and we do not expect that contract price reviews are likely to occur at this time. However, there is no certainty that the market price of gas will not increase or decrease in the future, which could adversely affect our results of operations.

Despite the progressive implementation of deregulation in the Australian gas and electricity industries, governments or regulators in most states retain a role in regulating tariff changes for small customers. These powers are only exercised if proposed gas or electricity prices are seen to be excessive or not in the public interest. New tariffs that we gazette for small customers are subject to review by the relevant regulatory body, and the final regulatory decision may require us to adjust these tariffs. Full retail competition was introduced in our largest market, Victoria, in January 2002 for electricity and in October 2002 for natural gas. However, the Victorian Government has reserve powers of price regulation in respect of smaller usage customers. In December 2002, we applied for an increase in tariffs for natural gas and electricity in our Victorian retail business averaging 3.1% per annum. The regulatory review resulted in no tariff increases being granted to our gas or electricity residential and small commercial customers in the electricity franchise area we purchased from Powercor in June 2001 and a 4% decrease in average tariffs in the area covered by the CitiPower business we acquired in July 2002. Although this particular decision is expected to result in a decrease in total revenues for our retail segment of less than 0.5% per annum, we cannot predict what impact future adverse regulatory decisions, if any, may have on our results of operations.

Unpredictable weather conditions may adversely affect our results of operations.

Our sales are sensitive to weather conditions in the key markets in which we operate. Residential gas sales are largely weather dependent and are highly seasonal, with summer sales of the order of one quarter of sales in winter months. In 2001-2002, average degree-days, which are an indication of heating requirements, continued to register below long-term averages. One degree per day colder or warmer than the average can impact earnings by as much as A$0.05 million. Electricity prices are also highly seasonal. The largest peaks of recent years have been associated with high summer air conditioning loads although unseasonably cool weather during the 2001-2002 summer resulted in lower than anticipated sales volumes. The market also has high winter heating loads in many areas. Lowest prices and lowest demand are generally during the more moderate spring and autumn months.

Warmer than average weather in winter may therefore lead to lower levels of gas usage by customers and consequently may have a negative impact on our earnings. Conversely, cool weather during summer may also negatively affect our earnings because our peaking power stations have been developed to take advantage of high prices, which typically correspond to high loads, particularly from the use of air conditioning in summer. As a result, unpredictable weather conditions could materially adversely affect our business, financial condition and results of operations.

Some of our operations are hazardous and could expose us to the risk of material liabilities, lost revenues or increased expenses.

We have interests in a variety of energy infrastructure assets including gas processing facilities, LPG terminals, LPG distribution assets and power plants. There are risks associated with such energy infrastructure assets, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include accidents, the breakdown or failure of equipment or processes, unexpected geological variations and weather and natural disasters such as cyclones and flooding. Dealing with the exploration, production, processing, transportation and end use of energy products such as natural gas, LPG, oil and condensate has inherent risks due to the flammable and at times explosive nature of these materials. Accidents with these materials may cause disruptions such as explosions at processing plants, drilling fires or leaks of hydrocarbon products. Such events could result in injury or loss of life and extensive property or environmental damage. Although we have implemented various risk management systems designed to identify and eliminate or manage risks to employees and the community through our operations, we may not be able to fully mitigate the consequences of such events. They could prevent us from meeting our obligations to supply energy and require material expenditure to remediate the assets and any other damage caused. Significant expenditures to remediate the assets and other damage could have a material adverse effect on our business, financial condition and results of operations. While we maintain general and business interruption insurance, liabilities incurred, lost revenues or increased expenses may in extreme circumstances exceed insurance proceeds.

A reduction in crude oil prices may negatively impact our results.

Our revenue is partly derived from the sale of crude oil and associated liquids, including LPG. The prices we obtain for these products are determined by, or linked to, prices in the world markets. Historically, the price of crude oil has fluctuated widely and on occasion has been subject to rapid short-term changes. Crude oil prices are affected by numerous factors beyond our control, including world-wide oil supply and demand, Australian and international macro-economic and political conditions, the cost of substitute materials, and the speculative activities of various market participants. This may negatively impact the prices we can charge for crude oil and associated liquid products and the revenues we receive. Revenue derived from the production of crude oil and associated liquids amounted to approximately US$50 million in the financial year ended June 30, 2002. A sustained and uninterrupted period of unusually low prices of the oil products we sell could decrease these revenues and reduce our profitability.

We utilize fixed rate swaps to lower our financial exposure related to fluctuations in crude oil and fuel oil commodity prices. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuations in crude oil prices could cause our sales and net income to be volatile.

Fluctuations in foreign exchange rates could adversely affect our revenues and profits.

Fluctuations in the Australian dollar affect the value of our foreign currency denominated assets, liabilities, earnings, and costs. Revenue derived from the production of crude oil and associated liquids is denominated in, or linked to, US dollars and amounted to approximately US$50 million in the financial year ended June 30, 2002. Appreciation of the Australian dollar against the US dollar could therefore adversely impact on our Australian dollar revenue. For instance, since June 30, 2002, the Australian dollar has appreciated against the US dollar, from 0.5628 AUD/USD to 0.6713 AUD/USD at June 30, 2003, an increase of 19%. In isolation, and if unhedged, this appreciation of the Australian dollar had the ability to decrease our revenues by approximately US$10 million. If the Australian dollar continues to appreciate against the US dollar, this could have a further adverse impact on our revenues.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, we enter into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuations in foreign exchange rates could cause our sales and net income to be volatile.

Our oil and gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition may be negatively impacted.

There are numerous uncertainties inherent in estimating quantities of oil and gas reserves, and estimates that are valid at the time of estimation may change significantly when new information becomes available. A variety of factors, many of which are beyond our control, may cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. Such factors include:

•	A decline in the price of oil or gas, making reserves no longer economically viable and therefore no longer classifiable as proved;

•	Changes in tax rules and other government regulations that make reserves no longer economically viable to exploit;

•	The quality and quantity of our geological, technical and economic data, which may prove to be inaccurate;

•	Estimates of future commodity prices and operating costs;

•	The actual production performance of our reservoirs; and

•	Engineering judgments.

It is therefore possible that our estimates of reserves attributable to particular properties, the classification of such reserves based on risk recovery, and the estimates of future net revenue expected from these reserves, may vary from time to time from those stated in this Annual Report. Changes in reserve estimates can also materially affect amortization rates. Any downward adjustment would indicate lower future production amounts and may adversely affect our results of operations, including profits as well as our financial condition.

The development and the exploitation of competing sources of gas supply could cause our sales to decline.

There is the potential for new gas fields to be developed in competition with our existing gas reserves. For example, significant planning work is being done by other companies in Australia to construct pipelines to transport gas from Western Australia, the Timor Sea or Papua New Guinea to eastern Australian markets. If these projects proceed, they could have a significant impact on the supply and demand dynamics of the eastern Australian gas markets. Any competition for our products may lead to price reductions and decreased revenue from sales, which could materially adversely affect our business, financial condition and results of operations.

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

Effectively managing our wholesale electricity or oil price risk requires us to use derivative trading in circumstances in which we are an unsecured trade creditor/debtor of our counterparties. We are therefore exposed to risk that such parties may be unable to pay their obligations to us or will be unable to fulfill their obligations to supply products to us. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements or honor the underlying commitment at then-current market prices.

Our counterparties range from large credit rated companies, through government owned corporations to un-rated corporate entities. To manage and minimize the risk of loss from default by a counterparty, we utilize a credit policy that defines the methodologies to be used in identifying, measuring and monitoring credit exposure and overall credit risks for electricity and oil trading counterparties, and the appropriate trading credit limits, approval and reporting requirements. While we assess counterparty credit risk on a regular basis, we may not be able to collect any or all amounts owed to us. Accordingly, defaults on the obligations of our counterparties could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, government regulators may impose limits on greenhouse gas emissions or enact other measures, such as a requirement to purchase emissions permits. We may not be able to pass costs associated with such measures on to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

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

In the past few years the Australian Government has introduced a number of changes to the Australian tax system, including the introduction of the Goods and Services Tax or GST. These issues have had significant impact on us and other companies operating in Australia. We have incurred significant additional costs in meeting some of these changes such as implementation of the GST. We anticipate that ongoing changes to the company tax system, including the implementation of tax consolidation legislation in Australia, will continue to impact on our results of operations. In addition, unfavorable interpretations of existing tax legislation may impact our results of operations. See Item 5 “Operating and Financial Review and Prospects– Critical Accounting Policies– Income Tax Accounting” and Item 10E for further details of the tax reforms implemented and proposed.

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

We are exposed to “native title” land tenure processes that may negatively impact our operations.

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

Our presence in gas production and distribution increased with the acquisition of the Brisbane Gas Company in 1971 and the Launceston Gas Company in 1980. This was followed closely by the expansion of our activities in oil exploration with the acquisition of an 85% interest in Oil Company of Australia Ltd or OCA, a separately listed public company, between 1980 and 1985. As of July 10, 2003, Origin Energy and its wholly owned subsidiaries held 100,220,689 shares in OCA, representing 85.23% of the issued capital of OCA. The balance of OCA’s issued capital was owned by Santos Limited, with 14,693,140 shares representing 12.49% of the issued capital of OCA, and various other shareholders, with 2,678,982 shares or 2.28% of the issued capital of OCA. All holders of ordinary shares in OCA have equal entitlement to distributions from the company. On July 11, 2003, we advised the Australian Stock Exchange that we propose to make an off market cash tender offer of A$4.25 per share to acquire all the ordinary shares in OCA that we do not already own. See Item 8B “Financial Information—Significant Changes” for a discussion of this proposed transaction.

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

The Current Year

During 2001-2002 we:

•	raised a total of A$123 million (after deducting costs and expenses) through the placement of 44.2 million of our Ordinary Shares with institutional investors at a price of A$2.83 per share;

•	implemented a share purchase plan open to all shareholders resident in Australia and New Zealand to purchase up to 1000 of our Ordinary Shares. The share purchase plan was completed on September 21, 2001 and resulted in 26.5 million Ordinary Shares being acquired at A$2.79 per share, raising a total of A$73.6 million after deducting costs and expenses;

•	discovered several new oil and gas fields, most notably in the Perth Basin including:

•	a new gas field at Beharra Springs North 1 which flowed 30 million cubic feet per day on test from the Wagina Sandstone;

•	a new field oil discovery at Hovea 1 which flowed 1880 barrels per day on test from the Dongara Sandstone; and

•	a new field gas discovery at Hovea 2 that flowed 16.5 million cubic feet per day on test from the High Cliff Sandstone.

•	appraised the Thylacine and Geographe gas discoveries in the offshore Otway Basin and initiated studies of development concepts with the aim of bringing gas to market in early 2006;

•	acquired major interests in the Fairview and Durham coal seam gas fields in central Queensland, consolidating OCA’s position as a significant coal seam gas producer in Australia;

•	obtained joint venture approval within the BassGas Project to proceed with the development of the Yolla gas field, offshore Victoria and increased our equity in the joint venture from 30% to 37.5%. We expect the project to supply approximately 10% of the Victorian natural gas market over the next 15 years;

•	obtained a 13.5% increase in Victorian electricity prices on January 13, 2002, and also obtained smaller price increases in natural gas tariffs in Victoria, South Australia and Queensland;

•	purchased the Gasmart stores in Victoria for A$7.6 million;

•	completed the purchase of a 50% interest in the 120 MW Worsley cogeneration plant in Bunbury, Western Australia;

•	completed construction of the 95 MW gas fired Quarantine power plant in South Australia and brought the plant into production on time and on budget;

•	obtained financial close of the Victoria to South Australia SEA Gas pipeline project in May 2002 that will link our Bass and Otway Basin gas fields to South Australia;

•	acquired an additional 17.4 million shares in Envestra at a price of A$15.2 million;

•	achieved a BBB+ / A-2 credit rating from the rating agency, Standard and Poor’s; and

•	completed inaugural debt issuance program in April 2002, including a five year medium term note program and the issuance of commercial paper.

In addition, the following events occurred between the end of the reporting period and the filing of this Annual Report:

•	CitiPower Electricity Retail Business Acquisition: On July 19, 2002 , we acquired the electricity retail business of CitiPower for a purchase price of A$132 million. The transaction was concurrent with the purchase by Cheung Kong Infrastructure and Hong Kong Electric of the CitiPower electricity distribution and retail businesses from American Electric Power for a purchase price of A$1,555 million. Following these transactions CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.

•	OCA Purchase from Clovelly & Davis: On July 1, 2002, OCA, a controlled entity of ours, entered into an agreement to acquire further interests in the Fairview and Durham Coal Seam Gas fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for US$24.5 million. The acquisition provided further interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project.

•	Jingemia 1 oil discovery: In October 2002 we drilled the Jingemia 1 exploration well in the Perth Basin approximately 5 km south west of Hovea 1 and discovered a new oil field. The well intersected a 30 metre oil column and has since flowed 2,400 barrels of oil per day on a clean-up production test.

•	Expansion of the SEA Gas pipeline: On September 3, 2002 TXU Corporation joined ourselves and International Power to become an equal equity participant in the SEA Gas pipeline, which as a consequence will be significantly expanded. Pipeline capacity has been increased from 70 PJ per annum to 125 PJ per annum, and it will now cost approximately A$500 million. Construction of the 680 kilometer pipeline from the Otway Basin in Victoria to Adelaide in South Australia commenced in November 2002.

•	Purchase of Mt Stuart Power Station: On December 13, 2002. We entered into an agreement to purchase the Mt Stuart power station located in Townsville, Queensland for a price of A$93 million in cash. The purchase covered the 288MW gas turbine power station, a power purchase agreement with Enertrade and cash deposits of A$7 million.

•	Coal Seam Gas Sales Agreements: On December 17, 2002 we and OCA entered into a binding agreement with AGL Limited to supply 340PJ of gas from coal seam gas fields in central Queensland over a period of 15 years commencing in May 2005. We expect this agreement will be formalized into a contract for gas supply in due course.

•	Cooper Basin Agreements: On December 17, 2002 the Cooper Basin producers entered into an agreement with AGL Limited to deliver up to 505PJ of gas over 14 years from 2003. Our net share of this agreement will be up to 71PJ.

•	Cash tender offer on the remaining shares of OCA: On July 11, 2003, we advised the Australian Stock Exchange that we propose to make an off market cash tender offer of A$4.25 per share to acquire all the ordinary shares in OCA that we do not already own. See Item 8B “Financial Information—Significant Changes” for a discussion of this proposed transaction.

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

Asset	Sales Volume 2001-2002 (PJe)	Sales Volume 2000- 2001 (PJe)	Asset Production Details
Cooper (South Australia/Queensland)	48.2	47.6	Drilled 68 exploration, appraisal and development wells. The Cooper Basin parties are negotiating with potential customers for supply of gas beyond 2004.

Surat Basin (Queensland)	3.6	5.7	Lower gas sales under contract coupled with increased gas into Newstead storage facility.

Denison Trough (Queensland)	8.3	8.1	Increase due to higher sales to Queensland Alumina Limited.

Moura (CSG) (Queensland)	2.7	2.4	Increase due to higher sales into medium-term Energex contract.

Peat (CSG) (Queensland)	5.2	2.2	Increase due to full year of sales into long-term BP Clean Fuels Project contract.

Fairview (CSG) (Queensland)	0.1	nil	Initial interest in Fairview acquired in mid-2001, and increased in February and July 2002.

Eromanga Oil (Queensland)	1.9	2.8	Decrease due to sale of Bodalla Block assets.

Port Campbell (Victoria)	0.4	0.7	Production from Dunbar well ceased.

Katnook/Ladbroke Grove (South Australia)	6.6	5.8	Increased sales due to base loading of Ladbroke Grove Power Plant.

Asset	Sales Volume 2001-2002 (PJe)	Sales Volume 2000- 2001 (PJe)	Asset Production Details
Beharra Springs (Western Australia)	2.1	3.8	Lower gas sales following completion of Alcoa contract. New gas contract with Alcoa commenced in May 2002.

Hovea (Western Australia)	0.1	nil	Commenced production in February 2002. Production was suspended in June 2002. Full production recommenced in October 2002.

Tubridgi (Western Australia)	7.2	7.6	Lower gas sales following cessation of Atlinta contract.

Total	86.4	86.7

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

Our other major challenge for 2001-2002 has been to prepare for full retail contestability in the electricity sector. We spread our expenditure on retail business processes and systems, including improved gas and electricity billing systems, over two years and it is expected to total A$108 million by the time the systems are fully implemented and operational in late 2002. We are applying the work completed for electricity to full retail contestability in gas, introduced in Victoria in October 2002. See Item 3D for a discussion of the changes in the regulatory environment in Australia relating to retail contestability and the “Government Regulation” section of this Item 4B.

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

	2001- 2002	2000- 2001
	(A$ in ‘000s)
Lease Liabilities
Finance Leases:
Lease commitments in respect of finance leases of plant and equipment are payable as follows:
not later than one year	35	18
later than one year but not later than five years	90	34

	125	52
Deduct: Future finance charges and executory costs	1	—

Total	124	52

Operating Leases:
Lease commitments in respect of operating leases are payable as follows:
not later than one year	11,889	10,985
later than one year but not later than five years	16,549	11,688
later than five years	4,263	571

Total	32,701	23,244

See Note 17 to our Consolidated Financial Statements

Cash Flows from Operating, Investing and Financing Activities

The following table summarizes our cash flows from operating activities, investing activities and financing activities for the periods shown.

	2001- 2002	2000- 2001	1999- 2000
	(A$ in millions)
Operating Activities	321.3	253.2	428.1
Investing Activities	(389.6)	(521.2)	169.5
Financing Activities	70.5	265.2	(717.5)

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

Dividends

Dividends provided for or paid during 2001-2002 and 2000-2001 are set out below.

	2001- 2002	2000- 2001
	(A$ in ‘000s)
Final prior year dividend under provided	1,818	43
Interim dividend of A$0.02 cents per share, fully franked at 30% (2001: Nil cents per share)	12,950	—

	14,768	43
Final dividend of A$0.03 cents per share, fully franked at 30% payable October 21, 2002 (2001: A$0.04) cents per share, fully franked at 30% paid October 9, 2001)	19,435	22,922

	34,203	22,965

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

B. Significant Changes

On July 11, 2003, we advised the Australian Stock Exchange that we propose to make an off market cash tender offer of A$4.25 per share to acquire all the ordinary shares in OCA that we do not already own. The timetable for the offer is yet to be determined, and the offer will not be subject to any defeating conditions.

We currently hold 85.23% of the issued capital of OCA and currently consolidate OCA into our accounts, with adjustments made for the minority interests at the net income level. Should we be successful in acquiring all the shares we do not currently own at the proposed offer price, the transaction will cost us approximately A$74 million plus ancillary costs. We expect the cost of the transaction to be offset by the benefit of consolidating 100% of OCA into our financial results. The acquisition, which will be funded out of existing debt facilities, is therefore not expected to have a material impact on our financial performance.

The balance of the issued capital in OCA is held by approximately 500 shareholders. Santos Ltd, an Australian oil and gas exploration and production company, holds around 12.5% of the issued capital, while the next largest shareholder holds less than 0.2% of the issued capital. Santos Ltd has agreed to accept the offer in respect of 2.9 million of its shares, giving us a relevant interest in 87.69% of the issued capital of OCA. Under the terms of our agreement with Santos, Santos is free to accept or reject our offer for the shares not covered by the agreement, or to accept any alternative offer that may be made.

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

	2001-2002			2000-2001
	Contract Amount (GWh)	Load Weighted Fixed Price (A$/ MWh)	Undiscounted Net Fair Value (1) (A$ millions)	Contract Amount (GWh)	Load Weighted Fixed Price (A$/MWh)	Undiscounted Net Fair Value (1) (A$ million)
Receive Fixed/Pay Floating
Less than one year	6,328	36.06	10.4	6,938	39.88	(51.4)
Longer than one year	2,531	—	(0.7)	6,094	—	(40.3)
Pay Fixed/Receive Floating
Less than one year	12,717	30.84	54.0	14,807	35.49	188.6
Longer than one year	14,387	—	190.3	19,911	—	321.8

Options
Less than one year	—	—	13.6	—	—	17.3
Longer than one year	—	—	21.1	—	—	33.1

Total	35,963	66.9	288.7	47,750	75.37	469.1

(1)	The table above presents the mark-to-market value of our outstanding electricity trading contracts using undiscounted cash flows.

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

Name: William Hundy
Title: Company Secretary

Date: July 15, 2003

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

Dated: July 15, 2003

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

Dated: July 15, 2003

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

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

30. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

	Date of Acquisition	Net Tangible Assets Acquired $’000	Consideration Paid/ (Received) $’000	Remaining Beneficial Ownership %
The following controlled entities were incorporated during the current financial year:

OCA (CSG) Pty Ltd				85.23

The following controlled entities were acquired during the current financial year:

Gasmart (Vic) Pty Ltd	14 November 2001	7,651	7,651	100
Transfield CSM Pty Ltd	20 February 2002	10,262	10,262	100
Fletcher Challenge South West Cogeneration Ltd	1 July 2001	69,539	69,539	100

The following controlled entities were de-registered during the current financial year:

Sagini Pty Ltd				—

The following controlled entities were incorporated during the previous financial year:

Origin Energy Retail Holdings Pty Ltd				100
OE JV Co Pty Ltd				100
OE Retail Co Pty Ltd				100
OE Retail LPG Pty Ltd				100
OE Retail Natural Gas Pty Ltd				100
OE Retail Services Pty Ltd				100

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

Impact of Regulation

Under US GAAP, SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation” provides specific guidance regarding the preparation of financial statements for entities with regulated operations that meet certain criteria. The nature of our operations in the electricity and gas transmission and retail industries do not meet the criteria outlined by SFAS No. 71 and, therefore, SFAS No. 71 is not applicable to us for US GAAP purposes.

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

In October 2002, the EITF reached a consensus under EITF 02-3, Recognition of Reporting of Gains and Losses on Energy Trading Contracts, to rescind EITF Issue No. 98-10 (and related interpretative guidance of EITF 00-17 and Topic D-105) and precluded mark-to-market accounting for energy trading contracts that are not derivatives pursuant to SFAS N0.133. Prior to being rescinded, EITF 98-10 had required mark-to-market accounting be applied to all energy trading contracts. Additionally, EITF 02-3 stipulated that all mark-to-market gains and losses on energy trading contracts should be included on a net basis in the income statement. EITF 02-3 also prescribed specific disclosure requirements in relation to energy trading contracts. The consensus regarding the rescission of EITF 98-10 is effective for fiscal periods beginning after December 15, 2002 for all contracts held by an entity, but is effective for all new contracts entered into after October 25, 2002. We have assessed the impact of EITF 02-3 on our financial statements and results of operations and are of the opinion that EITF 02-3 has no material impact on our results of operations, financial position or liquidity.

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